1

DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY)
LIMITED
(Registration Number 2005/033662/07)
(Established and incorporated as a private company with limited liability in accordance with the laws of South Africa)
Guaranteed by
DRDGOLD LIMITED
(Registration Number 1895/000926/06)
(Established and incorporated as a public company with limited liability in accordance with the laws of South Africa)
ZAR500 000 000
Domestic Medium Term Note Programme
Under this Domestic Medium Term Note Programme (the “Programme”), DRDGOLD South African Operations
(Proprietary) Limited (the “Issuer”) may from time to time issue notes (the “Notes”) denominated in South African
Rand subject to the terms and conditions (the “Terms and Conditions”) described in this Programme Memorandum.
Any other terms and conditions not contained in the Terms and Conditions which are applicable to any Notes will be set forth in a pricing supplement (the “Applicable Pricing Supplement”) issued in relation to such Notes. Details of
Notes to be issued, including the aggregate nominal amount of such Notes, interest (if any) payable in respect of such
Notes and the issue price of such Notes will also be set forth in the Applicable Pricing Supplement. The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed
ZAR500 000 000 or such other limit as may apply to the Programme from time to time and notified to the JSE (as defined below).
DRDGOLD Limited (the “Guarantor”) irrevocably and unconditionally guarantees to the holders of Notes
(“Noteholders”) the due and punctual performance by the Issuer of its payment obligations under the Programme.
The Programme has been approved by the JSE Limited, a licensed financial exchange in terms of the Securities
Services Act, 2004 (“the JSE”). Notes may be listed on the JSE, or any successor exchange or on such other or further exchange(s) as may be determined by the Issuer and subject to any applicable law. Unlisted Notes may also be issued under this Programme. With respect to Notes to be listed on the JSE, the Applicable Pricing Supplement will be delivered to the JSE and the Central Securities Depository (defined under the section entitled “Terms and Conditions of the Notes”) before the date of issue of such Notes and the Notes may be traded by or through members of the JSE from the date specified in the Applicable Pricing Supplement.
The Notes may be issued on a continuing basis and be placed by one or more of the dealers specified under the section entitled “Summary of the Programme” and any additional dealer appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a “Dealer” and together the “Dealers”).
None of the Issuer, the Guarantor or the Programme has, at the date of this Programme Memorandum, been rated.
After the date of this Programme Memorandum, the Issuer, the Guarantor and/or the Programme may be rated by a
Rating Agency on a national scale or international scale basis. A Tranche of Notes may, on or before the date of issue thereof, be rated by a Rating Agency on a national scale or international scale basis. Unrated Tranches of
Notes may also be issued. The Applicable Pricing Supplement will reflect the rating, if any, which has been assigned to the Issuer, the Guarantor, the Programme and/or a Tranche of Notes, as the case may be, as well as the
Rating Agency which assigned such rating.
The Issuer may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and
Conditions, in which case the Applicable Pricing Supplement issued in relation to such Notes will describe the form of such Notes.

The holders of Notes that are listed on the Interest Rate Market of the JSE may claim against the BESA Guarantee
Fund (in accordance with the rules of the BESA Guarantee Fund) only if such Notes are traded by or through members of the JSE in accordance with the rules and operating procedures for the time being of the JSE and the Central
Securities Depository. The holders of Notes that are not listed on the Interest Rate Market of the JSE will have no recourse against the JSE or BESA Guarantee Fund even if such Notes are settled through the electronic settlement procedures of the JSE and the Central Securities Depository. Unlisted Notes are not regulated by the JSE.
The Issuer's obligations in respect of the Notes to be issued under the Programme will be unsecured (but guaranteed)
obligations of the Issuer unless otherwise specified in the Applicable Pricing Supplement. The Applicable Pricing
Supplement will reflect whether the Issuer's obligations in respect of a particular Tranche of Notes are secured or unsecured, and if secured, the nature of the security provided.
Arranger
Absa Capital, a division of Absa Bank Limited
Dealer
Absa Capital, a division of Absa Bank Limited

Programme Memorandum dated 30 September 2010

Each of the Issuer and the Guarantor accepts full responsibility for the information contained in this
Programme Memorandum. To the best of the knowledge and belief of the Issuer and the Guarantor (having taken all reasonable care to ensure that such is the case) the information contained in this Programme
Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.
Each of the Issuer and the Guarantor, having made all reasonable enquiries, confirms that this Programme
Memorandum contains or incorporates all information which is material in the context of the issue and the offering of Notes, that the information contained or incorporated in this Programme Memorandum is true and accurate in all material respects and is not misleading, that the opinions and the intentions expressed in this Programme Memorandum are honestly held and that there are no other facts the omission of which would make this Programme Memorandum or any of such information or expression of any such opinions or intentions misleading.
This Programme Memorandum is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see section entitled “Documents Incorporated by Reference”). This
Programme Memorandum shall be read and construed on the basis that such documents are incorporated into and form part of this Programme Memorandum.
The Arranger, the Dealer, the JSE and other professional advisers have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Arranger, the Dealer, the JSE or other professional advisers as to the accuracy or completeness of the information contained in this Programme Memorandum or any other information provided by the Issuer or the Guarantor. The Arranger, the Dealer, the JSE and
other professional advisers do not accept any liability in relation to the information contained in this
Programme Memorandum or any other information provided by the Issuer and/or the Guarantor in connection with the Programme.
No person has been authorised to give any information or to make any representation not contained in or not consistent with this Programme Memorandum or any other information supplied in connection with the Programme and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Guarantor, the Arranger, the Dealer or the JSE.
Neither this Programme Memorandum nor any other information supplied in connection with the
Programme is intended to provide a basis for any credit or other evaluation, or should be considered as a recommendation by the Issuer and/or the Guarantor that any recipient of this Programme Memorandum or any other information supplied in connection with the Programme, should purchase any Notes.
Each investor contemplating the purchase of any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and the
Guarantor. Neither this Programme Memorandum nor any other information supplied in connection with the Programme constitutes an offer or invitation by or on behalf of the Issuer and/or the Guarantor, the Arranger or the Dealer to any person to subscribe for or to purchase any Notes.
Neither the delivery of this Programme Memorandum nor any Applicable Pricing Supplement at any time imply that the information contained herein concerning the Issuer and/or the Guarantor is correct at any time subsequent to the date hereof or that any other financial statements or other information supplied in connection with the Programme is correct as at any time subsequent to the date indicated in the document containing the same. Investors should review, among others, the most recent financial statements of the
Issuer and/or the Guarantor when deciding whether or not to purchase any Notes.
Neither this Programme Memorandum nor any Applicable Pricing Supplement constitutes an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction.

The distribution of this Programme Memorandum, any Applicable Pricing Supplement and the offer or sale of Notes may be restricted by law in certain jurisdictions. Persons into whose possession this
Programme Memorandum, the Applicable Pricing Supplement or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Programme Memorandum and the offer or sale of Notes in the United States of
America, the United Kingdom, the European Economic Area and the Republic of South Africa. None of
the Issuer, the Guarantor, the Arranger, the Dealer, the JSE or the other professional advisors represent that this Programme Memorandum may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the
Guarantor, the Arranger, the Dealer or the other professional advisors which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this
Programme Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. The Dealer has represented that all the offers and sales by them will be made in compliance with this prohibition.
Notes have not been and will not be registered under the United States Securities Act of 1933 (the
“Securities Act”). Notes may not be offered, sold or delivered within the United States of America or to
U.S. persons except in accordance with Regulation S under the Securities Act.
All references in this document to “Rand”, “ZAR”, “South African Rand”, “R” and “cent” refer to the currency of the Republic of South Africa.
Where any term is defined within the context of any particular clause or section in this Programme
Memorandum, the term so defined, unless it is clear from the clause or section in question that the term so defined has limited application to the relevant clause or section, shall bear the meaning ascribed to it for all purposes in this Programme Memorandum, unless qualified by the terms and conditions of any particular Tranche of Notes (as defined in the Terms and Conditions) as set out in the Applicable Pricing
Supplement or unless the context otherwise requires. Expressions defined in this Programme
Memorandum shall bear the same meanings in supplements to this Programme Memorandum which do not themselves contain their own definitions.
The price/yield, the amount, and allocation of Notes to be issued under this Programme Memorandum will be determined by the Issuer and each relevant Dealer and/or the Arranger at the time of issue of such Notes in accordance with prevailing market conditions.
In connection with the issue and distribution of any Tranche of Notes, the Dealer disclosed as the approved stabilisation manager (if any) or any person acting for it (“Stabilisation Manager”) in the
Applicable Pricing Supplement may, subject to the terms and conditions for stabilisation contained in the
Applicable Pricing Supplement and only if such stabilisation is permitted by the rules of the exchange and subject to approval by the exchange on which such Tranche of Notes will be listed, over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilisation shall be carried out in accordance with all the applicable laws and regulations.

TABLE OF CONTENTS
Page
DOCUMENTS INCORPORATED BY REFERENCE 6
GENERAL DESCRIPTION OF THE PROGRAMME 7
SUMMARY OF THE PROGRAMME 8
FORM OF THE NOTES 13
PRO FORMA PRICING SUPPLEMENT
15
TERMS AND CONDITIONS OF THE NOTES 23
USE OF PROCEEDS
64
TERMS AND CONDITIONS OF THE GUARANTEE 65
DESCRIPTION OF THE GROUP AND THE ISSUER 67
SETTLEMENT, CLEARING AND TRANSFERS OF NOTES 83
SOUTH AFRICAN TAXATION 85
SUBSCRIPTION AND SALE 87
SOUTH AFRICAN EXCHANGE CONTROL 89
GENERAL INFORMATION 90

DOCUMENTS INCORPORATED BY REFERENCE
Words used in this section headed “Documents Incorporated by Reference” shall bear the same meanings as defined in the Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.

The following documents shall be deemed to be incorporated in, and to form part of, this Programme
Memorandum:
(a)
any supplements and/or amendments to this Programme Memorandum circulated by the Issuer from time to time in accordance with the Programme Agreement;
(b) the Agency Agreement;
(c)
the audited annual financial statements, and the notes thereto, of the Issuer and the Guarantor for the three financial years ended 30 June 2007, 30 June 2008 and 30 June 2009 as well as the published audited annual financial statements, and notes thereto of the Issuer and the Guarantor in respect of further financial years, as and when such become available;
(d) the Guarantee executed by the Guarantor in favour of the Noteholders; and
(e) each Applicable Pricing Supplement;
save that any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Programme Memorandum to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).
The Issuer will, in connection with the listing of Notes on the JSE, or on such other exchange or further exchange(s) as may be selected by the Issuer, and for so long as any Note remains Outstanding and listed on such exchange, publish a new Programme Memorandum or a further supplement to the Programme
Memorandum on the occasion of any subsequent issue of Notes where there has been:
(a)
a material adverse change in the condition (financial or otherwise) of the Issuer which is not then reflected in the Programme Memorandum or any supplement to the Programme Memorandum; or
(b)       any modification of the terms of the Programme which would then make the Programme
Memorandum materially inaccurate or misleading.
Any such new Programme Memorandum or Programme Memorandum as supplemented and/or modified shall be deemed to have been substituted for the previous Programme Memorandum or to have modified the previous Programme Memorandum from the date of its issue.
The Issuer will provide, free of charge, to each person to whom a copy of the Programme Memorandum has been delivered, upon request of such person, a copy of any of the documents deemed to be incorporated herein by reference, unless such documents have been modified or superseded. Requests for such documents should be directed to the Issuer at its registered office as set out at the end of this Programme Memorandum.
This Programme Memorandum together with the documents deemed to be incorporated herein by reference are available for inspection at the offices of the Issuer during office hours. The Issuer shall further place an electronic copy of this Programme Memorandum on the Issuer's website at www.drdgold.co.za.
The audited annual financial statements of the Guarantor are available on the Guarantor's website,
www.drdgold.co.za
and on the JSE’s website, www.jse.co.za.

Copies of this Programme Memorandum and the documents deemed to be incorporated herein by reference will be made available on the JSE's website,
www.jse.co.za
.

GENERAL DESCRIPTION OF THE PROGRAMME
Words used in this section headed “General Description of the Programme” shall bear the same meanings as defined in the Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.

Under the Programme, the Issuer may from time to time issue Notes denominated in South African Rand.
The applicable terms of any Notes will be set out in the Terms and Conditions incorporated by reference into the Notes, as modified and/or supplemented by the Applicable Pricing Supplement relating to the Notes and/or any supplementary Programme Memorandum. A summary of the Programme and the Terms and
Conditions appears below.
This Programme Memorandum will only apply to Notes issued under the Programme in a maximum aggregate Principal Amount which does not exceed ZAR500 000 000, unless such amount is increased as set out below and in the Programme Agreement. For the purpose of calculating the aggregate Principal
Amount of Notes Outstanding under the Programme from time to time:
(a)
the amount of Indexed Notes and Partly Paid Notes (each as defined in the Terms and Conditions)
shall be calculated by reference to the original Principal Amount of such Notes (and, in the case of
Partly Paid Notes, regardless of the subscription price paid); and
(b)
the amount of Zero Coupon Notes (as defined in the Terms and Conditions) and other Notes issued at a discount or premium shall be calculated by reference to the net subscription proceeds received by the Issuer for the relevant issue.
In the event that the Issuer issues unlisted Notes, or Notes listed on any other financial exchange(s) on which the Notes may be listed, the Issuer shall, no later than the last calendar day of the month of such issue, inform the JSE in writing of the Principal Amount and scheduled maturity date in respect of such Notes.
From time to time the Issuer and the Guarantor may wish to increase the maximum aggregate Principal
Amount of the Notes that may be Outstanding under the Programme. Subject to the requirements of the
Programme Agreement, the JSE Listings Requirements and/or any such other financial exchange(s) on which the Notes may be listed or in terms of any law, the Issuer and the Guarantor may, without the consent of Noteholders, increase the maximum aggregate Principal Amount of the Notes that may be Outstanding under the Programme by delivering a notice thereof to the Arranger, the Dealer, the Sponsor, the Transfer
Agent, the Calculation Agent and the relevant financial exchange in accordance with Condition 18 of the
Terms and Conditions. Upon such notice being given, all references in the Programme Memorandum or any other agreement, deed or document in relation to the Programme, to the maximum aggregate Principal
Amount of the Notes, shall be and shall be deemed to be references to the increased maximum aggregate
Principal Amount as set out in such notice.

SUMMARY OF THE PROGRAMME
The following summary does not purport to be complete and is taken from, and is qualified by, the remainder of this Programme Memorandum and, in relation to the Terms and Conditions of any particular Tranche of Notes, the Applicable Pricing Supplement issued in relation to such Notes.
Capitalised terms not separately defined herein shall bear the meaning given to them in the Terms and Conditions.
Issuer
DRDGOLD South African Operations (Proprietary) Limited
(Registration Number 2005/033662/07).
Guarantor
DRDGOLD Limited (Registration number 1895/000926/06).
Description of the
Programme
DRDGOLD South African Operations (Proprietary) Limited
ZAR500 000 000 Domestic Medium Term Note Programme.
Size of Programme
Notes with an aggregate Principal Amount of up to
ZAR500 000 000 may be Outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the
Programme Agreement.
Arranger
Absa Capital, a division of Absa Bank Limited (Registration
Number 1986/004794/06) (“Absa Capital”).
Dealer
Absa Capital and any other Dealer appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis, subject to the Issuer’s right to terminate the appointment of any Dealer.
Calculation Agent
Absa Capital, unless the Issuer elects to appoint, in relation to a particular Tranche or Series of Notes, another entity as Calculation
Agent, in which event that other entity, shall act in such capacity in respect of that Tranche or Series of Notes.
Paying Agent
Absa Capital, unless the Issuer elects to appoint, in relation to a particular Tranche or Series of Notes, another entity as Paying Agent, in which event that other entity, shall act in such capacity in respect of that Tranche or Series of Notes.
Transfer Agent
Absa Capital, unless the Issuer elects to appoint, in relation to a particular Series of Notes, another entity as Transfer Agent, in which event that other entity, shall act in such capacity in respect of that
Series of Notes.

Rating
Neither the Issuer, the Guarantor nor the Programme has, as at the
date of this Programme Memorandum, been rated. After the date of this Programme Memorandum, the Issuer, the Guarantor and/or the
Programme may be rated by a Rating Agency on a national scale or international scale basis.
A Tranche of Notes may, on or before the date of issue thereof, be rated by a Rating Agency on a national scale or international scale basis. Unrated Tranches of Notes may also be issued. The
Applicable Pricing Supplement will reflect the rating, if any, which has been assigned to the Issuer, the Guarantor, the Programme and/or a Tranche of Notes, as the case may be, as well as the Rating Agency which assigned such rating.
Listing
The Programme has been approved by the JSE. Notes issued under the Programme may be listed on the JSE (or such other or further exchange(s) as may be selected by the Issuer in relation to an issue).
Unlisted Notes may also be issued under the Programme. The
Applicable Pricing Supplement in respect of a Tranche will specify whether or not such Notes will be listed and, if so, on which exchange. The JSE does not regulate Unlisted Notes.
Currency
South African Rand.
Denomination of Notes
Notes will be issued with a minimum denomination of ZAR1 000 000 each.
Form of Notes
Notes may be issued in the form of Registered Notes, Unlisted
Notes or Uncertificated Notes as described in the section entitled
“Form of the Notes” below.
Guarantee
The Guarantor has unconditionally and irrevocably guaranteed to the Noteholders the due and punctual performance by the Issuer of its payment obligations under the Notes on the terms and conditions of the Guarantee, as described in the Programme Memorandum.
The obligations of the Guarantor under the Guarantee constitute unconditional and unsecured principal obligations of the Guarantor and will rank (subject to any obligations preferred by law) pari passu with all other present and future unsecured and
unsubordinated obligations of the Guarantor (see the section entitled
“Terms and Conditions of the Guarantee”).
Interest Period(s) or
Interest Payment
Date(s)
Such period(s) or date(s) as may be indicated in the Applicable
Pricing Supplement.
Issue Price
Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at their nominal amount or at a discount to, or premium over, their nominal amount as indicated in the Applicable
Pricing Supplement.

Maturities
Such maturity as may be indicated in the Applicable Pricing
Supplement. The Notes are not subject to any minimum or maximum maturity.
Cross-Default
The terms of the Senior Notes will contain a cross-default provision relating to Material Indebtedness for money borrowed, or any guarantee of or indemnity in respect of any such Material
Indebtedness as further described in Condition 12.
Negative Pledge
Condition 6 of the Terms and Conditions provides for a negative pledge in favour of the Senior Noteholders.
Noteholder(s)
The holders of Registered Notes and/or Unlisted Registered Notes and/or Uncertificated Notes (as recorded in the Register).
Notes
Notes may comprise bonds, notes, debentures, commercial paper or any other debt instruments including, but not limited to:
Fixed Rate Notes: Fixed Rate Notes will bear interest at a fixed interest rate, as indicated in the Applicable Pricing Supplement, and more fully described in Condition 8.1 of the Terms and Conditions.
Floating Rate Notes: Floating Rate Notes will bear interest at a floating rate, as indicated in the Applicable Pricing Supplement, and more fully described in Condition 8.2 of the Terms and
Conditions.
Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount or at par and will not bear interest other than in the case of late payment.
Indexed Notes: Payments in respect of interest on Indexed Interest
Notes or in respect of principal on Indexed Redemption Amount
Notes will be calculated by reference to such index and/or formula as may be indicated in the Applicable Pricing Supplement.
Mixed Rate Notes: Mixed Rate Notes will bear interest over
respective periods at the rates applicable for any combination of
Fixed Rate Notes, Floating Rate Notes, Zero Coupon Notes or
Indexed Notes, each as specified in the Applicable Pricing
Supplement.
Instalment Notes: The Applicable Pricing Supplement in respect of each issue of Notes that are redeemable in two or more
instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.
Partly Paid Notes: The Issue Price of Partly Paid Notes will be payable in two or more instalments as set out in the Applicable
Pricing Supplement.
Exchangeable Notes: Notes which may be redeemed by the Issuer in cash or by the delivery of securities as specified in the
Applicable Pricing Supplement.
Extendible Notes: Notes issued with a maturity of not more than

18 months, which entitles the Issuer to extend the Redemption Date to a pre-determined future date, as may be indicated in the
Applicable Pricing Supplement.
Senior Notes: Notes bearing the characteristics described under
“Status of Senior Notes” below.
Subordinated Notes: Notes bearing the characteristics described under “Status of Subordinated Notes” below.
Other Notes
Terms applicable to Notes other than those specifically
contemplated under this Programme Memorandum and approved by the JSE or such other or further exchange(s) on which such Notes may be listed and as agreed between the Issuer and the Dealer(s), will be set out in the Applicable Pricing Supplement.
Status of Senior Notes
Unless otherwise specified in the Applicable Pricing Supplement,
Senior Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank pari passu among themselves and (save for certain debts required to be preferred by law) equally with all other unsecured and unsubordinated obligations of the Issuer from time to time outstanding.
Status of Subordinated
Notes
Subordinated Notes will constitute direct, unconditional, unsecured and subordinated obligations of the Issuer and will rank pari passu among themselves and will rank at least pari passu with all other present and future unsecured and subordinated obligations of the
Issuer, save for those that have been recorded preferential rights by law. Subject to applicable law, in the event of the dissolution of the
Issuer or if the Issuer is wound-up, then and in any such event, the claims of the person entitled to the paid amounts due in respect of
Subordinated Notes shall be subordinated to all other claims in respect of any other Indebtedness of the Issuer except for other
Subordinated Indebtedness (as defined in Condition 5.2 of the
Terms and Conditions). Accordingly, no amount due on the
Subordinated Notes shall be eligible for set-off or shall be payable to any person entitled to be paid such amount until all other
Indebtedness of the Issuer which is admissible in any such
dissolution or winding-up (other than Subordinated Indebtedness)
has been paid or discharged in full.
Redemption
The Applicable Pricing Supplement relating to each Tranche of Notes will indicate either:
(a)     that the Notes may only be redeemed prior to their stated
maturity (other than in specified instalments, if applicable) for taxation reasons or following an Event of Default; or
(b)     that such Notes will also be redeemable at the option of the
Issuer upon giving such notice as is indicated in the Applicable
Pricing Supplement to the Noteholders at a price or prices and on such terms as are indicated in the Applicable Pricing
Supplement; or

(c)     that such Notes will also be redeemable at the option of the
Senior Noteholders upon giving such notice as is indicated in the Applicable Pricing Supplement to the Issuer at the Optional
Redemption Amount in accordance with Condition 10.4.
The Applicable Pricing Supplement may provide that Notes may be repayable in two or more instalments and on such dates as indicated
in the Applicable Pricing Supplement.
Register
The Register maintained by the Transfer Agent in terms of the
Agency Agreement and the Terms and Conditions.
Distribution
Notes may be distributed by way of public auction, private
placement or any other means permitted under South African law, and in each case on a syndicated or non-syndicated basis as may be determined by the Issuer and the relevant Dealer(s) and reflected in the Applicable Pricing Supplement.
Selling Restriction
There are selling restrictions in relation to the United States, the
United Kingdom, the European Economic Area and the Republic of
South Africa and such other restrictions as may be required to be met in relation to an offering or sale of a particular Tranche of
Notes which may be included in the Applicable Pricing Supplement.
Blocked Rand
Blocked Rand may be used for the purchase of Notes, subject to
South African Exchange Control Regulations.
Other taxes
No securities transfer tax will be payable in terms of the Securities
Transfer Tax Act, 2007 in respect of the transfer, issue, cancellation or redemption of the Notes.
Taxation
As at the date of this Programme Memorandum all payments in
respect of the Notes will be made without withholding or deduction for or on account of taxes levied in South Africa. In the event that certain withholding tax or such other deduction is required by law, then the Issuer will, subject to certain exceptions as provided in
Condition 11 of the Terms and Conditions, pay such additional amounts as shall be necessary in order that the net amounts received by the Noteholders after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes in the absence of such withholding or deduction.
Governing Law
The Notes will be governed by, and construed in accordance with the laws of South Africa.
Terms and Conditions
The terms and conditions of the Notes set out in the section of the
Programme Memorandum headed “Terms and Conditions of the
Notes” below.

FORM OF THE NOTES

Words used in this section headed “Form of the Notes” shall bear the same meanings as defined in the
Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.

Notes may be issued as listed Registered Notes, Unlisted Registered Notes or Uncertificated Notes as
specified in the Applicable Pricing Supplement.
The Notes may be listed on the JSE and/or such other or further exchange(s) as the Issuer may select in relation to an issue. Each Tranche of Notes listed on the JSE will be issued in accordance with the Terms and Conditions set out below in this Programme Memorandum in the form of a single certificate, without interest coupons as a Global Certificate, which will be lodged in the Central Securities Depository which forms part of the settlement system of the JSE. This will entail that the Notes, represented by the Global
Certificate, will be deposited with and registered in the name of, and for the account of the Central
Securities Depository's Nominee.
All Notes not represented by a Global Certificate shall be issued in definitive form as Individual
Certificates or Uncertificated Notes.
Registered Notes
Beneficial Interests in Notes which are lodged in the form of a Global Certificate in the Central Securities
Depository may, in terms of existing law and practice, be transferred through the Central Securities
Depository by way of book entry in the securities accounts of the Central Securities Depository
Participants, who are also approved by the JSE to act as settlement agents and therefore perform electronic settlement of both funds and scrip on behalf of market participants. A certificate or other document issued by a Central Securities Depository Participant as to the nominal amount of such
Beneficial Interest in Notes standing to the account of any person shall be prima facie proof of such
Beneficial Interest. A Global Certificate may be replaced by the issue of Uncertificated Notes in terms of section 37 of the Securities Services Act.
Beneficial Interests in Notes represented by a Global Certificate may be exchanged, without charge by the
Issuer, for Individual Certificates in accordance with the provisions of Condition 14 of the Terms and
Conditions. The Notes represented by the Global Certificate and Individual Certificates will be registered in the names of the Noteholders maintained by the Transfer Agent. The Issuer shall regard the Register as the conclusive record of title to the Notes. With regard to Notes listed on the JSE, the Central Securities
Depository shall be recognised by the Issuer as the owner of the Notes represented by the Global
Certificate and the registered holders of Individual Certificates shall be recognised by the Issuer, as the owner of the Notes represented by such Individual Certificates.

Notes represented by Individual Certificates may only be transferred in accordance with the provisions of
Condition 14.
Unlisted Registered Notes
Unlisted Registered Notes issued in definitive registered form shall be represented by Individual
Certificates. The title to Unlisted Registered Notes represented by the Individual Certificates will pass upon registration of transfer in the Register. The Issuer shall regard the Register as a conclusive record of title to the Unlisted Registered Notes.
Uncertificated Notes
Notes may be issued in uncertificated form in terms of section 37 of the Securities Services Act.
Uncertificated Notes will not be represented by any certificate or written instrument. Uncertificated Notes will be held in the Central Securities Depository and be registered in the name of, and for the account of the
Central Securities Depository’s Nominee. In respect of any Tranche of Notes issued in uncertificated form, the Central Securities Depository’s Nominee will be named in the Register or as the registered Noteholder of that Tranche of Notes.
Beneficial Interests in Notes issued in uncertificated form may, in terms of existing law and practice, be transferred through the Central Securities Depository by way of book entry in the securities accounts of the
Central Securities Depository Participants in the Central Securities Depository. A certificate or other document issued by a Central Securities Participant as to the nominal amount of such Beneficial Interest in
Uncertificated Notes standing to the account of any person shall be prima facie proof of such Beneficial
Interests.
Title to Uncertificated Notes will pass in accordance with the provisions of Condition 14.

PRO FORMA PRICING SUPPLEMENT
Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme:

DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED
(Registration Number 2005/033662/07)
(Established and incorporated as a private company with limited liability in accordance with the laws of South Africa)
Guaranteed by
DRDGOLD LIMITED
(Registration Number 1895/000926/06)
(Established and incorporated as a public company with limited liability in accordance with the laws of South Africa)
Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
Under its ZAR500 000 000 Domestic Medium Term Note Programme
This document constitutes the Applicable Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and
Conditions set forth in the Programme Memorandum dated 30 September 2010. This Applicable Pricing
Supplement must be read in conjunction with such Programme Memorandum. To the extent that there is any conflict or inconsistency between the contents of this Applicable Pricing Supplement and such
Programme Memorandum, the provisions of this Applicable Pricing Supplement shall prevail. To the extent that certain provisions of the pro forma Pricing Supplement do not apply to the Notes described herein, they may be deleted in this Applicable Pricing Supplement or indicated to be not applicable.
DESCRIPTION OF THE NOTES
1. Issuer
DRDGOLD South African Operations
(Proprietary) Limited
2.
Guarantor                                                                              DRDGOLD Limited
3. Status of Notes
[Secured/Unsecured but guaranteed by the
Guarantor]
[If secured, description of nature and type of
security]
[Senior/Subordinated]
4.
(a) Tranche Number                                                           [            ]

(b) Series Number
[      ]
5. Aggregate Principal Amount
[      ]
6. Interest/Payment Basis
[Fixed Rate/Floating Rate/Zero Coupon/lndexed
Interest /Indexed Redemption Amount/Mixed
Rate/Partly Paid/
Instalment/Exchangeable/other]
7. Form of Notes
[Registered Notes/Unlisted Registered
Notes/Uncertificated Notes]
8.
Automatic/Optional Conversion from one
Interest/Payment Basis to another
[insert details including date for conversion]
9. Issue Date
[      ]
10.      Business Centre
[      ]
11.      Additional Business Centre
[      ]
12.      Specified Denomination
[      ]
13.      Issue Price
[      ]
14.      Interest Commencement Date
[      ]
15.      Redemption Date
[      ]
16.      Specified Currency
[      ]
17.      Applicable Business Day Convention
[Floating Rate Business Day/Following
Business Day/Modified Following Business
Day/Preceding Business Day/other convention –
insert details]
18.      Calculation Agent
[      ]
19.      Paying Agent
[      ]
20.      Specified office of the Paying Agent
[      ]
21.      Transfer Agent
[      ]
22.      Final Redemption Amount
[      ]
FIXED RATE NOTES
23.      (a)       Fixed Interest Rate(s)
[      ] percent per annum [payable
annually/semi-annually/ quarterly] in arrear
(b) Interest Payment Date(s) [Dates/Periods]
(c) Initial Broken Amount
[      ]
(d) Final Broken Amount
[      ]
(e)
Any other terms relating to the
particular method of calculating interest
[      ]

FLOATING RATE NOTES
24.   (a)          Interest Payment Date(s)
[Dates/Periods]
(b)          Interest Period(s)
[      ]
(c)
Definitions of Business Day (if different
from that set out in Condition 1)
[      ]
(d)          Interest Rate(s)
[      ] percent
(e) Minimum Interest Rate
[      ] percent
(f) Maximum Interest Rate
[      ] percent
(g)         Other terms relating to the method of
calculating interest (e.g., Day Count
Fraction, rounding up provision, if different
from Condition 8.2)
[      ]
25.      Manner in which the Interest Rate is to be
determined
[ISDA Determination/Screen Rate
Determination/other (insert details)]
26.      Margin
[(+/-)
• percent to be added to/subtracted from
the relevant (ISDA Rate/Reference Rate)]
27.    If ISDA Determination
(a) Floating Rate
[      ]
(b)          Floating Rate Option
[      ]
(b)          Designated Maturity
[      ]
(c) Reset Date(s)
[      ]
28.   If Screen Determination
(a)
Reference Rate (including relevant period
by reference to which the Interest Rate is to
be calculated)
[e.g. ZAR-JIBAR-SAFEX]
(b)          Interest Determination Date(s)
[      ]
(c) Relevant Screen Page and Reference Code
[      ]
29.      If Interest Rate to be calculated otherwise than by
reference to 27 or 28 above, insert basis for
determining Interest Rate/Margin/Fall back
provisions
30.      If different from the Calculation Agent, agent
responsible for calculating amount of principal
and interest
[      ]
PARTLY PAID NOTES
31. Amount of each payment comprising the Issue
Price
[      ]

32.      Date upon which each payment is to be made by
Noteholder
[      ]
33.      Consequences (if any) of failure to make any such
payment by Noteholder
[      ]
34.       Interest Rate to accrue on the first and subsequent
instalments after the due date for payment of such
instalments
[      ] percent
INSTALMENT NOTES
35.      Instalment Dates
[      ]
36.      Instalment Amounts (expressed as a percentage of
the aggregate Principal Amount of the Notes)
[      ]
MIXED RATE NOTES
37.      Period(s) during which the interest rate for the
Mixed Rate Notes will be (as applicable) that for:
[      ]
(a) Fixed Rate Notes
[      ]
(b) Floating Rate Notes
[      ]
(c) Indexed Notes
[      ]
(d) Other Notes
[      ]
ZERO COUPON NOTES
38.  (a)
Implied Yield
[      ] percent [naca] [nacs]
[nacm] [nacq] [other method of compounding]
(b)          Reference Price
[      ]
(c)
Any other formula or basis for determining
amount(s) payable
[      ]
INDEXED NOTES
39.     (a)
Type of Indexed Notes
[Indexed Interest Notes/Indexed Redemption
Amount Notes]
(b)      Index/Formula by reference to which
Interest Rate/Interest Amount (delete as
applicable) is to be determined
[      ]
(c)      Manner in which the Interest Rate/Interest
Amount (delete as applicable) is to be
determined
[      ]
(d) Interest Payment Date(s)
[      ]

(e)      Calculation Agent (if different from Absa
Capital)
[              ]
(f)
Provisions where calculation by reference
to Index and/or Formula is impossible or
impractical
[              ]
EXCHANGEABLE NOTES
40.      Mandatory Exchange applicable?
[Yes/No]
41.      Noteholders’ Exchange Right applicable?
[Yes/No]
42.      Exchange Securities
[              ]
43.      Manner of determining Exchange Price
[              ]
44.      Exchange Period
[              ]
45.      Other
[              ]
EXTENDIBLE NOTES
46.      Last date to which Redemption Date may be
extended
[              ]
47.      Step-up Margin
[              ]
48.      Requisite Notice
[              ]
49.      Other
[              ]
OTHER NOTES
50.      If the Notes are not Partly Paid Notes, Instalment
Notes, Fixed Rate Notes, Floating Rate Notes,
Mixed Rate Notes, Zero Coupon Notes, Indexed
Notes, Extendible Notes or Exchangeable Notes,
or if the Notes are a combination of any of the
aforegoing, set out the relevant description and
any additional Terms and Conditions relating to
such Notes
[              ]
PROVISIONS REGARDING REDEMPTION/
MATURITY

51. Issuer’s Optional Redemption:
if yes:
[Yes/No]
(a) Optional Redemption Date(s)
[             ]
(b)      Optional Redemption Amount(s) and
method, if any, of calculation of such
amount(s)
[             ]
(c)      Minimum Period of Notice (if different to
Condition 10.3)
[             ]
(d) If redeemable in part:
Minimum Redemption Amount(s)
[             ]
Higher Redemption Amount(s)
[             ]
(e) Other terms applicable on Redemption
[             ]
52.      Redemption at the option of the Senior
Noteholders:
if yes:
[Yes/No]
(a) Optional Redemption Date(s)
[             ]
(b)      Optional Redemption Amount(s) and
method, if any, of calculation of such
amount(s)
[             ]
(c)      Minimum period of notice (if different to
Condition 10.4)
[             ]
(d) If redeemable in part:
Minimum Redemption Amount(s)
Higher Redemption Amount(s)
[             ]
[             ]
(e) Other terms applicable on Redemption
[             ]
(f)      Attach pro forma put notice(s)
53.      Early Redemption Amount(s) payable on
redemption for taxation reasons or on Event of
Default
[             ]
GENERAL
54.      Additional selling restrictions
[             ]
55.      (a)
International Securities Numbering (ISIN)
[             ]
(b) Stock Code
[             ]
56.      Financial Exchange
[             ]
57.      If syndicated, names of managers
[             ]
58.      Credit Rating assigned to Notes, the Programme,      [             ]

the Issuer and/or the Guarantor as at the Issue
Date (if any)
59.      Governing law (if the laws of South Africa are
not applicable)
[      ]
60.      Use of proceeds
[      ]
61.      Last Day to Register
[      ] or [      ] which shall mean that the
Register will be closed from each Last Day to
Register to the next applicable Payment Day or
[10] days prior to the actual redemption date
62.      Books Closed Period
[      ]
63.      Stabilisation Manager (if any)
[      ]
64.      Other provisions
[      ]
DISCLOSURE REQUIREMENTS IN TERMS OF PARAGRAPH 3(5) OF THE COMMERCIAL
PAPER REGULATIONS
At the date of this Applicable Pricing Supplement:
65.      Paragraph 3(5)(a)
The ultimate borrower is the Issuer.
66.      Paragraph 3(5)(b)
The Issuer is a going concern and can in all circumstances be reasonably expected to meet its commitments under the Notes.
67.      Paragraph 3(5)(c)
The auditor of the Issuer is KPMG Inc..
68.      Paragraph 3(5)(d)
As at the date of this issue:
(a) the Issuer has [not issued any Notes]; and
(b)
it is [not] anticipated that the Issuer will issue [ZAR[ ]] Notes during its current financial year.
69.      Paragraph 3(5)(e)
Prospective investors in the Notes are to consider this Applicable Pricing Supplement, the
Programme Memorandum and the documentation incorporated therein by reference in order to ascertain the nature of the financial and commercial risks of an investment in the Notes. In addition, prospective investors in the Notes are to consider the latest audited financial statements of the Issuer which are incorporated into the Programme Memorandum by reference and which may be requested from the Issuer.
70.      Paragraph 3(5)(f)
There has been no material adverse change in the Issuer’s financial position since the date of its last audited financial statements.
71.      Paragraph 3(5)(g)
The Notes issued will be [listed/unlisted].
72.      Paragraph 3(5)(h)
The funds to be raised through the issue of the Notes are to be used by the Issuer for [      ].
73.      Paragraph 3(5)(i)
The Notes are [secured]/[unsecured].
74.      Paragraph 3(5)(j)
KPMG Inc., the auditor of the Issuer, has confirmed that nothing has come to its attention to indicate that this issue of Notes issued under the Programme will not comply in all respects with the relevant provisions of the Commercial Paper Regulations.
Responsibility:
The Issuer accepts responsibility for the information contained in this Applicable Pricing Supplement.
[Application [is hereby]/[will not be] made to list this issue of Notes [on [insert date]].

SIGNED at ________________________ this ______ day of _______________________ 2010.
For and on behalf of
DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED
Name :                                                                                Name :
Capacity :                                                                           Capacity :
who warrants his/her authority hereto who warrants his/her authority hereto

TERMS AND CONDITIONS OF THE NOTES
The following are the Terms and Conditions of the Notes to be issued by the Issuer on or after the date of this Programme Memorandum. Notes will be issued in individual Tranches which, together with other
Tranches, may form a Series of Notes. Before the Issuer issues any Tranche of Notes, the Issuer shall complete and sign the Applicable Pricing Supplement, based on the pro forma Pricing Supplement included in the Programme Memorandum, setting out details of such Notes. The Applicable Pricing
Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace and/or modify the following Terms and Conditions for the purpose of such Tranche of Notes. A copy of the
Applicable Pricing Supplement will be attached to each Certificate. All references in this Programme
Memorandum to any statute, regulation or other legislation will be a reference to that statute, regulation or other legislation as amended, re-enacted or replaced and substituted from time to time.
1.
INTERPRETATION
In these Terms and Conditions, unless inconsistent with the context or separately defined in the
Applicable Pricing Supplement, the following expressions shall have the following meanings:
“Absa Capital”
Absa Capital, a division of Absa Bank Limited
(Registration Number 1986/004794/06), a public
company with limited liability registered and
incorporated in accordance with the laws of South Africa;
“Actual Redemption Date”
in respect of Extendible Notes, the actual date of
redemption in full by way of payment of the aggregate
Principal Amount Outstanding of such Notes;
“Agency Agreement”
the agency agreement dated 30 September 2010 entered
into between the Issuer, the Transfer Agent, the
Calculation Agent and the Paying Agent;
“Applicable Pricing Supplement”
the pricing supplement relating to each Tranche of Notes
setting out the applicable and/or such other terms and
conditions applicable to that Tranche of Notes;
“Applicable Procedures”
the rules and operating procedures for the time being of
the Central Securities Depository, the JSE and/or any
other applicable financial exchange, as the case may be;
“Banks Act”
the Banks Act, 1990;
“BESA Guarantee Fund”
the Guarantee Fund established and operated by the Bond
Exchange of South Africa Limited, prior to the merger
with the JSE on 1 July 2009 and as at the date of this
Programme Memorandum, operated by the JSE as a
separate guarantee fund, in terms of the rules of the JSE
as required by section 9(1)(e) and 18(2)(x) of the

Securities Services Act or any successor fund;
“Beneficial Interest”
(a)
in respect of Registered Notes: the undivided share
of a co-owner of Registered Notes represented by a
Global Certificate as provided in section 41 of the
Securities Services Act;
(b)       in respect of Uncertificated Notes: the undivided
share of a co-owner of Uncertificated Notes, held
in the Central Securities Depository as provided in
section 41of the Securities Services Act;
“Books Closed Period”
the period, as specified in the Applicable Pricing
Supplement, commencing after the Last Day to Register,
during which transfer of Notes will not be registered, or
such shorter period as the Issuer may decide in order to
determine those Noteholders entitled to receive interest;
“Business Day”
a day (other than a Saturday or Sunday or public holiday
within the meaning of the Public Holidays Act, 1994)
which is a day on which commercial banks settle ZAR
payments in Johannesburg or any Additional Business
Centre specified in the Applicable Pricing Supplement;
“Calculation Agent”
Absa Capital, unless the Issuer elects to appoint, in relation to a particular Tranche or Series of Notes, another entity as
Calculation Agent, in which event that other entity shall
act as a Calculation Agent in respect of that Tranche or
Series of Notes, as indicated in the Applicable Pricing
Supplement;
“Central Securities Depository”
STRATE Limited (Registration Number
1998/022242/06), or its nominee or any successor
thereto, operating in terms of the Securities Services Act,
or any additional or alternate depository approved by the
Issuer;
“Central Securities Depository's
Nominee”
Central Depository Nominees (Proprietary) Limited
(Registration Number 1990/00665/07), a wholly owned
subsidiary of the Central Securities Depository, or any
successor nominee thereto operating in terms of the
Securities Services Act;
“Central Securities Depository
Participant”
a person accepted by the Central Securities Depository as a
participant in terms of Section 34 of the Securities Services
Act;
“Central Securities Depository System”
the computer system or systems and associated network or
networks operated or used by the Central Securities
Depository for the purpose of clearing and settlement of
trades in Notes or any other purpose in terms of the

Securities Services Act;
“Certificate”
a Global Certificate or Individual Certificate, as the case
may be;
“Certificated Note”
a Note issued in registered form represented by a Global
Certificate or an Individual Certificate, as the case may be;
“Class of Noteholders”
the holders of a Series of Notes or, where appropriate, the
holders of different Series of Notes;
“Commercial Paper Regulations”
Government Notice number 2172 published in
Government Gazette number 16167, dated 14 December
1994;
“Companies Act”
the Companies Act, 1973;
“Dealer”
Absa Capital and any other Dealer appointed under the
Programme from time to time, which appointment may
be for a specific issue or on an ongoing basis, subject to
the Issuer’s right to terminate the appointment of any
Dealer;
“Early Redemption Amount”
the amount at which the Notes will be redeemed by the
Issuer pursuant to the provisions of Condition 10.2 and/or
Condition 13, as set out in Condition 10.5;
“Encumbrance”
means any lien, pledge, cession in securitatem debiti,
mortgage, charge, encumbrance or other security interest
or any agreement or arrangement having the effect of
providing a right of security, provided that Encumbrance
shall not include any statutory preference and any
security interest arising by operation of law;
“Event of Default”
an event of default by the Issuer, as set out in
Condition 13;
“Exchange Control Regulations”
the Exchange Control Regulations, 1961 promulgated in
terms of section 9 of the Currency and Exchanges Act,
1933;
“Exchangeable Notes”
Notes which may be redeemed by the Issuer in the
manner indicated in the Applicable Pricing Supplement
by the delivery to the Noteholders of cash or of so many
of the Exchange Securities as is determined in
accordance with the Applicable Pricing Supplement;
“Exchange Period”
in respect of Exchangeable Notes to which the
Noteholders’ Exchange Right applies (as indicated in the
Applicable Pricing Supplement), the period indicated in
the Applicable Pricing Supplement during which such

right may be exercised;
“Exchange Price”
the value indicated in the Applicable Pricing Supplement
according to which the number of Exchange Securities
which may be delivered in redemption of an
Exchangeable Note will be determined;
“Exchange Securities”
the securities indicated in the Applicable Pricing
Supplement which may be delivered by the Issuer in
redemption of Exchangeable Notes to the value of the
Exchange Price;
“Extendible Note”
any Note with a maturity of not more than 18 months,
which entitles the Issuer to extend the Redemption Date
to a pre-determined future date, as indicated in the
Applicable Pricing Supplement;
“Extraordinary Resolution”
a resolution passed at a duly convened meeting of the
Noteholders and held in accordance with the provisions
of Condition 19, by a majority consisting of not less than
66.6% of the persons voting thereat upon a show of hands
or if a poll be duly demanded then by a majority
consisting of not less than 66.6% of the votes cast on
such poll;
“Final Redemption Amount”
the amount of principal specified in the Applicable
Pricing Supplement payable in respect of each Note upon
the Redemption Date;
“Fixed Interest Rate”
the rate or rates of interest applicable to Fixed Rate
Notes, as specified in the Applicable Pricing Supplement;
“Fixed Rate Notes”
Notes which will bear interest at the Fixed Interest Rate,
as indicated in the Applicable Pricing Supplement;
“Floating Rate”
has the meaning given to the expression in the ISDA
Definitions, as indicated in the Applicable Pricing
Supplement;
“Floating Rate Notes”
Notes which will bear interest as indicated in the
Applicable Pricing Supplement and more fully described
in Condition 8.2;
“Global Certificate”
the single certificate, without interest coupons, registered in the name of the Central Securities Depository's
Nominee and representing those Notes issued under the
Terms and Conditions which are lodged in the Central
Securities Depository other than those Notes represented
by Individual Certificates and Uncertificated Notes. A
Global Certificate may be replaced by the issue of
Uncertificated Notes in terms of Section 37 of the

Securities Services Act;
“Group”
DRDGOLD and its Subsidiaries;
"Guarantee"
the Guarantee described in Condition 6;
"Guarantor" or "DRDGOLD"
DRDGOLD Limited (Registration Number
1895/000926/06), a public company with limited liability
established and incorporated in accordance with the laws
of South Africa;
“Implied Yield”
the yield accruing on the Issue Price of Zero Coupon
Notes, as specified in the Applicable Pricing Supplement;
“Indebtedness”
in respect of the Issuer or a Principal Subsidiary, as the
case may be, any indebtedness in respect of monies
borrowed from any person, debenture holder or lender and
(without double counting) guarantees, suretyships and
indemnities (other than those in the ordinary course of
business) given, whether present or future, actual or
contingent;
“Indexed Interest Notes”
Notes in respect of which the Interest Amount is calculated
by reference to such index and/or formula as indicated in
the Applicable Pricing Supplement;
“Indexed Note”
an Indexed Interest Note and/or an Indexed Redemption
Amount Note, as applicable;
“Indexed Redemption Amount Notes”
Notes in respect of which the Final Redemption Amount
is calculated by reference to an index and/or a formula as
indicated in the Applicable Pricing Supplement;
“Individual Certificate”
in respect of Registered Notes, a Note in the definitive
registered form of a single Certificate and, in respect of
Registered Notes which are listed, being a Certificate
exchanged for a Beneficial Interest in the Notes
represented by a Global Certificate or Uncertificated
Notes in accordance with Condition 14 and any further
Certificate issued in consequence of a transfer thereof;
“Instalment Amount”
the amount expressed as a percentage of the Principal
Amount of an Instalment Note, being an instalment of
principal (other than the final instalment) on an
Instalment Note;
“Instalment Notes”
Notes redeemable in Instalment Amounts by the Issuer
on an amortised basis on different Instalment Dates, as
indicated in the Applicable Pricing Supplement;
“Interest Amount”
the amount of interest payable in respect of each
Principal Amount of Fixed Rate Notes, Floating Rate

Notes and Indexed Notes, as determined in accordance
with Condition 8.1, 8.2.6 and 8.4 respectively;
“Interest Commencement Date”
the first date from which interest on the Notes, other than
Zero Coupon Notes, will accrue, as specified in the
Applicable Pricing Supplement;
“Interest Payment Date”
the Interest Payment Date(s) specified in the Applicable
Pricing Supplement or if no express Interest Payment
Date(s) is/are specified in the Applicable Pricing
Supplement, each date which occurs after a certain period
following the preceding Interest Payment Date (such
period as specified in the Applicable Pricing Supplement)
or, in the case of the first Interest Payment Date, after the
Interest Commencement Date;
“Interest Period”
the period(s) in respect of which interest accrues on
Notes other than Zero Coupon Notes and falls due for
payment on the applicable Interest Payment Date;
“Interest Rate”
the rate(s) of interest applicable to Notes other than Zero
Coupon Notes and Fixed Rate Notes, as indicated in the
Applicable Pricing Supplement;
“ISDA”
International Swaps and Derivatives Association, Inc.;
“ISDA Definitions”
the 2006 ISDA Definitions as published by ISDA (as
amended, supplemented, revised or republished from time
to time);
“Issuer”
DRDGOLD South African Operations (Proprietary)
Limited (Registration Number 2005/033662/07), a
private company with limited liability established and
incorporated in accordance with the laws of South Africa;
“JSE”
JSE Limited (Registration number 2005/022939/06) a
licensed financial exchange in terms of the Securities
Services Act or any exchange which operates as a
successor exchange to the JSE and any reference to the
JSE includes the Interest Rate Market of the JSE, the
separate platform or sub-market of the JSE designated as
the “Interest Rate Market”;
"JSE Listings Requirements"
the debt listings requirements of the JSE from time to
time, as published by the JSE;
“Last Day to Register”
with respect to a particular Series of Notes (as reflected
in the Applicable Pricing Supplement), the last date or
dates preceding a Payment Day on which the Transfer
Agent will accept Transfer Forms and record the transfer
of Notes in the Register for that particular Series of Notes and whereafter the Register is closed for further transfers
or entries until the Payment Day;
“Material Asset”
any asset of the Issuer with a book value equal to or
exceeding 15% of the total assets of the Issuer as set out
in the Issuer’s most recently published audited financial
statements from time to time (or its equivalent in other
currencies), at the time of the Event of Default;
“Material Indebtedness”
any Indebtedness amounting in aggregate to an amount
which equals or exceeds ZAR50 000 000 (or its
equivalent in other currencies);
“Mandatory Exchange”
if indicated in the Applicable Pricing Supplement, the
obligation of the Issuer to redeem Exchangeable Notes on
the Redemption Date by delivery of Exchange Securities
to the relevant Noteholders of Exchangeable Notes;
“Mixed Rate Notes”
Notes which will bear interest over respective periods at
differing interest rates applicable to any combination of
Fixed Rate Notes, Floating Rate Notes, Zero Coupon
Notes or Indexed Notes, each as indicated in the
Applicable Pricing Supplement and as more fully
described in Condition 8.3;
“naca”
nominal annual compounded annually;
“nacm”
nominal annual compounded monthly;
“nacq”
nominal annual compounded quarterly;
“nacs”
nominal annual compounded semi-annually;
“Noteholders”
the holders of the Registered Notes and/or Unlisted
Registered Notes and/or Uncertificated Notes as recorded
in the Register;
“Noteholders’ Exchange Right”
if indicated as applicable in the Applicable Pricing
Supplement, the right of Noteholders of Exchangeable
Notes to elect to receive delivery of the Exchange
Securities in lieu of cash from the Issuer upon redemption
of such Notes;
“Notes”
the notes issued or to be issued by the Issuer under the
Programme in the form of Certificated Notes or
Uncertificated Notes, as the case may be. Notes will be
issued in registered form and will either be Senior Notes
or Subordinated Notes;
“Outstanding”
in relation to the Notes, all the Notes issued other than:

(a)    those which have been redeemed in full;
(b)    those in respect of which the date for redemption in
accordance with the Terms and Conditions has
occurred and the redemption moneys wherefor
(including all interest (if any) accrued thereon to the
date for such redemption and any interest (if any)
payable under the Terms and Conditions after such
date) remain available for payment against
presentation of Certificates (if any) or otherwise;
(c)    those which have been purchased and cancelled as
provided in Condition 10;
(d)    those which have become void under Condition 12;
(e)    if applicable, Notes represented by those mutilated or
defaced Certificates which have been surrendered in
exchange for replacement Certificates pursuant to
Condition 14;
(f)    (for the purpose only of determining how many
Notes are Outstanding and without prejudice to their
status for any other purpose) if applicable, those
Notes represented by Certificates alleged to have
been lost, stolen or destroyed and in respect of which
replacement Certificates have been issued pursuant
to Condition 14,
provided that for each of the following purposes, namely:
(i)
the right to attend and vote at any meeting of
the Noteholders; and
(ii)       the determination of how many and which
Notes are for the time being Outstanding for
the purposes of Conditions 19 and 20,
all Notes (if any) which are for the time being held by the
Issuer (subject to any applicable law) or by any person
for the benefit of the Issuer and not cancelled (unless and
until ceasing to be so held) shall be deemed not to be
Outstanding;
“Partial Redemption Amount”
the portion of the Principal Amount Outstanding of any
Extendible Note redeemed by the Issuer, as notified to
Noteholders in accordance with Condition 18;
“Partly Paid Notes”
Notes which are issued with the Issue Price partly paid and
which Issue Price is paid up fully by the Noteholder in
instalments, as indicated in the Applicable Pricing

Supplement;
“Paying Agent”
Absa Capital, unless the Issuer elects to appoint, in relation to a particular Tranche or Series of Notes, another entity as
Paying Agent, in which event that other entity shall act as
a Paying Agent in respect of that Tranche or Series of
Notes, as indicated in the Applicable Pricing Supplement;
“Payment Day”
any day which is a Business Day and upon which a
payment is due by the Issuer in respect of any Notes;
“Permitted Encumbrance”                                     (a)    any Encumbrance existing as at the date of the first
Applicable Pricing Supplement; or
(b)    any Encumbrance incurred, assumed or guaranteed
by the Issuer as part of any financing of all or part
of the costs of the acquisition, construction or
development of any project where the person or
persons providing such financing expressly agree to
limit their recourse to shares issued by the company
undertaking such project and/or the project financed
and/or the revenues derived from such project as the
sole source of repayment of moneys advanced in
relation to such financing; or
(c)    any Encumbrance with regard to receivables or
which is created pursuant to any securitisation or
like arrangement in accordance with normal market
practice; or
(d)    any Encumbrance created over any asset owned,
acquired, developed or constructed, being an
Encumbrance created for the sole purpose of
financing or refinancing that asset owned, acquired,
developed or constructed, provided the Indebtedness
so secured shall not exceed the bona fide market
value of such asset or the cost of that acquisition,
development or construction (including all interest
and other finance charges, adjustments, due to
changes in circumstances and other charges
reasonably incidental to such cost, whether
contingent or otherwise) and where such market
value or cost both apply, the higher of the two; or
(e)    any Encumbrance created in the ordinary course of
business over deposit accounts securing a loan to
the Issuer equal to the amounts standing to the
credit of such deposit accounts, including any cash
management system; or
(f)     any Encumbrance created in the ordinary course of

business over stock-in-trade, inventories, accounts
+receivable or deposit accounts; or
(g)    any Encumbrance created to secure any inter-
company Indebtedness; or
(h)    in addition to any Encumbrance referred to in (a) to
(g) above, any Encumbrance securing in aggregate
not more than ZAR350 000 000 (or its equivalent in
other currencies) at any time, provided that such
Encumbrance does not secure any Indebtedness of
the Issuer or a Principal Subsidiary which is
incurred after the date of this Programme
Memorandum;
“Principal Amount”
the nominal amount of each Note;
“Principal Subsidiary”
each company which is –

(a)    a Wholly Owned Subsidiary of the Issuer; and
(b)    each Subsidiary of the Issuer (i) whose total profits
before tax and extraordinary items represents in
excess of 15% of the consolidated total profits,
before tax and extraordinary items of the Issuer and
its Subsidiaries or (ii) whose total value of net
assets represents in excess of 15% of the total value
of all consolidated net assets owned by the Issuer
and its Subsidiaries, in each case calculated by
reference to the latest audited financial statements
of each Subsidiary and the latest audited
consolidated financial statements of the Issuer and
its Subsidiaries and, in this regard, a report by the
auditors of the Issuer that a Subsidiary is or is not a
Principal Subsidiary shall, in the absence of
manifest error, be conclusive and binding on the
Noteholders;
“Programme”
the ZAR500 000 000 Domestic Medium Term Note
Programme under which the Issuer may from time to
time issue Notes;
“Programme Agreement”
the programme agreement dated 30 September 2010
entered into between the Issuer, the Arranger and the
Dealer;
“Programme Memorandum”
the programme memorandum contained in this document
dated 30 September 2010;
“Rating Agency”
Fitch Southern Africa (Proprietary) Limited and/or
Moody's Investors Services Limited and/or Standard &

Poor's and/or such other internationally recognised rating
agency as may be appointed by the Issuer, from time to
time;
“Redemption Date”
the date upon which the Notes are redeemed by the Issuer
pursuant to Condition 10;
“Register”
the register maintained by the Transfer Agent in terms of
Condition 15.1;
“Registered Note”
a Note issued in registered form and transferable in
accordance with Condition 15.1;
“Relevant Date”
in respect of any payment relating to the Notes, the date
on which such payment first becomes due, except that, in
relation to monies payable to the Central Securities
Depository in accordance with these Terms and
Conditions, it means the first date on which: (i) the full
amount of such monies have been received by the Central
Securities Depository, (ii) such monies are available for
payment to the holders of Beneficial Interests, and (iii)
notice to that effect has been duly given to such holders
in accordance with the Applicable Procedures;
“Representative”
a person duly authorised to act on behalf of a Noteholder,
who may be regarded by the Issuer, the Transfer Agent
and the Paying Agent (acting in good faith) as being duly
authorised based upon the tacit or express representation
thereof by such Representative, in the absence of express
notice to the contrary from such Noteholder;
“Securities Services Act”
the Securities Services Act, 2004;
“Series”
a Tranche of Notes together with any further Tranche or
Tranches of Notes which are: (i) expressed to be
consolidated and form a single series; and (ii) identical in all respects (including as to listing) except for their
respective Issue Dates, Interest Commencement Dates
and/or Issue Prices and “holders of Notes of the relevant
Series” and related expressions shall be construed
accordingly;
“Settlement Agent”
a Central Securities Depository Participant, approved by
the JSE or any other relevant financial exchange to
perform electronic settlement of both funds and scrip on
behalf of market participants;
“Step-up Margin”
the margin to be added to the Interest Rate applicable to
an Extendible Note and specified in the Applicable
Pricing Supplement;

“Subsidiary”
each subsidiary as defined in Section 1(3) of the
Companies Act and of which the Issuer holds not less
than 51% of the total number of ordinary shares in the
issued share capital of that Subsidiary;
“Terms and Conditions”
the terms and conditions incorporated in this section
entitled “Terms and Conditions of the Notes” and in
accordance with which the Notes will be issued;
“Tranche”
in relation to any particular Series, all Notes which are
identical in all respects (including as to listing);
“Transfer Agent”
Absa Capital, unless the Issuer elects to appoint, in
relation to a particular Series of Notes, another entity as
Transfer Agent in which event that other entity shall act
as Transfer Agent in respect of that Series of Notes, as
indicated in the Applicable Pricing Supplement;
“Transfer Form”
the written form for the transfer of a Certificated Note in
the form approved by the Transfer Agent, and signed by
the transferor and transferee;
“Uncertificated Note”
a Note issued in uncertificated form in accordance with
section 37 of the Securities Services Act, not evidenced
by any written document or instrument and held in the
Central Securities Depository;
“Unlisted Registered Note”
a Note issued in registered form and not listed on the JSE
and transferred in accordance with Condition 15.2;
“Wholly Owned Subsidiary”
a wholly owned subsidiary as defined in Section 1(5) of
the Companies Act;
“ZAR”
the lawful currency of South Africa, being South African
Rand, or any successor currency;
“ZAR-JIBAR-SAFEX”
the mid-market rate for deposits in ZAR for a period of
the Designated Maturity which appears on the Reuters
Screen SAFEY Page as at 11h00, Johannesburg time on
the relevant date, or any successor rate; and
“Zero Coupon Notes”
Notes which will be offered and sold at a discount to their
Principal Amount or at par and will not bear interest
other than in the case of late payment.

2.
ISSUE
2.1
Notes may at any time and from time to time be issued by the Issuer, without the consent of the then existing Noteholders, in Tranches pursuant to the Programme. A Tranche of Notes may, together with a further Tranche or Tranches, form a Series of Notes issued under the
Programme.
2.2
The Noteholders are, by virtue of their subscription for or purchase of the Notes, deemed to have notice of, and are entitled to the benefit of, and are subject to, all the provisions of the
Applicable Pricing Supplement and the Agency Agreement.
2.3
The Applicable Pricing Supplement for each Tranche of Notes is (to the extent relevant)
incorporated herein for the purposes of those Notes and supplements these Terms and
Conditions. The Applicable Pricing Supplement may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and
Conditions, replace and/or modify these Terms and Conditions for the purposes of those
Notes.
2.4
Capitalised expressions used in these Terms and Conditions and not herein defined shall bear the meaning assigned to them in the Applicable Pricing Supplement.
3.
FORM AND DENOMINATION
3.1
General
Notes will be issued in such denominations as may be determined by the Issuer and as indicated in the Applicable Pricing Supplement.
All payments in relation to the Notes will be made in South African Rand.
Each Note shall be a Senior Note or a Subordinated Note, as specified in the Applicable
Pricing Supplement. Any Note may be a Partly Paid Note, Instalment Note, Exchangeable
Note or an Extendible Note. Each Note, whether a Senior Note or a Subordinated Note, may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Interest Note,
an Indexed Redemption Amount Note, a Mixed Rate Note or a combination of any of the aforegoing or such other types of Notes as may be determined by the Issuer, as specified in the Applicable Pricing Supplement.
The Redemption Date of all or part of any Extendible Notes may be extended at the option of the Issuer, after the Issuer has given the relevant Noteholders the Requisite Notice indicated
in the Applicable Pricing Supplement in accordance with Condition 18. Such Redemption
Date may be extended by the Issuer one or more times by such calendar days or multiple of calendar days specified in the Applicable Pricing Supplement.
Listed and/or unlisted Notes may be issued under the Programme.
Noteholders of Notes that are not listed on the Interest Rate Market of the JSE will have no recourse against the JSE or BESA Guarantee Fund. Unlisted Notes are not regulated by the
JSE.
3.2
Registered Notes
Each Tranche of Registered Notes will be issued in the form of a Global Certificate, which will be deposited with and registered in the name of, and for the account of the Central
Securities Depository's Nominee. An owner of a Beneficial Interest in the Notes represented by a Global Certificate shall be entitled to exchange such Beneficial Interest for an
Individual Certificate in accordance with Condition 14. A Global Certificate may be replaced by the issue of uncertificated securities in terms of section 37 of the Securities
Services Act.
3.3
Uncertificated Notes
Uncertificated Notes will be issued in uncertificated form in terms of section 37 of the
Securities Services Act and will not be represented by any certificate or written instrument.
A Tranche of Notes issued in uncertificated form will be held in the Central Securities
Depository, and the Central Securities Depository's Nominee will be named in the Register as the registered Noteholder of that Tranche of Notes. An owner of a Beneficial Interest in
Uncertificated Notes held in the Central Securities Depository shall be entitled to exchange such Beneficial Interest for an Individual Certificate in accordance with Condition 14.
3.4
Unlisted Registered Notes
Unlisted Registered Notes will be issued in definitive registered form and will be represented by Individual Certificates.
4.
TITLE
4.1
Registered Notes
Subject as set out below, title to Registered Notes will pass upon registration of transfer in the Register in accordance with Condition 15.1. The Issuer, the Transfer Agent and the
Paying Agent may deem and treat the registered holder of any Registered Note as the absolute owner of the Notes registered in the Noteholder’s name (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes and shall not be bound to enter any trust in the Register or to take notice of or to accede to the execution of any trust (express, implied or constructive) to which any Note may be subject.
4.2
Unlisted Registered Notes
Title to Unlisted Registered Notes will pass upon registration of transfer in the Register in accordance with Condition 15.2. The Issuer, the Transfer Agent and the Paying Agent may
deem and treat the registered holder of any Unlisted Registered Note as the absolute owner of the Notes registered in the Noteholder’s name (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes and shall not be bound to enter any trust in the Register or to take notice of or to accede to the execution of any trust (express, implied or constructive) to which any Note may be subject.
4.3
Uncertificated Notes
Title to Uncertificated Notes will pass in accordance with Condition 14.3. The Issuer, the
Transfer Agent and the Paying Agent may deem and treat the registered holder thereof as the absolute owner of the Notes registered in the Noteholder’s name (whether or not overdue and notwithstanding any notice of any previous loss or theft thereof) for all purposes and shall not be bound to enter any trust in the Register or to take notice of or to accede to the execution of any trust (express, implied or constructive) to which any Note may be subject.

5.
STATUS OF NOTES
5.1
Status of Senior Notes
Unless otherwise specified in the Applicable Pricing Supplement, Senior Notes are direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank pari passu among themselves and, subject to Condition 6 and save for certain debts required to be preferred by law, rank equally with all other present and future unsecured and unsubordinated obligations of the Issuer from time to time owing.
5.2
Status of Subordinated Notes
Subordinated Notes constitute direct, unconditional, unsecured and subordinated obligations of the Issuer and rank pari passu among themselves and at least pari passu with all other present and future unsecured and subordinated obligations of the Issuer, save for those that have been provided preferential rights by law.
Subject to applicable law, in the event of the dissolution of the Issuer or if the Issuer is wound-up, the claims of the persons entitled to be paid amounts due in respect of
Subordinated Notes shall be subordinated to all other claims in respect of any other
Indebtedness of the Issuer except for other Subordinated Indebtedness (as defined below).
Accordingly, no amount due on the Subordinated Notes shall be eligible for set-off or shall be payable to any person entitled to be paid such amount in respect of the obligations of the
Issuer thereunder until all other Indebtedness of the Issuer which is admissible in any such dissolution or winding-up (other than Subordinated Indebtedness) has been paid or discharged in full.
“Subordinated Indebtedness” means for the purposes of this Condition 5.2, any
Indebtedness of the Issuer under which the right of payment of the person(s) entitled thereto is, or is expressed to be, or is required by any present or future agreement of the Issuer to be, subordinated to the rights of all un-subordinated creditors of the Issuer in the event of the dissolution or winding-up of the Issuer.
6.
GUARANTEE
The Issuer has procured that the payment obligations of the Issuer under the Notes are guaranteed by the Guarantor on the terms and conditions as contained in the Guarantee, as described in the section of the Programme Memorandum entitled “Terms and Conditions of the Guarantee
”
.
7.
NEGATIVE PLEDGE AND RESTRICTIONS ON INDEBTEDNESS
7.1
So long as any of the Senior Notes remain Outstanding, the Issuer will not create any
Encumbrance other than a Permitted Encumbrance upon the whole or any part of its present or future assets or revenues to secure any of its present or future Indebtedness without making effective provision whereby all Senior Notes shall be directly (or, if the security is to be held by a special purpose security holding company, indirectly) secured equally and rateably with such Indebtedness and any such instrument creating such Encumbrance shall expressly provide therefor, unless such other security as may be approved by Extraordinary
Resolution of the holders of Senior Notes is provided or the provision of any such security is waived by an Extraordinary Resolution of the holders of those Senior Notes.

7.2
The Issuer shall be entitled, but not obliged, to form, or procure the formation of, a trust or trusts or appoint, or procure the appointment of, an agent or agents to hold any such rights of security for the benefit or on behalf of such Noteholders.
7.3
Without derogating from Condition 7.1, for so long as any of the Senior Notes remain
Outstanding, neither the Issuer nor any Principal Subsidiary shall incur any Indebtedness after the date of this Programme Memorandum unless such Indebtedness is unsecured or unless otherwise approved by an Extraordinary Resolution of the holders of the Senior
Notes.
7.4
Neither the Guarantor nor any Principal Subsidiary shall, after the date of this Programme
Memorandum, grant any guarantee, suretyship, indemnity or similar intercession in respect of any Indebtedness of the Issuer or any Principal Subsidiary.
8.
INTEREST
8.1
Interest on Fixed Rate Notes
Except if otherwise specified in the Applicable Pricing Supplement, interest on Fixed Rate
Notes will be paid on a semi-annual basis, on the Interest Payment Dates.
Each Fixed Rate Note bears interest on its Principal Amount (or, if it is a Partly Paid Note,
the amount paid up) from (and including) the Interest Commencement Date to (but excluding) the Redemption Date at the rate(s) per annum equal to the Fixed Interest Rate(s).
Such interest shall fall due for payment in arrear on the Interest Payment Date(s) in each year and on the date of early redemption in accordance with Condition 10 or the Redemption
Date, as the case may be, if either such date does not fall on an Interest Payment Date. The first payment of interest will be made on the Interest Payment Date next following the
Interest Commencement Date.
Unless otherwise specified, the interest in respect of any six-monthly period shall be calculated by dividing the Fixed Interest Rate by two and multiplying the product by the
Principal Amount (or, if it is a Partly Paid Note, the amount paid up), provided that:
(a)
if an Initial Broken Amount is specified in the Applicable Pricing Supplement, then the first Interest Amount shall equal the Initial Broken Amount specified in the
Applicable Pricing Supplement; and
(b)
if a Final Broken Amount is specified in the Applicable Pricing Supplement, then the final Interest Amount shall equal the Final Broken Amount.
Save as provided in the preceding paragraphs, if interest is required to be calculated for a period other than one year (in the case of annual interest payments) or other than six months
(in the case of semi-annual interest payments), as the case may be, such interest shall be calculated on the basis of the actual number of calendar days in such period divided by 365.
8.2
Interest on Floating Rate Notes
8.2.1
Interest Payment Dates
Each Floating Rate Note bears interest on its Principal Amount (or, if it is a Partly
Paid Note, on the amount paid up) from (and including) the Interest Commencement
Date to (but excluding the Redemption Date) at the rate equal to the Interest Rate.
Such interest shall fall due for payment in arrears on the Interest Payment Date(s) in each year and on the date of early redemption in accordance with Condition 10 or the
Redemption Date, as the case may be, if either such date does not fall on an Interest

Payment Date. The first payment of interest will be made on the Interest Payment
Date next following the Interest Commencement Date.
8.2.2
Interest Rate
The Interest Rate payable from time to time in respect of the Floating Rate Notes will be determined:
(a) on the basis of ISDA Determination; or
(b) on the basis of Screen Rate Determination; or
(c) on such other basis as may be determined by the Issuer,
all as indicated in the Applicable Pricing Supplement.
8.2.3
ISDA Determination
Where ISDA Determination is specified in the Applicable Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for each
Interest Period will be the relevant ISDA Rate (as defined below) plus or minus (as indicated in the Applicable Pricing Supplement) the Margin (if any).
For the purposes of this Condition 8.2.3:
“ISDA Rate” for an Interest Period means a rate equal to the Floating Rate that would be determined by such Transfer Agent as is specified in the Applicable Pricing
Supplement under a notional interest rate swap transaction if that Transfer Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:
(a) the Floating Rate Option is as specified in the Applicable Pricing Supplement;
(b)
the Designated Maturity is the period specified in the Applicable Pricing
Supplement; and
(c)
the relevant Reset Date is either: (i) if the applicable Floating Rate Option is based on the ZAR-JIBAR-SAFEX on the first calendar day of that Interest
Period; or (ii) in any other case, as specified in the Applicable Pricing
Supplement.
“Floating Rate”, “Floating Rate Option”, “Designated Maturity” and “Reset Date”
have the meanings given to those expressions in the ISDA Definitions.
When this Condition 8.2.3 applies, in respect of each Interest Period such agent as is specified in the Applicable Pricing Supplement will be deemed to have discharged its obligations under Condition 8.2.6 in respect of the determination of the Interest Rate if it has determined the Interest Rate in respect of such Interest Period in the manner provided in this Condition 8.2.3.

8.2.4
Screen Rate Determination
Where Screen Rate Determination is specified in the Applicable Pricing Supplement as the manner in which the Interest Rate is to be determined, the Interest Rate for each
Interest Period will, subject as provided below, be either:
(a)      the offered quotation (if there is only one quotation on the Relevant Screen
Page); or
(b)       the arithmetic mean (rounded if necessary to the fifth decimal place, with
0.000005 being rounded upwards) of the offered quotations,
for the Reference Rate(s) which appears or appear, as the case may be, on the Relevant
Screen Page as at 11h00 (Johannesburg time) on the Interest Determination Date in question, plus or minus (as indicated in the Applicable Pricing Supplement) the
Margin (if any), all as determined by the Calculation Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest
(or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by such agent for the purpose of determining the arithmetic mean
(rounded as provided above) of such offered quotations.
If the Relevant Screen Page is not available or if, in the case of (a) above in this
Condition 8.2.4, no such offered quotation appears or, in the case of (b) above in this
Condition 8.2.4, fewer than three such offered quotations appear, in each case at the time specified in the preceding paragraph, the Calculation Agent shall request the principal Johannesburg office of each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate at approximately 11h00 (Johannesburg time)
on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Interest Rate for such
Interest Period shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of such offered quotations plus or minus
(as appropriate) the Margin (if any), all as determined by the Calculation Agent.
If the Interest Rate cannot be determined by applying the provisions of the preceding paragraphs of this Condition 8.2.4, the Interest Rate for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the rates, as communicated to (and at the request of) the
Calculation Agent by the Reference Banks or any two or more of them, at which such banks offered, at approximately 11h00 (Johannesburg time) on the relevant Interest
Determination Date, in respect of deposits in an amount approximately equal to the
Principal Amount of the Notes of the relevant Series, for a period equal to that which would have been used for the Reference Rate, to Reference Banks in the Johannesburg
inter-bank market plus or minus (as appropriate) the Margin (if any). If less than two of the Reference Banks provide the Calculation Agent with such offered rates, the
Interest Rate for the relevant Interest Period will be determined by the Calculation
Agent as the arithmetic mean (rounded as provided above) of the rates for deposits in an amount approximately equal to the Principal Amount of the Notes of the relevant
Series, for a period equal to that which would have been used for the Reference Rate, quoted at approximately 11h00 (Johannesburg time) on the relevant Interest
Determination Date, by four leading banks in Johannesburg (selected by the

Calculation Agent and approved by the Issuer) plus or minus (as appropriate) the
Margin (if any). If the Interest Rate cannot be determined in accordance with the foregoing provisions of this paragraph, the Interest Rate shall be determined as at the last preceding Interest Determination Date (though substituting, where a different
Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period, in place of the Margin relating to that last preceding Interest Period).
If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the Applicable Pricing Supplement as being other than the ZAR-JIBAR-SAFEX rate, the Interest Rate in respect of such Notes will be determined in the manner provided above, or as may be provided in the Applicable Pricing Supplement.
“Reference Banks” means, for the purposes of this Condition 8.2.4, four leading banks in the South African inter-bank market selected by the Calculation Agent and approved by the Issuer.
8.2.5
Minimum and/or Maximum Interest Rate
If the Applicable Pricing Supplement specifies a Minimum Interest Rate for any
Interest Period, then the Interest Rate for such Interest Period shall in no event be less than such Minimum Interest Rate and/or if it specifies a Maximum Interest Rate for any Interest Period, then the Interest Rate for such Interest Period shall in no event be greater than such Maximum Interest Rate.
8.2.6
Determination of Interest Rate and calculation of Interest Amount
The Calculation Agent will, in the case of Floating Rate Notes, at or as soon as practical after each time at which the Interest Rate is to be determined, determine the
Interest Rate and calculate the Interest Amount for the relevant Interest Period. Unless stated otherwise in the Applicable Pricing Supplement, each Interest Amount shall be calculated by multiplying the Interest Rate by the Principal Amount, then multiplying the product by the applicable Day Count Fraction and rounding the resultant product to the nearest smallest denomination of the Specified Currency, half of any such denomination being rounded upwards.
“Day Count Fraction” means in respect of the calculation of the Interest Amount for any Interest Period:
(a)
if “Actual/365”, “Act/365”, “Actual/Actual” or “Act/Act” is specified in the
Applicable Pricing Supplement, the actual number of calendar days in the
Interest Period in respect of which payment is being made divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (i) the actual number of calendar days in that portion of the Interest Period falling in a leap year divided by 365 and (ii) the actual number of calendar days in that portion of the Interest Period falling in a non-leap year divided by 365); or
(b)
if “Actual/365 (Fixed)”, “Act/365 (Fixed)”, “A/365 (Fixed)” or “A/365F” is
specified in the Applicable Pricing Supplement, the actual number of calendar days in the Interest Period in respect of which payment is being made divided by 365; or
(c)
if “Actual/360”, “Act/360” or “A/360” is specified in the Applicable Pricing
Supplement, the actual number of calendar days in the Interest Period in respect of which payment is being made divided by 360; or
(d)
if “30/360”, “360/360” or “Bond Basis” is specified in the Applicable Pricing
Supplement, the number of calendar days in the Interest Period in respect of which payment is being made divided by 360 (the number of calendar days to be calculated on the basis of a year of 360 calendar days with 12 30-day months
(unless (i) the last calendar day of the Interest Period is the 31 st
calendar day of
a month but the first calendar day of the Interest Period is a calendar day other than the 30
th
or 31
st
calendar day of a month, in which case the month that
includes that last calendar day shall not be considered to be shortened to a 30-
day month or (ii) that last calendar day of the Interest Period is the last calendar day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); or
(e)
such other calculation method as is specified in the Applicable Pricing
Supplement.
8.2.7
Notification of Interest Rate and Interest Amount
The Calculation Agent (or such other agent as is specified in the Applicable Pricing
Supplement) will cause the Interest Rate and each Interest Amount for each Interest
Period and the relevant Interest Payment Date to be notified to the Issuer, the Paying
Agent, the Transfer Agent, the Noteholders, any financial exchange on which the relevant Floating Rate Notes are for the time being listed (if applicable) and any central securities depository in which Certificates in respect of the Notes are dematerialised (if applicable), as soon as possible after their determination but not later than the 4
th
(fourth) Business Day thereafter. Each Interest Amount and Interest
Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Issuer, the Transfer Agent, the Paying Agent, the Noteholders, each financial exchange on which the relevant Floating Rate Notes are for the time being listed (if applicable) and any central securities depository in which Certificates in respect of the Notes are dematerialsed (if applicable).
8.2.8
Certificates to be Final
All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 8.2 by the Calculation Agent shall, in the absence of wilful deceit, bad faith, manifest error or dispute as set out hereunder, be binding on the Issuer, the
Transfer Agent, the Paying Agent, and all Noteholders, and no liability to the Issuer or the Noteholders shall attach to the Transfer Agent, the Calculation Agent or the
Paying Agent (as the case may be) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.
8.3
Interest on Mixed Rate Notes
The interest rate payable from time to time on Mixed Rate Notes shall be the interest rate payable on any combination of Fixed Rate Notes, Floating Rate Notes, Zero Coupon Notes
or Indexed Notes for respective periods, each as specified in the Applicable Pricing
Supplement. During each such applicable period, the interest rate on the Mixed Rate Notes shall be determined and fall due for payment on the basis that such Mixed Rate Notes are

Fixed Rate Notes, Floating Rate Notes, Zero Coupon Notes or Indexed Notes, as the case may be.
8.4
Interest on Indexed Notes
In the case of Indexed Notes, if the Interest Rate or Final Redemption Amount falls to be determined by reference to an index and/or a formula, such rate or amount payable shall be determined in the manner specified in the Applicable Pricing Supplement. Any interest payable shall fall due for payment on the Interest Payment Date(s).
8.5
Interest on Partly Paid Notes
In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue on the paid-up Principal Amount of such Notes and otherwise as specified in the Applicable Pricing Supplement.
8.6
Interest on Instalment Notes
In the case of Instalment Notes, interest will accrue on the amount outstanding on the relevant Note from time to time and otherwise as specified in the Applicable Pricing
Supplement.
8.7
Interest on Extendible Notes
If the Redemption Date of Extendible Notes is extended by the Issuer, the Interest Rate in respect of the Principal Amount Outstanding will be increased by the Step-up Margin, from and including the Redemption Date to but excluding the Actual Redemption Date.
8.8
Accrual of Interest
Each Note (or in the case of the redemption of part only of a Note, that part only of such
Note) will cease to bear interest (if any) from the date of its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will accrue at the SAFEX Overnight Deposit Rate (to be found on the Reuters Screen
SAFEY page as at 11h00 (Johannesburg time) on the presentation date, or any successor rate) until whichever is the earlier of:
(a) the date on which all amounts due in respect of such Note have been paid; and
(b)       the date on which the full amount of the moneys payable has been received by the
Paying Agent and notice to that effect has been given to Noteholders in accordance with Condition 18.
In the event that the SAFEX Overnight Deposit Rate is not ascertainable from the relevant screen page at the time contemplated above, the Calculation Agent shall follow the procedure contemplated in Condition 8.2.4 to ascertain a rate.
8.9
Business Day Convention
If any Interest Payment Date (or other date) which is specified in the Applicable Pricing
Supplement to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a calendar day which is not a Business Day, then, if the Business
Day Convention specified is:
(a)
the “Floating Rate Business Day Convention”, such Interest Payment Date (or other date) shall in any case where Interest Periods are specified in accordance with
Condition 8.2.5, be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event: (i) such Interest Payment

Date (or other date) shall be brought forward to the first preceding Business Day; and
(ii) each subsequent Interest Payment Date (or other date) shall be the last Business
Day in the month which falls the number of months or other period specified as the
Interest Period in the Applicable Pricing Supplement after the preceding applicable
Interest Payment Date (or other date) has occurred; or
(b)
the “Following Business Day Convention”, such Interest Payment Date (or other date) shall be postponed to the next calendar day which is a Business Day; or
(c)
the “Modified Following Business Day Convention”, such Interest Payment Date (or other date) shall be postponed to the next calendar day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest
Payment Date (or other such date) shall be brought forward to the first preceding
Business Day; or
(d)
the “Preceding Business Day Convention”, such Interest Payment Date (or other date) shall be brought forward to the first preceding Business Day.
9.
PAYMENTS
9.1
General
Payments of principal and/or interest in respect of Registered Notes and Uncertificated Notes will be made to the Central Securities Depository and/or the Central Securities Depository
Participant as shown in the Register on the Last Day to Register, and the Issuer will be discharged of its relevant payment obligations by proper payment to the Central Securities
Depository and/or the Central Securities Depository Participant in respect of each amount so paid. Each of the persons shown in the records of the Central Securities Depository and the
Central Securities Depository Participant, as the case may be, shall look solely to the Central
Securities Depository or the Central Securities Depository Participant, as the case may be, for his/her share of each payment so made by the Issuer to the registered holder of such
Registered Notes and Uncertificated Note.
Payments of principal and/or interest in respect of holders of Individual Certificates shall be made to the registered holder of such Note, as set forth in the Register on the close of business on the Last Day to Register. In addition to the above, in the case of a final redemption payment, the holder of the Individual Certificate shall be required, on or before the Last Day to Register which is immediately prior to the Redemption Date, to surrender such Individual Certificate at the offices of the Transfer Agent.
9.2
Registered Notes
Only Noteholders of Registered Notes reflected in the Register at 17h00 (Johannesburg time)
on the relevant Last Day to Register shall be entitled to payments of interest and/or principal in respect of such Notes.
9.3
Unlisted Registered Notes
Only Noteholders of Unlisted Registered Notes reflected in the Register at 17h00
(Johannesburg time) on the relevant Last Day to Register shall be entitled to payments of interest and/or principal in respect such Notes.
Payments of Instalment Amounts in respect of Unlisted Registered Notes will be made to the holder of such Note only following presentation and surrender by the holder of the
Certificate endorsing such Unlisted Registered Note.

Payments of the final instalment of principal in respect of Unlisted Registered Notes will be made to the holder of such Note only following presentation and surrender by the holder of such Note of the Certificate evidencing such Unlisted Registered Notes.
9.4
Method of Payment
Payments of interest and principal will be made in the Specified Currency by electronic funds transfer.
If the Issuer is prevented or restricted directly or indirectly from making any payment by electronic funds transfer in accordance with the preceding paragraph (whether by reason of strike, lockout, fire, explosion, floods, riot, war, accident, act of God, embargo, legislation, shortage of or breakdown in facilities, civil commotion, unrest or disturbances, cessation of labour, Government interference or control or any other cause or contingency beyond the control of the Issuer), the Issuer shall make such payment by cheque (or by such number of cheques as may be required in accordance with applicable banking law and practice) to make payment of any such amounts. Such payments by cheque shall be sent by post to:
(a) the address of the Noteholder of Registered Notes as set forth in the Register; or
(b)       in the case of joint Noteholders of Registered Notes, the address set forth in the
Register of that one of them who is first named in the Register in respect of that Note;
or
(c)
the address of the Noteholder of Unlisted Registered Notes as set forth in the Register;
or
(d)       in the case of joint Noteholders of Unlisted Registered Notes, the address set forth in the Register of that one of them who is first named in the Register in respect of that
Note; or
(e) the address of the Noteholder of Uncertificated Notes as set forth in the Register.
Each such cheque shall be made payable to the relevant Noteholder, or in the case of joint
Noteholders the first one of them named in the Register. Cheques may be posted by ordinary post, provided that neither the Issuer nor the Paying Agent shall be responsible for any loss in transmission and the postal authorities shall be deemed to be the agent of the Noteholders for the purposes of all cheques posted in terms of this Condition 9.4.
In the case of joint Noteholders, payment by electronic funds transfer will be made to the account of the Noteholder first named in the Register and shall discharge the Issuer of its relevant payment obligations under the Notes.
Payments will be subject in all cases to any taxation or other laws, directives and regulations applicable thereto in the place of payment, but without prejudice to the provisions of
Condition 11.
9.5
Surrender of Certificates
No payment in respect of the final redemption of any Registered Notes or Unlisted
Registered Notes shall be made until 10 (ten) calendar days after the date on which the
Certificate in respect of the Registered Notes or Unlisted Registered Notes to be redeemed has been surrendered to the Paying Agent.
Payments of interest in respect of Unlisted Registered Notes shall be made in accordance with Condition 9.4 only following presentation of the Certificate to the Paying Agent.

Payments of Instalment Amounts in respect of Instalment Notes which are Unlisted
Registered Notes, shall be made by the Issuer in accordance with Condition 9.4 only following surrender of the relevant Certificate to the Paying Agent.
No payment in respect of the final redemption of an Unlisted Registered Note shall be made until the later of:
(a) the Relevant Date; and
(b)       the date on which the Certificate in respect of the Note to be redeemed has been surrendered to the Paying Agent.
Upon final redemption as aforesaid, all unmatured interest relating to Unlisted Registered
Notes (whether or not surrendered with the relevant Certificate) shall become void and no payment shall be made thereafter in respect of them.
Documents required to be presented and/or surrendered to the Paying Agent in accordance with these Terms and Conditions shall be so presented and/or surrendered at the office of the
Paying Agent specified in the Applicable Pricing Supplement.
9.6
Payment Day
If the date for payment of any amount in respect of any Note is not a Business Day and is not subject to adjustment in accordance with a Business Day Convention, the holder thereof shall not be entitled to payment until the next following Business Day in the relevant place for payment and shall not be entitled to further interest or other payment in respect of such delay.
9.7
Interpretation of principal and interest
Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:
(a)
any additional amounts which may be payable with respect to principal under
Condition 11;
(b)
the Final Redemption Amount of the Notes or the Early Redemption Amount of the
Notes, as the case may be;
(c) the Optional Redemption Amount(s) (if any) of the Notes;
(d) in relation to Instalment Notes, the Instalment Amounts;
(e)
in relation to Zero Coupon Notes, the Amortised Face Amount (as defined under
Condition 10.5); and
(f)
any premium and any other amounts which may be payable under or in respect of the
Notes, but excluding for the avoidance of doubt, interest.
Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 11.
10.       REDEMPTION AND PURCHASE
10.1
At maturity
Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed in the Specified Currency by the Issuer at its Final Redemption Amount
specified in, or determined in the manner specified in, the Applicable Pricing Supplement on the Redemption Date.

The Issuer shall be entitled to extend the Redemption Date of all or part of the Principal
Amount Outstanding of Extendible Notes. If such option is exercised by the Issuer in respect of part of the Principal Amounts Outstanding of such Extendible Notes, then the Issuer shall redeem such portion of Notes not so extended at the Partial Redemption Amount and subject to any further extension, the redemption of the balance, being the Principal Amount
Outstanding will be extended to a date specified in the Applicable Pricing Supplement or otherwise notified to Noteholders. For the avoidance of doubt, the Issuer is not obliged to treat all Noteholders of Extendible Notes in the same manner.
10.2
Redemption for tax reasons
Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (in the case of Notes other than Floating Rate Notes or Indexed Notes or Mixed Rate Notes
having an interest rate then determined on a floating or indexed basis) or on any Interest
Payment Date (in the case of Floating Rate Notes, Indexed Notes or Mixed Rate Notes
having an interest rate then determined on a floating or indexed basis), on giving not less than 30 (thirty) nor more than 60 (sixty) calendar days’ notice to the Noteholders in accordance with Condition 18 (which notice shall be irrevocable), if the Issuer is of the reasonable opinion that:
(a)
on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided for or referred to in
Condition 11 as a result of any change in or amendment to, the laws or regulations of the country of domicile (or residence for tax reasons) of the Issuer or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date; and
(b)
such obligation cannot be avoided by the Issuer taking reasonable measures available to it,
provided that no such notice of redemption shall be given earlier than 90 (ninety) calendar days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due. On the date of publication of any notice of redemption pursuant to this Condition 10.2, the Issuer shall deliver to the Transfer
Agent and the Paying Agent at their registered offices, for inspection by any holder of Notes so redeemed, a certificate signed by two authorised signatories of the Issuer stating that the
Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment.
Notes redeemed for tax reasons pursuant to this Condition 10.2 will be redeemed at their
Early Redemption Amount referred to in Condition 10.5, together (if appropriate) with interest accrued to (but excluding) the date of redemption.
10.3
Redemption at the option of the Issuer
If the Issuer is specified in the Applicable Pricing Supplement as having an option to redeem, the Issuer shall be entitled, having given:
(a)
the required notice set out in the Applicable Pricing Supplement to the Noteholders in
accordance with Condition 18; and
(b)
not less than 7 (seven) calendar days before giving the notice referred to in (a) above, notice to the Transfer Agent,

(both of which notices shall be irrevocable) to redeem all or some of the Notes then
Outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s)
specified in, or determined in the manner specified in, the Applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the Optional Redemption
Date(s).
Any such redemption amount must be of a nominal amount equal to or greater than the
Minimum Redemption Amount or equal to or less than a Higher Redemption Amount, both as indicated in the Applicable Pricing Supplement. In the case of a partial redemption of
Notes, the Notes to be redeemed (“Redeemable Notes”) will be selected:
(a)
in the case of Redeemable Notes represented by Individual Certificates individually by lot;
(b)       in the case of Redeemable Notes represented by a Global Certificate or issued in uncertificated form in accordance with the Applicable Procedures, and in each such case not more than 30 (thirty) calendar days prior to the date fixed for redemption (such date of selection being hereinafter called the “Selection Date”).
A list of the serial numbers of the Certificates of Unlisted Registered Notes will be published in accordance with Condition 18 not less than 15 (fifteen) calendar days prior to the date fixed for redemption.
No exchange of Beneficial Interests in Notes represented by a Global Certificate or issued in uncertificated form for Individual Certificates will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this
Condition 10.3 and notice to that effect shall be given by the Issuer to the Noteholders in the notice to Noteholders contemplated in paragraph (a) above.
Holders of Redeemable Notes shall surrender the Certificates (if any), representing the Notes in accordance with the provisions of the notice given to them by the Issuer as contemplated above. Where only a portion of the Notes represented by such Certificates are redeemed, the
Transfer Agent shall deliver new Certificates to such Noteholders in respect of the balance of the Notes.
10.4
Redemption at the option of Senior Noteholders
If Noteholders of Senior Notes are specified in the Applicable Pricing Supplement as having an option to redeem any Senior Notes, such Noteholders may redeem the Senior Notes represented by an Individual Certificate, by delivering to the Issuer and the Transfer Agent in accordance with Condition 18, a duly executed notice (“Put Notice”), at least 15 (fifteen)
calendar days but not more than 30 (thirty) calendar days, prior to the applicable Optional
Redemption Date. The redemption amount specified in such Put Notice in respect of any such Senior Note must be of a nominal amount equal to or greater than the Minimum
Redemption Amount or equal to or less than the Higher Redemption Amount, each as indicated in the Applicable Pricing Supplement.
The redemption of the Senior Notes represented by a Global Certificate or issued in uncertificated form shall take place in accordance with the Applicable Procedures.
Where a Noteholder redeems the Senior Notes represented by an Individual Certificate, such
Noteholder shall deliver the Individual Certificate, to the Transfer Agent for cancellation by attaching it to a Put Notice. A holder of an Individual Certificate shall specify its payment details in the Put Notice for the purposes of payment of the Optional Redemption Amount.

The Issuer shall proceed to redeem such Senior Notes (in whole but not in part) in accordance with the terms of the Applicable Pricing Supplement, at the Optional
Redemption Amount and on the Optional Redemption Date, together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date(s).
The delivery of Put Notices shall be required to take place during normal office hours of the
Transfer Agent. Put Notices shall be available from the registered office of the Issuer.
The Issuer shall have no obligation to remedy any defects in any Put Notice or bring any such defects to the attention of any Noteholder and shall not be liable whatsoever for any claims or losses arising in connection with a defective or invalid Put Notice.
10.5
Early Redemption Amounts
For the purpose of Condition 10.2 and Condition 13 (and otherwise as stated herein), the
Notes will be redeemed at the Early Redemption Amount calculated as follows:
(a)
in the case of Notes with a Final Redemption Amount equal to the Principal Amount, at the Final Redemption Amount thereof; or
(b)
in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be less or greater than the Issue Price, to be determined in the manner specified in the Applicable Pricing Supplement, at that Final Redemption Amount or, if no such amount or manner is so specified in the Pricing Supplement, at their
Principal Amount; or
(c)
in the case of Zero Coupon Notes, at an amount (the “Amortised Face Amount”)
equal to the sum of: (i) the Reference Price; and (ii) the product of the Implied Yield
(compounded semi-annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or, as the case may be, the date upon which such Note becomes due and payable, or such other amount as is provided in the Applicable Pricing Supplement.
Where such calculation is to be made for a period which is not a whole number of years, it shall be calculated on the basis of actual calendar days elapsed divided by 365, or such other calculation basis as may be specified in the Applicable Pricing Supplement.
10.6
Instalment Notes
Instalment Notes will be redeemed at the Instalment Amounts and on the Instalment Dates.
In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 10.5.
10.7
Partly Paid Notes
If the Notes are Partly Paid Notes, they will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition 10 and the
Applicable Pricing Supplement.
10.8
Exchangeable Notes
If the Notes are Exchangeable Notes, they will be redeemed, whether at maturity, early redemption or otherwise in the manner indicated in the Applicable Pricing Supplement.
Exchangeable Notes in respect of which Mandatory Exchange is indicated in the Applicable
Pricing Supplement as applying, or upon the exercise by the Noteholder of the Noteholders'
Exchange Right (if applicable), will be redeemed by the Issuer delivering to each Noteholder so many of the Exchange Securities as are required in accordance with the Exchange Price.

The delivery by the Issuer of the Exchange Securities in the manner set out in the Applicable
Pricing Supplement shall constitute the in specie redemption in full of such Notes.
10.9
Purchases
The Issuer may at any time purchase Notes at any price in the open market or otherwise. In the event of the Issuer purchasing Notes, such Notes may (subject to restrictions of any applicable law) be held, resold or, at the option of the Issuer, cancelled.
10.10
Cancellation
All Notes which are redeemed will forthwith be cancelled. Where only a portion of Notes represented by a Certificate are cancelled, the Transfer Agent shall deliver a Certificate to such Noteholder in respect of the balance of the Notes.
10.11
Late payment on Zero Coupon Notes
If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero
Coupon Note, pursuant to Condition 10 or upon its becoming due and repayable as provided in Condition 13, is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (c) under
Condition 10.5, as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of: (i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and (ii) where relevant, 5 (five) calendar days after the date on which the full amount of the moneys payable has been received by the
Central Securities Depository, and notice to that effect has been given to the Noteholders in accordance with Condition 18.
11.      TAXATION
As at the date of this Programme Memorandum, all payments of principal and/or interest in respect of the Notes will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges (“taxes”) of whatever nature imposed or levied by or in or on behalf of the country of domicile (or residence for tax purposes) of the Issuer or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. The payment of any taxes by the Issuer as an agent or representative tax payer for a Noteholder shall not constitute a withholding or deduction for the purposes of this Condition 11. In the event of any such withholding or deduction in respect of taxes being levied or imposed on interest or principal payments on Debt Instruments (as defined below), the Issuer shall pay such additional amounts as shall be necessary in order that the net amounts received by the Noteholders after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the
Notes, as the case may be, in the absence of such withholding or deduction except that no such additional amounts shall be payable with respect to any Note:
(a) held by or on behalf of a Noteholder, who is liable for such taxes in respect of such Note by reason of it having some connection with the country of domicile (or residence for tax purposes) of the Issuer other than the mere holding of such Note or the receipt of principal or interest in respect thereof; or
(b) held by or on behalf of a Noteholder which would not be liable or subject to the withholding or deduction by complying with any statutory requirement or by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority (the effect of which is not to require the disclosure of the identity of the relevant Noteholder); or

(c) where such withholding or deduction is in respect of taxes levied or imposed on interest or principal payments only by virtue of the inclusion of such payments in the Taxable Income or Taxable Gains (each as defined below) of any Noteholder; or
(d) where (in the case of any payment of principal or interest which is conditional on surrender of the relevant Certificate in accordance with these Terms and Conditions) the relevant
Certificate is surrendered for payment more than 30 (thirty) calendar days after the Relevant
Date except to the extent that the relevant Noteholder would have been entitled to an additional amount on presenting the Certificate for payment on such thirtieth calendar day;
or
(e) if such withholding or deduction arises through the exercise by revenue authorities of special powers in respect of tax defaulters; or
(f) where the Noteholder is entitled to claim a tax reduction, credit or similar benefit in respect to such withholding or deduction in terms of the Noteholder's domestic tax laws or applicable double tax treaty.
For the purposes of this Condition 11:
(i)
“Debt Instrument” means any “instrument” as defined in section 24J(1) of the Income Tax
Act;
(ii)       “Taxable Income” means any “taxable income” as defined in section 1 of the Income Tax
Act;
(iii)      “Taxable Gain” means any “taxable capital gain” as defined in paragraph 1 of Schedule 8 to the Income Tax Act; and
(iv)      “Income Tax Act” means the Income Tax Act, 1962, as amended.
12.      PRESCRIPTION
The Notes will become void unless presented for payment of principal and interest within a period of three years after the Relevant Date therefor, save that any Certificate constituting a “bill of exchange or other negotiable instrument” in accordance with section 11 of the Prescription Act,
1969 will become void unless presented for payment of principal and interest within a period of six years from the Relevant Date.
13.      EVENTS OF DEFAULT
a)
Events of Default relating to Senior Notes
13.1 An Event of Default shall occur if:
13.1.1
the Issuer fails to pay any principal or interest under the Notes on its due date for payment and such failure continues for a period of 5 (five) Business Days after the due date for such payment; or
13.1.2
the Issuer fails to perform or observe any of its other obligations under any of the
Terms and Conditions and such failure continues for a period of 30 (thirty) calendar days after receipt by the Issuer of a notice from the Noteholders requiring same to be remedied; or
13.1.3
the Issuer fails to remedy a breach of Condition 9 and such failure continues for a period of 30 (thirty) calendar days after receipt by the Issuer of written notice from the holders of Senior Notes requiring same to be remedied; or

13.1.4
the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, defaults in the payment of the principal or interest, or any obligations in respect of Material
Indebtedness of, or assumed or guaranteed by, the Issuer, the Guarantor or a Principal
Subsidiary, as the case may be, when and as the same shall become due and payable and where notice has been given to the Issuer, the Guarantor or a Principal Subsidiary,
as the case may be, of the default and, if such default shall have continued for more than the notice period (if any) applicable thereto and the time for payment of such interest or principal or other obligation has not been effectively extended or if any such obligation in respect of Material Indebtedness of, or assumed or guaranteed by, the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, shall have become repayable before the due date thereof as a result of acceleration of maturity by reason of the occurrence of an event of default thereunder; or
13.1.5
any action, condition or thing, including the obtaining of any consent, licence approval or authorisation now or in future necessary to enable the Issuer to comply with its respective obligations under the Notes is not taken, fulfilled or done, or any such consent, licence, approval or authorisation shall be revoked, modified, withdrawn or withheld or shall cease to be in full force and effect resulting in the Issuer being unable to perform any of its payment or other obligations under the Notes; or
13.1.6
the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, becomes subject to any liquidation or judicial management order, whether provisional or final, or any process similar thereto or is dissolved or wound up, or any business rescue proceedings are initiated or is placed under business rescue, or if any trustee, liquidator, curator, judicial manager or any similar officer is appointed in respect of the Issuer, the Guarantor or a Principal Subsidiary, as the case may be; or
13.1.7
an attachment, execution or other legal process is levied, enforced, issued or sued out on or against any Material Assets of the Issuer, the Guarantor or a Principal
Subsidiary, as the case may be, and is not discharged or stayed within 30 (thirty)
calendar days; or
13.1.8
the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, ceases or threatens to cease to carry on the whole or a material part of its business, save –
13.1.8.1
for the purposes of merger, amalgamation or reorganisation on terms approved by an Extraordinary Resolution of the Noteholders, or
13.1.8.2
as may be required by or in accordance with any legislation or governmental directive;
13.1.9
the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, initiates or consents to judicial proceedings relating to itself under any applicable compromise with creditors, liquidation, winding-up or insolvency or other similar laws or compromises or attempts to compromise with its creditors generally (or any significant class of creditors) or any meeting of creditors is convened by the Issuer, the Guarantor or any Principal Subsidiary, as the case may be, to consider a proposal for an arrangement or compromise with its creditors generally (or any significant class of its creditors); or
13.1.10
the Issuer or the Guarantor is unable to pay its debts, suspends or threatens to suspend payment of all or a material part of its Indebtedness, commences negotiations or takes any other step with a view to the deferral, rescheduling or other re-adjustment of all or a material part of its Indebtedness, proposes or makes a general assignment or an arrangement with or for the benefit of its creditors or a moratorium is agreed or declared in respect of or affecting all or a material part of the Indebtedness of the
Issuer or the Guarantor, as the case may be; or
13.1.11
proceedings are initiated against the Issuer, the Guarantor or a Principal Subsidiary, as
the case may be, or any step is taken by any person with a view to the seizure, compulsory acquisition or expropriation of Material Assets of the Issuer, the
Guarantor or a Principal Subsidiary, as the case may be; or
13.1.12
the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, transfers, sells or otherwise disposes of the whole or a substantial part of its assets, undertakings or revenues (other than a transfer, sale or disposal of the assets and/or undertaking of, and/or the Issuer's shares in, Blyvooruitzicht Gold Mining Company Limited), save as otherwise approved by an Extraordinary Resolution of the Noteholders; or
13.1.13
any mortgage, pledge, lien or other Encumbrance, present or future, created or assumed by the Issuer, the Guarantor or a Principal Subsidiary, as the case may be, in respect of any Material Indebtedness of the Issuer, the Guarantor or such Principal
Subsidiary, as the case may be, is enforced by the holder thereof;
13.2
If the Issuer becomes aware of the occurrence of any Event of Default, the Issuer shall forthwith notify all Noteholders, the Guarantor and the JSE in writing and if the Notes are listed on the Interest Rate Market of the JSE, to the Noteholders through the Securities
Exchange News Service (SENS).
13.3
Upon the happening of an Event of Default, any Noteholder may, by written notice to the
Guarantor at its registered office, effective upon the date of receipt thereof by the Guarantor, declare the Notes held by such Noteholder to be forthwith due and payable. Upon receipt of that notice, such Notes, together with accrued interest (if any) to the date of payment, shall become forthwith due and payable at the Early Redemption Amount (as described in
Condition 9.5).
(b)
Events of Default relating to Subordinated Notes
An Event of Default shall occur in respect of Subordinated Notes if any one or more of the events contemplated in 13.1.1, 13.1.2, 13.1.5, 13.1.6, 13.1.7, 13.1.8, 13.1.9, 13.1.10, 13.1.11,
13.1.12and 13.1.13 above shall have occurred and be continuing, in which event the provisions of Conditions 13.2 and 13.3 shall apply mutatis mutandis.

14.       DELIVERY, EXCHANGE AND REPLACEMENT OF CERTIFICATES
14.1
Upon the issue of Registered Notes, Unlisted Registered Notes or Uncertificated Notes, or
upon notice from a Central Securities Depository Participant pursuant to Condition 14.3 requesting the exchange or partial exchange of a Beneficial Interest in Notes represented by a
Global Certificate(s) or an Uncertificated Note for an Individual Certificate(s), the Transfer
Agent shall deliver the relevant Individual Certificate(s).
14.2
Notes of each Tranche listed on the JSE will be issued in the form of Uncertificated Notes or in the form of the Global Certificate and will be lodged and immobilised in the Central
Securities Depository and registered in the name, and for the account, of the Central
Securities Depository's Nominee.
14.3
Any person holding a Beneficial Interest in the Notes may, in terms of the Applicable
Procedures and through its nominated Central Securities Depository Participant, direct a written request to the Transfer Agent for an Individual Certificate representing the number of
Notes to be delivered by the Issuer in exchange for such Beneficial Interest. The aggregate of the Principal Amount of the Notes represented by such Individual Certificate shall be equivalent to the amount of such Beneficial Interest. The Transfer Agent shall deliver such
Individual Certificate upon such written request no later than 14 (fourteen) calendar days after receiving the written request of the holder of such Beneficial Interest in accordance with the Applicable Procedures, provided that, joint holders of a Beneficial Interest shall be entitled to receive only one Individual Certificate in respect of that joint holding and delivery to one of those joint holders shall be delivery to all of them.
14.4
Upon the receipt of a written request for delivery of an Individual Certificate, in terms of
Condition 14.3 in respect of Notes represented by a Global Certificate, the Global Certificate shall, in terms of the Applicable Procedures, be presented to the Transfer Agent for splitting and a new Global Certificate for the balance of the Notes (if any) still held by the Central
Securities Depository's Nominee shall be delivered to the Central Securities Depository. The original Global Certificate shall be cancelled and retained by the Transfer Agent.
14.5
Certificates shall be provided (whether by way of issue, delivery or exchange) by the Issuer without charge, save as otherwise provided in these Terms and Conditions. Separate costs and expenses relating to the provision of Certificates and/or the transfer of Notes may be levied by other persons, such as a Central Securities Depository Participant, under the
Applicable Procedures and such costs and expenses shall not be borne by the Issuer. The costs and expenses of delivery of Certificates otherwise than by ordinary post (if any) and, if the Issuer shall so require, taxes or governmental charges or insurance charges that may be imposed in relation to such mode of delivery shall be borne by the Noteholder.
14.6
Any person becoming entitled to Registered Notes, Unlisted Registered Notes or
Uncertificated Notes in consequence of the death, sequestration or liquidation of the holder of such Notes may upon producing such evidence that he holds the position in respect of which he proposes to act under this Condition 14 or of his title as the Issuer and the Transfer
Agent shall require, be registered himself as the holder of such Notes or, subject to the requirements of the Applicable Procedures and of this Condition 14, may transfer such
Notes. The Issuer and the Paying Agent shall be entitled to retain any amount payable upon the Notes to which any person is so entitled until such person shall be registered as aforesaid or shall duly transfer the Notes.
14.7
If any Certificate is mutilated, defaced, stolen, destroyed or lost it may be replaced at the registered office of the Issuer or the office of the Transfer Agent specified in the Applicable
Pricing Supplement, on payment by the claimant of such costs and expenses as may be incurred in connection therewith and the provision of such indemnity as the Issuer may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.
15.       TRANSFER OF NOTES
15.1
Registered Notes
Beneficial Interests in Registered Notes evidenced by a Global Certificate may be transferred in terms of the Applicable Procedures in the Central Securities Depository. In order for any transfer of Registered Notes to be effected through the Register and for the transfer to be recognised by the Issuer, each transfer of a Registered Note:
(a) must be embodied in a Transfer Form;
(b)       must be signed by the relevant Noteholder and the transferee, or any authorised representatives of that registered Noteholder and/or transferee;
(c)
shall only be in the Specified Denomination or a multiple thereof and consequently the
Issuer will not recognise any fraction of the Specified Denomination; and
(d)       must be made by way of the delivery of the Transfer Form to the Transfer Agent together with the Certificate in question for cancellation or, if only part of the Notes represented by a Certificate is transferred, a new Certificate for the balance will be delivered to the transferor and the cancelled Certificate will be retained by the
Transfer Agent.
The transferor of any Registered Notes represented by a Certificate shall be deemed to remain the registered holder thereof until the transferee is registered in the Register as the holder thereof.
Before any transfer is registered all relevant transfer taxes (if any) must have been paid and such evidence must be furnished as the Issuer may reasonably require as to the identity and title of the transferor and the transferee.
The Transfer Agent will, within 3 (three) Business Days of receipt by it of a valid Transfer
Form (or such longer period as may be required to comply with any applicable taxation or other laws, regulations or Applicable Procedures), authenticate and deliver to the transferee
(at the risk of the transferee) a new Certificate in respect of Notes transferred.
No transfer will be registered while the Register is closed.
In the event of a partial redemption of Notes under Condition 10.3 or 10.4 the Issuer and the
Transfer Agent shall not be required:
(a)
to register the transfer of any Notes during the period beginning on the tenth calendar day before the date of the partial redemption and ending on the date of the partial redemption (both inclusive); or
(b) to register the transfer of any Note, or part of a Note, called for partial redemption.

15.2
Unlisted Registered Notes
In order for any transfer of Unlisted Registered Notes to be effected through the Register and for the transfer to be recognised by the Issuer, each transfer of an Unlisted Registered Note:
(a) must be embodied in a Transfer Form;
(b)      must be singed by the relevant Noteholder and the transferee, or any authorised representatives of that Noteholder and/or transferee;
(c)
shall only be in the Specified Denomination or a multiple thereof and consequently the
Issuer will not recognise any fraction of the Specified Denomination; and
(d)      must be made by way of the delivery of the Transfer Form to the Transfer Agent together with the Certificate in question for cancellation or, if only part of the Notes represented by a Certificate is transferred, a new Certificate for the balance will be delivered to the Transferor and the cancelled Certificate will be retained by the
Transfer Agent.
The transferor of any Unlisted Registered Notes represented by a Certificate shall be deemed to remain the registered holder thereof until the transferee is registered in the Register as the holder thereof.
Before any transfer is registered all relevant transfer taxes (if any) must have been paid and such evidence must be furnished as the Issuer may reasonably require as to the identity and title of the transferor and the transferee.
The Transfer Agent will, within 3 (three) Business Days of receipt by it of a valid Transfer
Form (or such longer period as may be required to comply with any applicable taxation or other laws, regulations or Applicable Procedures), authenticate and deliver to the transferee
(at the risk of the transferee) a new Certificate in respect of the Notes transferred.
No transfer will be registered while the Register is closed.
In the event of a partial redemption of Notes under Conditions 10.3 or 10.4 the Issuer and the
Transfer Agent shall not be required:
(a)
to register the transfer of any Notes during the period beginning on the tenth calendar day before the date of the partial redemption and ending on the date of the partial redemption (both inclusive); or
(b) to register the transfer of any Note, or part of a Note, called for partial redemption.
15.3
Uncertificated Notes
Beneficial Interest in Uncertificated Notes held with the Central Securities Depository may be transferred only in terms of the Applicable Procedures.
Transfers of Beneficial Interests to and from clients of Central Securities Depository
Participants occur by way of electronic book entry in the securities account maintained by the Central Securities Depository Participants for their clients, in accordance with the
Applicable Procedures.

Transfers of Beneficial Interests among Central Securities Depository Participants occurs through electronic book entry in the central securities accounts maintained by the Central
Securities Depository for the Central Securities Depository Participants, in accordance with the Applicable Procedures.
Transfers of Beneficial Interests in Notes represented by Uncertificated Notes will not be recorded in the Register and the Central Securities Depository's Nominee will continue to be reflected in the Register as the Noteholder of such Notes notwithstanding such transfers.
In the event of a partial redemption of Notes under Conditions 10.3 or 10.4 the Issuer and the
Transfer Agent shall not be required:
(a)
to register the transfer of any Notes during the period beginning on the tenth calendar day before the date of the partial redemption and ending on the date of the partial redemption (both inclusive); or
(b) to register the transfer of any Note, or part of a Note, called for partial redemption.
16.       REGISTER
16.1
The Register shall be kept at the registered office of the Transfer Agent or unless the Issuer elects to appoint, in relation to a particular Tranche or Series of Notes, another entity as
Transfer Agent in which event that other entity shall act as Transfer Agent in respect of that
Tranche or Series of Notes, then at the office of that Transfer Agent specified in the
Applicable Pricing Supplement. The Register shall reflect the number of Notes issued and
Outstanding and whether they are Registered Notes or Unlisted Registered Notes or
Uncertificated Notes. The Register shall contain the name, address, and bank account details of the Noteholders. The Register shall set out the Principal Amount of the Notes issued to such Noteholder and shall show the date of such issue. The Register shall show the serial number of Certificates issued in respect of Notes (if any). The Register shall be open for inspection during the normal business hours of the Issuer to any Noteholder or any person authorised in writing by any Noteholder. The Transfer Agent shall not be obliged to record any transfer while the Register is closed. The Transfer Agent shall not be bound to enter any trust into the Register or to take notice of any or to accede to any trust executed, whether express or implied, to which any Note may be subject. The Register shall be closed during the
Books Closed Period.
16.2
The Transfer Agent shall alter the Register in respect of any change of name, address or bank account number of any of the Noteholders of any Registered Notes or Unlisted Registered
Notes or Uncertificated Notes of which it is notified in accordance with these Terms and
Conditions.
17.      TRANSFER AGENT, CALCULATION AGENT AND PAYING AGENT
The Issuer is entitled to vary or terminate the appointment of the Transfer Agent, the Calculation
Agent and/or the Paying Agent and/or appoint additional or other agents and/or approve any change in the specified office through which any agent acts, provided that there will at all times be a Transfer Agent, Calculation Agent and Paying Agent with an office in such place as may be required by the Applicable Procedures. The Transfer Agent, Paying Agent and Calculation Agent
act solely as the agents of the Issuer and do not assume any obligation towards or relationship of agency or trust for or with any Noteholders.

18.        NOTICES
18.1 All notices to Noteholders shall be in writing and shall be -
18.1.1
sent by registered mail or delivered by hand to their addresses appearing in the
Register;
18.1.2
published in an English language daily newspaper of general circulation in South
Africa; and
18.1.3
for so long as the Notes are listed on the JSE or such other financial exchange upon which the Notes are listed, a daily newspaper of general circulation in the city in which the JSE or such other financial exchange is situated, and any such notices shall be deemed to have been given on the date of first publication.
18.2
A notice given to Noteholders in terms of Condition 18.1.1 shall be deemed to have been received by a Noteholder on the seventh calendar day after the calendar day on which it is mailed, and on the calendar day of delivery, if delivered.
18.3
All notices in respect of Notes shall be by way of the delivery of the relevant notice to the
Central Securities Depository and the JSE or such other exchange on which the Notes are listed. The Central Securities Depository shall communicate such notices to the holders of
Beneficial Interests in Notes represented by the Global Certificate or by Uncertificated
Notes.
18.4
A notice to be given by any Noteholder to the Issuer shall be in writing and given by lodging
(either by hand delivery or posting by registered mail) that notice, together with a certified copy of the relevant Certificate, at the office of the Transfer Agent specified in the
Applicable Pricing Supplement. For so long as any of the Notes are represented by a Global
Certificate and in respect of Uncertificated Notes, notice may be given by any holder of a
Beneficial Interest in those Notes to the Issuer via the relevant Central Securities Depository
Participant in accordance with the Applicable Procedures, in such manner as the Issuer and the relevant Central Securities Depository Participant may approve for this purpose. Such notices shall be deemed to have been received by the Issuer, if delivered by hand, on the 2 nd
(second) Business Day after being hand delivered, or, if sent by registered mail, 7 (seven)
calendar days after posting.
19.          MEETINGS OF NOTEHOLDERS
19.1
A Noteholder, may by an instrument in writing (a “form of proxy”) signed by the
Noteholder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation, appoint any person (a
“proxy” or “proxies”) to act on his or its behalf in connection with any meeting or proposed meeting of a Class of Noteholders.
19.2
Any proxy appointed pursuant to Condition 19.1 or a Representative shall, so long as the appointment remains in force, be deemed for all purposes in connection with any meeting or proposed meeting of that Class of Noteholders specified in the appointment, to be the holder of the Notes to which the appointment relates and the actual beneficial holder of the Notes shall be deemed for such purposes not to be the Noteholder.
19.3 The proxies and Representatives need not be Noteholders.
19.4
Each form of proxy (or certified copy thereof) shall be deposited at such place as the
Transfer Agent shall approve not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the proxies named in the form of proxy propose to vote and the form of proxy shall not be treated as valid unless the Chairman of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. The
Transfer Agent shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the proxies named in any such form of proxy.
19.5
Any vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous revocation or amendment of the form of proxy or of any of the Noteholders'
instructions pursuant to which it was executed provided that no intimation in writing of such revocation or amendment shall have been received by the Transfer Agent or the Issuer at its specified office (or such other place as may have been approved by the Transfer Agent for the purpose) by the time being 24 hours before the time appointed for holding the meeting or adjourned meeting at which the form of proxy is to be used.
19.6
The Issuer may at any time and, upon a requisition in writing of any Class of Noteholders holding not less than 20% in Principal Amount of the Notes for the time being Outstanding in that Class of Noteholders, convene a meeting of the Noteholders and if the Issuer defaults for a period of 7 (seven) Business Days in convening such a meeting the same may be convened by the requisionists. Whenever the Issuer or any Class of Noteholders, as the case may be, is/are about to convene any such meeting it/they shall forthwith give notice in writing to the Transfer Agent, the Arranger and the Dealer of the calendar day, time and place thereof and of the nature of the business to be transacted thereat. Every such meeting shall be held at such time and place as the Transfer Agent may approve.
19.7
At least 21 (twenty one) Business Days' notice (exclusive of the calendar day on which the notice is given and the calendar day on which the meeting is held) specifying the place, calendar day and hour of meeting shall be given to the Class of Noteholders (and the Issuer, if the meeting is convened by any Class of Noteholders) prior to any meeting of the
Noteholders of that Class in the manner provided by Condition 17. Such notice shall state generally the Class of Noteholders which are to meet, the nature of the business to be transacted at the meeting, the date, place and time of the meeting and the terms of any resolution to be proposed. Such notice shall include a statement to the effect that proxy forms may be deposited with the Transfer Agent for the purpose of appointing proxies not less than 24 hours before the time fixed for the meeting.
19.8
A person (who may need not be a Noteholder) nominated in writing by the Issuer shall be entitled to take the chair at every such meeting but if no such nomination is made, or if at any meeting the person nominated is not present within thirty minutes after the time appointed for holding the meeting, the Noteholders of the relevant Class present shall choose a
Noteholder of that Class to be Chairman.
19.9
At any such meeting one or more Noteholders in that Class present or represented by proxies or Representatives and holding or representing in the aggregate not less than one third in
Principal Amount of the Notes for the time being Outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a Chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below)
be one or more Noteholders of that Class present or represented by proxies or
Representatives and holding or representing in the aggregate a clear majority in Principal
Amount of the Notes held by the applicable Class for the time being Outstanding. At any meeting the business of which includes any of the following matters, shall only be capable of being effected after having been approved by Extraordinary Resolution namely -
19.9.1
modification of the Redemption Date of any Notes or reduction or cancellation of the
Principal Amount payable upon maturity or earlier redemption or repayment or variation of the method of calculating the amount payable upon maturity or earlier redemption or repayment; or
19.9.2
reduction or cancellation of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the Interest Rate in respect of the Notes; or
19.9.3
reduction or increase of any Minimum Interest Rate and/or Maximum Interest Rate
specified in the Applicable Pricing Supplement of any Note; or
19.9.4 modification of the currency in which payments under the Notes are to be made; or
19.9.5 modification of the majority required to pass an Extraordinary Resolution; or
19.9.6
the sanctioning of any such scheme or proposal as is described in paragraph 19.21.7 below; or
19.9.7 alteration of this proviso or the proviso to paragraph 19.10 below;
at any meeting whose business includes any of such matters, the quorum shall be one or more Noteholders of that Class present or represented by proxies or Representatives and holding or representing in the aggregate not less than two thirds in Principal Amount of the
Notes of that Class for the time being Outstanding. An Extraordinary Resolution passed at any meeting of the holders of Notes of that Class will be binding on all holders of Notes, whether or not they are present at the meeting. No amendment to or modification of the
Conditions may be effected without the written agreement of the Issuer.
19.10
If within thirty minutes after the time appointed for any such meeting a quorum is not present the meeting shall, if convened upon the requisition of Noteholders, be dissolved. In any other case it shall stand adjourned to such date and time being not less than 14 (fourteen)
Business Days nor more than 21 (twenty one) Business Days thereafter, and at the same time and place, except in the case of a meeting at which an Extraordinary Resolution is to be proposed in which case it shall stand adjourned for such period not being less than
14 (fourteen) Business Days, and at such place as may be appointed by the Chairman and approved by the Transfer Agent. At such adjourned meeting one or more Noteholders of the applicable Class present or represented by proxies or Representatives (whatever the Principal
Amount of the Notes so held or represented by them) shall (subject as provided below) form a quorum and shall (subject as provided below) have power to pass any Extraordinary
Resolution or other resolution and to decide upon all matters which could properly have been dealt with at the original meeting had the requisite quorum been present, provided that at any adjourned meeting the business of which includes any of the matters specified in the proviso to paragraph 19.9 above, the quorum shall be one or more Noteholders in that Class present or represented by proxy or Representatives and holding or representing in the aggregate not less than one third in Principal Amount of the Notes for the time being Outstanding.
19.11
Notice of any adjourned meeting at which an Extraordinary Resolution is to be submitted shall be given in the same manner as notice of an original meeting but as if 14 (fourteen)
were substituted for 21 (twenty one) in paragraph 19.7 above and such notice shall (except in cases where the proviso to paragraph 19.10 above shall apply when it shall state the relevant quorum) state that one or more Noteholders in that Class present or represented by proxies or
Representatives at the adjourned meeting whatever the Principal Amount of the Notes held or represented by them will form a quorum.

19.12
Except where otherwise provided, every resolution proposed to be passed at a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the
Chairman shall both on a show of hands and on a poll as contemplated in 19.14 below have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a
Noteholder or as a proxy or as a Representative.
19.13
At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman, the Issuer or by one or more Noteholders present or represented by proxies or Representatives (whatever the Principal Amount of the Notes so held by them), a declaration by the Chairman that a resolution has been carried or carried by a particular majority or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.
19.14
Subject to paragraph 19.16 below, if at any such meeting a poll is so demanded it shall be taken in such manner and subject as hereinafter provided either at once or after an adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the motion on which the poll has been demanded.
19.15
The Chairman may with the consent of (and shall if directed by) any such meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully (but for the lack of required quorum) have been transacted at the meeting from which the adjournment took place.
19.16
Any poll demanded at any such meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment.
19.17
Any officer or director of the Issuer, and/or its nominated Representative and/or its lawyers and the Transfer Agent may attend and speak at any meeting. Save as aforesaid, but without prejudice to the proviso to the definition of “Outstanding”, no person shall be entitled to attend and speak nor shall any person be entitled to vote at any meeting of the Noteholders or join with others in requisitioning the convening of such a meeting unless he/she either produces proof acceptable to the Issuer that he/she is the Noteholder or is a proxy or a
Representative. The Issuer shall not be entitled to vote at any meeting in respect of Notes held by it for the benefit of any person and no other person shall be entitled to vote at any meeting in respect of Notes held by it for the benefit of any other person unless duly authorised as contemplated herein. Nothing herein contained shall prevent any of the proxies named in any form of proxy or any representative from being a director, an officer or
Representative of or otherwise connected with the Issuer.
19.18
Save as provided in paragraph 19.12 hereof at any meeting, on a show of hands or pursuant to a poll, every Noteholder who is present in person and produces proof acceptable to the
Issuer that he/she is the Noteholder or is a proxy or a Representative shall have one vote per
ZAR1 000 000's worth of Outstanding Notes (or the nearest rounded off multiple thereof)
which he/she holds or which the person which he/she represents or for whom he/she acts as proxy, holds.
19.19
Notwithstanding any other provision contained in this Condition 19, the holder of a Global
Certificate shall vote on behalf of holders of Beneficial Interests of Notes represented by that
Global Certificate on any resolution proposed to be passed at a meeting, in accordance with the Applicable Procedures.

19.20
Without prejudice to the obligations of the proxies or Representatives any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.
19.21
A meeting of a Class of Noteholders shall in addition to the powers hereinbefore given have the following powers exercisable by Extraordinary Resolution only (subject to the provisions relating to quorum contained in Conditions 19.9 and 19.10 above and subject to the provisos of any applicable statute), namely -
19.21.1
power to sanction any compromise or arrangement proposed to be made between the
Issuer and the Class of Noteholders or any of them;
19.21.2
power to approve the substitution of any entity for the Issuer which shall be proposed by the Issuer;
19.21.3
power to sanction any abrogation, modification, compromise or arrangement in respect of the rights of the Class of Noteholders against the Issuer or against any of its property whether such rights shall arise under the Notes or otherwise;
19.21.4
power to assent to any modification of the provisions contained in the Terms and
Conditions which shall be proposed by the Issuer;
19.21.5
power to give any authority or sanction which under the Terms and Conditions is required to be given by Extraordinary Resolution;
19.21.6
power to appoint any persons (whether Noteholders or not) as a committee or committees to represent the interests of the Noteholders of that Class and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution;
19.21.7
power to sanction any scheme or proposal for the exchange or sale of the Notes for, or the conversion of the Notes into or the cancellation of the Notes in consideration of, shares, stocks, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any entity (corporate or otherwise) formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration for cash.
19.22
Any resolution passed at a meeting of a Class of Noteholders duly convened an held in accordance with the provisions hereof shall be binding upon all the Noteholders of that Class whether present or not present at such meeting and whether or not voting, and all the
Noteholders of the applicable Class shall be bound to give effect thereto accordingly and the passing of any such resolution shall be conclusive evidence that the circumstances justify the passing thereof. Notice of the result of the voting on any resolution duly considered by the
Noteholders shall be published in accordance with Condition 17 of the Conditions by the
Issuer within 14 (fourteen) Business Days of such result being known provided that the non-
publication of such notice shall not invalidate such resolution.
19.23
A majority, upon a show of hands or if a poll be duly demanded then by a majority consisting of the votes given on such poll, shall be required to ordinarily pass a resolution of
Noteholders.
19.24
Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be recorded and maintained by the Transfer Agent and duly entered in books to be from time to time provided for that purpose by the Issuer and any such minutes as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings had, shall be conclusive evidence of the matters therein contained. Until the contrary is proven every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed or had.
20.      MODIFICATION
20.1
No modification of these Terms and Conditions may be effected without the written agreement of the Issuer and compliance with the JSE Listings Requirements, to the extent required. The Issuer may effect, without the consent of the relevant Class of Noteholders
(but with the prior written consent of the JSE), any modification of the Terms and Conditions which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law of the jurisdiction in which the Issuer is incorporated and the governing law in accordance with which Notes are issued. Any such modification shall be binding on the relevant Class of Noteholders and any such modification shall be notified to the relevant Class of Noteholders in accordance with
Condition 18 as soon as practical thereafter. For the avoidance of doubt, the provision of any rights of security to or for the benefit of any Class of Noteholders in accordance with
Condition 7.1 or the exercise by the Issuer of its rights under Condition 17 shall not constitute a modification of these Terms and Conditions.
20.2
Save as provided in Condition 20.1, no modification of these Terms and Conditions may be effected unless:
20.2.1
in writing and signed by or on behalf of the Issuer and by or on behalf of the members of the relevant Class of Noteholders holding not less than 66.6%, in nominal amount, of the Notes in that Class for the time being Outstanding; or
20.2.2 sanctioned by an Extraordinary Resolution.
21.      FURTHER ISSUES
The Issuer shall be at liberty from time to time without the consent of the Noteholders to create and issue further Notes having terms and conditions the same as any of the other Notes issued under the
Programme or the same in all respects save for the amount and date of the first payment of interest thereon, the Issue Price and the Issue Date, so that the further Notes shall be consolidated to form a single Series with the Outstanding Notes.
22.      GOVERNING LAW
The provisions of the Programme Memorandum and the Notes are governed by, and shall be construed in accordance with, the laws of the Republic of South Africa.

USE OF PROCEEDS

Words used in this section headed “Use of Proceeds” shall bear the same meanings as defined in the
Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.
For purposes of the Commercial Paper Regulations, it is recorded that the “Ultimate Borrower” as defined in the Commercial Paper Regulations, of the net proceeds from each Tranche of Notes will be the Issuer unless otherwise indicated in the Applicable Pricing Supplement.
The net proceeds from the issue of the Notes will be applied by the Issuer for general business purposes, unless otherwise indicated in the Applicable Pricing Supplement.
Signed at Johannesburg this 1 day of October 2010.
For and on behalf of
DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED
/s/ CC Barnes                                                                    /s/ MPT Mogotsi-Moletsane
Name : CC Barnes Name : MPT Mogotsi-Moletsane
Capacity : Director
Capacity : Director
Who warrants that his/her authority hereto who warrants his/her authority hereto
For and on behalf of
DRDGOLD LIMITED
(as Guarantor)
/s/ CC Barnes                                                                    /s/ DJ
Pretorius
Name : CC Barnes Name : DJ Pretorius
Capacity : Director
                                                           Capacity : Director
Who warrants that his/her authority hereto who warrants his/her authority hereto

TERMS AND CONDITIONS OF GUARANTEE
Words used in this section headed “Terms and Conditions of Guarantee” shall bear the same meanings as defined in the Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.
GUARANTEE

DRDGOLD Limited (registration number 1895/000926/06), a public company duly incorporated and registered in accordance with the laws of the Republic of South Africa and with its registered address at
1st Floor, Quadrum 1, Quadrum Office Park, 50 Constantia Boulevard, Constantia Kloof Ext 28
Roodepoort (the "Guarantor") hereby irrevocably and unconditionally guarantees (as primary obligor and not merely as surety) to the holders of notes (the "Noteholders") issued by DRDGOLD South Africa
Operations (Proprietary) Limited (registration number 2005/033662/07) (the "Issuer") under the
ZAR500 000 000 Domestic Medium Term Note Programme established by the Issuer ("Programme"), the due and punctual payment by the Issuer of all amounts payable by the Issuer under the Programme in accordance with the terms and conditions of the Notes issued by the Issuer as set out in the Programme
Memorandum issued in connection with the Programme dated 30 September 2010 (the "Terms and
Conditions").

1.
Terms used but not defined herein have the meanings set forth in the Terms and Conditions.
2.
All payments made under this Guarantee shall be made mutatis mutandis in accordance with
Conditions 6, 7 and 10 of the Terms and Conditions.
3.
This Guarantee shall continue to have effect in relation to any payment, or any part thereof, of principal and/or interest on any Note that is rescinded or must otherwise be returned by the Paying
Agent or any Noteholder if such rescission or return of payment has been compelled by law as the result of the insolvency of any of the Issuer or any other person or if such rescission or return of payment is a result of any law, regulation or decree applicable to the Issuer or such persons.
4.
So long as any of the Notes remain Outstanding, the Guarantor undertakes to comply with the
Terms and Conditions of the Programme Memorandum insofar as the Programme Memorandum applies to it.
5. Any admission made by the Issuer in respect of the Notes shall be binding on the Guarantor.
6.
A demand made under this Guarantee by any Noteholder after an Event of Default has occurred shall be made in writing.
7. Payment to the Paying Agent of the amount guaranteed under this Guarantee shall:
7.1
be made by the Guarantor to the Paying Agent not later than 10 (ten) Business Days after receipt of a demand in accordance with clause 10;
7.2
discharge the Guarantor of its applicable obligations to Noteholders under this Guarantee;
and

7.3
pro tanto discharge the Issuer of its corresponding obligations to Noteholders under the
Notes.
8.
The Guarantor shall procure that the Paying Agent is instructed, in each instance, to make payment to the Noteholder, of any and all amounts due to them in respect of which the Guarantor has made payment to the Paying Agent within no less than 10 (ten) Business Days of receipt thereof.
9.
Notwithstanding any part payment by the Guarantor or on the Guarantor's behalf, the Guarantor shall have no right to any cession of action in respect of such part payment and shall not be entitled to take any action against the Issuer or against any other surety for the Issuer in respect thereof unless and until the Indebtedness of the Issuer to the Noteholders shall have been discharged in full.
10.      The obligations of the Guarantor hereunder shall not be affected by:
10.1 any legal limitation, disability, incapacity or other circumstances relation to the Issuer;
10.2
any legal limitation, disability, incapacity or other circumstances relation to any other person, whether or not known to the Issuer or such other person;
10.3
any invalidity in, or irregularity or unenforceability of the obligations of the Issuer under the
Programme; or
10.4 any change in the constitution of or any amalgamation or reconstruction of the Issuer.
11.      Each notice, demand or other communication under this Guarantee shall be in writing delivered personally or by recognised courier or facsimile and be deemed to have been given:
11.1 in the case of a letter, when delivered; and
11.2 be sent to the Guarantor at:
1st Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
Attention:     Mr TJ Gwebu
or to such other address or facsimile number as is notified from time to time by the
Guarantor to the Noteholders in accordance with Condition 18 of the Terms and Conditions.
12.      The Guarantor chooses the above address as its domicilium citandi et executandi for all purposes under this Guarantee, whether in respect of court process, notices or other documents or communications of whatsoever nature.
13.      This Guarantee is, and all rights and obligations relating to this Guarantee are, governed by, and shall be construed in accordance with, the laws of the Republic of South Africa.
14.      This Guarantee will be deposited with, and be held by, the Paying Agent until the later of:
14.1 the date on which the Programme is terminated by the Issuer; and

14.2
the date on which all of the obligations of the Issuer and the Guarantor under or in respect of the Notes have been discharged in full.
15.     The Guarantor acknowledges and agrees that each Noteholder shall be entitled to require the
Paying Agent to produce the original of this Guarantee and each accession undertaking on request and further shall be entitled to require the Paying Agent, which shall be obliged, to provide a copy of this Guarantee to that Noteholder on request.
16.     The Noteholders may elect to exercise their right to claim under this Guarantee from the Guarantor individually or collectively as a group. Where the Noteholders' wish to proceed to enforce their claims against the Guarantor collectively the following procedure will be required to be followed:
16.1
a resolution of the Noteholders to the effect that the Noteholders elect to collectively exercise their right under this Guarantee is passed with the affirmative support of no less than 10%
(ten percent) of the votes of the Noteholders present in person or by proxy at the Noteholders meeting and provided that such meeting is convened upon 10 (ten) days written notice and that a quorum constituted by no less than 10% (ten percent) of the total number of
Noteholders and the total value of the Notes in issue is present or represented by proxy at such meeting;
16.2
at such meeting the Noteholders shall further nominate such a representative of the
Noteholders by way of a vote of the Noteholders carried with the support of no less than
10% (ten percent) of the votes of the Noteholders present in person or by proxy at the
Noteholders meeting (the "Representative").
17.     The Representative shall be empowered to communicate, meet with and engage with the Guarantor in relation to any matter relating to this Guarantee and payments due thereunder, and to further initiate legal claims against the Guarantor on behalf of the Noteholder.
18.      Provided that the Representative's appointment is made strictly in accordance with the provisions of this Guarantee, the Guarantor irrevocably undertakes to accept the Representative as a duly appointed representative of the Noteholders and not to challenge his/her/its/their locus standi in any legal claim made against the Guarantor. The Guarantor shall further settle any and all reasonable legal and other costs (the "Costs") of the Representative in prosecuting a claim against the
Guarantor under this Guarantee in the event that the Noteholders are substantially successful in pursuing such claims. The Costs shall include costs and expenses relating to travel, accommodation and all legal costs. In the event that the Guarantor is substantially successful in such claim, the costs less all legal costs shall be reimbursed to the Noteholder through the
Representative.
19.     The provisions of this Guarantee providing for rights in favour or the Noteholders and/or the
Representative constitute a stipulation in favour of the Noteholders and/or the Representative, who shall be entitled to accept such rights on written notice to the Guarantor.

DESCRIPTION OF THE GROUP AND THE ISSUER

Words used in this section headed “Description of Issuer” shall bear the same meanings as defined in the
Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.
BACKGROUND AND HISTORY

DRDGOLD is a medium-sized, unhedged gold producer, South Africa’s fourth-largest. In 2010,
DRDGOLD produced 241 194 ounces and declared attributable mineral resources of 60.0 million ounces and attributable ore reserves of 7.3 million ounces.

DRDGOLD holds 74 percent of the issued shares in the Issuer. Black economic empowerment partner
Khumo Gold SPV (Pty) Limited (Khumo Gold) holds 20 percent of the issued shares in the Issuer and the
DRDSA Empowerment Trust holds the remaining 6 percent.

The Group's South African operations, which are owned and run through the Issuer, are Blyvooruitzicht
Gold Mining Company Limited ("Blyvoor"), East Rand Proprietary Mines Limited ("ERPM"), Crown
Gold Recoveries (Pty) Limited ("Crown"), Ergo Mining (Pty) Limited ("Ergo") and ErgoGold (formerly the Elsburg Gold Mining Joint Venture). At present, 68 percent of production comes from surface retreatment and this is set to increase.

With its head office in Johannesburg, DRDGOLD has its primary listing on the JSE and its secondary listing on the Nasdaq Capital Market. At year-end, DRDGOLD had 384 884 379 ordinary shares in issue and a market capitalisation of ZAR1.3 billion ($167.4 million).

The current Group structure is as follows:

OWNERSHIP AND CONTROL

The shares in the Issuer are currently held as follows –
Name of Shareholder
Number of Shares
% of Issued
Shares
DRDGOLD Limited 740,000 74%
Khumo Gold SPV (Proprietary) Limited 200,000 20%
DRDSA Empowerment Trust 60,000 6%

Top twenty major shareholders of DRDGOLD as at 30 June 2010
Rank
Name of shareholder
Number of shares
% of issued
shares
1 THE BANK OF NEW YORK MELLON DR 222,371,258 57.78%
2 SOGES FIDUCEM SA 31,699,872 8.24%
3 CLEARSTREAM BANKING SA LUXEMBOURG 7,661,852 1.99%
4             INVESTEC ASSET MANAGERS                                                                  6,826,573
1.77%
5             INVESTEC SECURITIES LTD
6,626,475               1.72%
6 GEPF INVESTEC ASSET MNGT PTY LTD 6,538,000 1.70%
7 CAPITAL ALLIANCE INDEX PLUS 5,186,600 1.35%
8             INDUSTRIAL DEVELOPMENT CORPORATION
OF SA
4,451,219               1.16%
9             METC METLIFE MAIN ACCOUNT
4,258,821              1.11%
10 ABAX INVESTMENTS - TAURUS (CF2) 3,600,000 0.94%
11          SIX SIS LTD
3,460,567               0.90%
12           EUROCLEAR FRANCE S.A.
3,363,290               0.87%
13 GSI EQUITY CLIENT SEGREGATED ACCOUNT 3,064,629 0.80%
14 HSBC BANK PLC A/C CLIENTS 2,121,618 0.55%
15           STATE STREET
2,094,220               0.54%
16 ABAX INVESTMENTS - LIBRA HEDGE FUND 1,900,000 0.49%
17 STANDARD FINANCIAL MARKETS PTY LT 1,797,547 0.47%
18
BBH BOS MTBJ RE: NOMURA SA RESOURCES
S
1,645,198               0.43%
19 ABAX INVESTMENTS - CONSTELLATION FU 1,600,000 0.42%
20 AAA AUSTRALIAN CONTROL ACCOUNT 1,579,774 0.41%
Totals
321,847,513
83.62%

DRDGOLD’s combined share register analysis according to country as at 30 June 2010
Country
Number of
shareholders
Number of shares
% of issued
shares
UNITED STATES 53 233,654,200 60.7076%
SOUTH AFRICA 6,275 91,030,728 23.6514%
BELGIUM                                                                                  9
31,777,059 8.2563%
LUXEMBOURG                                                                      11
9,189,464 2.3876%
UNITED KINGDOM 89 9,061,920 2.3545%
SWITZERLAND                                                                     15
4,791,548 1.2449%
FRANCE                                                                                    6
3,552,167 0.9229%
NETHERLANDS                                                                      5
513,155 0.1333%
NAMIBIA                                                                                  35
396,113 0.1029%
AUSTRALIA                                                                            31
391,845 0.1018%
GERMANY                                                                                4
304,151 0.0790%
HONG KONG 1 100,000 0.0260%
AUSTRIA                                                                                   4
40,208 0.0104%
SEYCHELLES                                                                          1
25,669 0.0067%
DENMARK                                                                                1
15,200 0.0039%
CANADA                                                                                    6
14,730 0.0038%
SWEDEN                                                                                  2
10,476 0.0027%
GIBRALTAR                                                                              1
5,000 0.0013%
NORWAY                                                                                   1
4,000 0.0010%
SWAZILAND                                                                             5
3,210 0.0008%
ZIMBABWE                                                                             10
1,495 0.0004%
NEW ZEALAND 1 1,329 0.0003%
NIGERIA                                                                                    1
340 0.0001%
BOTSWANA                                                                              1
231 0.0001%
UNKNOWN                                                                              2
57 0.0000%
SPAIN                                                                                        1
49 0.0000%
LESOTHO                                                                                 1
34 0.0000%
KENYA                                                                                       1
1 0.0000%
Totals
6573
384,884,379
100.0000%

REVIEW OF OPERATIONS/DESCRIPTION OF BUSINESS
Location of operations

Blyvoor
Blyvoor was incorporated and registered as a public company in South Africa on 10 June 1937.
It is situated on the north-western edge of the Witwatersrand Basin, to the south of the town of Carletonville and 70 kilometres south-west of Johannesburg, in the North West Province. The mine has underground and surface operations and a gold plant. The first ore was raised in 1942.

Blyvoor has two main gold-bearing horizons: the Carbon Leader Reef ("CLR"), which is one of the principal orebodies of the Carletonville goldfield; and the Main Reef, which is some 75 metres above the
CLR horizon. The reef formations have a thickness of between 5 and 20 centimetres. Recently there has been a shift in focus to mining the Main Reef.

Underground ore is mined by traditional drill, blast and scape narrow-reef mining methods. The operation is a combination of the workings of Blyvoor and Doornfontein mines and this allows several means of access, with four surface shafts still available and open.

Apart from the underground operations, production comes from waste rock stockpiles and the retreatment of surface tailings with the latter accounting for approximately 27% of current gold production.

Blyvoor’s carbon-in-leach (CIL) plant has a plant capacity of around 400 000 tonnes a month. Life of mine is projected until 2030, but the resource at Blyvoor is so widespread that production could extend for many years beyond that, depending on the prevailing gold price and exchange rate.

Blyvoor - key operating results
12 months to
12 months to
%
30 June 2010
30 June 2009
Change
Ore milled
 Underground
- t'000
633
603
5
Surface
- t'000
2,968
3,433
(14)
Total
- t'000
3,601
4,036
(11)
Yield
 Underground
- g/t
3.79
4.59
(17)
Surface
- g/t
0.31
0.37
(16)
Total
- g/t
0.92
1.00
(8)
Gold produced
 Underground
- oz
77,226
88,898
(13)
- kg
2,402
2,765
(13)
Surface
- oz
29,226
40,575
(28)
- kg
909
1,262
(28)
Total
- oz
106,452
129,473
(18)
- kg
3,311
4,027
(18)
Cash operating costs
 Underground
- US$ per oz
1,327
878
51
- ZAR per kg
324,736
255,517
27
- ZAR per tonne
1,232
1,172
5
Surface
- US$ per oz
444
337
32
- ZAR per kg
108,771
98,124
11
- ZAR per tonne
33
36
(7)
Total
- US$ per oz
1,085
709
53
- ZAR per kg
265,445
206,191
29
- ZAR per tonne
244
206
18
Cash operating profit
- US$ million
2.1
20.8
(90)
- ZAR million
16.3
188.2
(91)
Capital expenditure
- US$ million
10.5
10.7
(2)
- ZAR million
79.6
97.2
(18)

Crown
In 1982 Crown’s first plant was commissioned to process surface material. Crown is now the world’s largest gold surface retreatment facility, reprocessing the large and numerous sand and slimes dumps along the reefs that stretch from east to west just to the south of Johannesburg’s central business district
(CBD). Most of these dumps hold waste from the stamp milling era of ore processing when plants treated the sand and slimes separately, unlike current milling methods which reduce all ore to slimes before the extraction of gold.

The dumps are reclaimed and mixed with water. The slurry is then pumped to one of Crown’s three processing plants: Crown, 3 kilometres to the south, City Deep, 6 kilometres to the south-east, and
Knights, 20 kilometres to the east of Johannesburg’s CBD. Using relatively modern milling methods and carbon-in-pulp (CIP) technology, these plants have the capacity to treat 11.76 million tonnes of sand and tailings a year, recovering much of the gold. The land that is uncovered through removing the tailings is reclaimed and developed mainly for light industrial activities.
Owing to the low head grades, this is a low-margin business that relies on high volumes to be treated. As old dams are depleted, others are brought on stream.

Crown has secured the contractual right from Ergo to deposit its entire tailings flow on to the Brakpan and Withok tailings facilities. This has the potential to extend its life of mine by several years. A project is currently under way for a proposed pipeline to link the Crown plants to Ergo’s tailings deposition site at Brakpan. The project, which is estimated to cost approximately R300 million, will also include the upgrading of the second CIL circuit at the Ergo plant.

Crown - key operating results
12 months to
12 months to
%
30 June 2010
30 June 2009
Change
Ore milled
 Underground
- t'000
-
-
-
Surface
- t'000
7,122
8,007
(11)
Total
- t'000
7,122
8,007
(11)
Yield
 Underground
- g/t
-
-
-
Surface
- g/t
0.43
0.37
16
Total
- g/t
0.43
0.37
16
Gold produced
 Underground
- oz
-
-
-
- kg
-
-
-
Surface
- oz
99,410
95,616
4
- kg
3,092
2,974
4
Total
- oz
99,410
95,616
4
- kg
3,092
2,974
4
Cash operating costs
 Underground
- US$ per oz
-
-
-
- ZAR per kg
-
-
-
- ZAR per tonne
-
-
-
Surface
- US$ per oz
814
611
33
- ZAR per kg
199,135
176,704
13
- ZAR per tonne
86
66
31
Total
- US$ per oz
814
611
33
- ZAR per kg
199,135
176,704
13
- ZAR per tonne
86
66
31
Cash operating profit
- US$ million
27.6
23.3
18
- ZAR million
210.0
208.4
1
Capital expenditure
- US$ million
6.0
4.8
25
- ZAR million
45.8
43.1
6

Ergo
The Ergo Joint Venture between the Issuer and Mintails South Africa was established in 2007 to exploit up to 1.7 billion tonnes of surface tailings for gold, uranium and sulphuric acid. The gold portion of the joint venture was initially known as the Elsburg Gold Mining Joint Venture and was renamed ErgoGold following DRDGOLD’s acquisition of Mintails’ share. ErgoGold is now wholly owned by the Group and it is managed by Crown.

The surface tailings are found near Benoni, Springs and Brakpan to the east of Johannesburg. There is one metallurgical plant – the Ergo plant near Brakpan – and three tailings deposition facilities.

Production from Ergo Phase 1 has begun and will rise to a planned 1.2 million tonnes per month at an average head grade of 0.32g/t and an approximate cost of R30 per tonne for 12 years thereafter.

Ergo Phase 2, which is at feasibility study stage, anticipates increased gold production and, possibly, the production of uranium and sulphuric acid. Potential synergies between Crown in the west and Ergo in the east are currently being investigated. This would create a seamless surface retreatment operation extending across the central Witwatersrand.

Ergo - key operating results
12 months to
12 months to
%
30 June 2010
30 June 2009
Change
Ore milled
 Underground
- t'000
-
-
-
Surface
- t'000
11,867
2,296
417
Total
- t'000
11,867
2,296
417
Yield
 Underground
- g/t
-
-
-
Surface
- g/t
0.09
0.05
80
Total
- g/t
0.09
0.05
80
Gold produced
 Underground
- oz
-
-
-
- kg
-
-
-
Surface
- oz
35,332
3,666
864
- kg
1,099
114
864
Total
- oz
35,332
3,666
864
- kg
1,099
114
864
Cash operating costs
 Underground
- US$ per oz
-
-
-
- ZAR per kg
-
-
-
- ZAR per tonne
-
-
-
Surface
- US$ per oz
945
2,077
(54)
- ZAR per kg
231,294
582,825
(60)
- ZAR per tonne
21
29
(26)
Total
- US$ per oz
945
2,077
(54)
- ZAR per kg
231,294
582,825
(60)
- ZAR per tonne
21
29
(26)
Cash operating profit
- US$ million
6.0
(5.1)
218
- ZAR million
45.3
(42.3)
207
Capital expenditure
- US$ million
8.2
20.8
(61)
- ZAR million
62.2
178.8
(65)

FINANCIAL HIGHLIGHTS
The financial highlights of the Group are as follows:
Year ended
Year ended
%
Year ended
Year ended
%
2010
2009 change
2010
2009 change
Operating review
Gold production
Underground - (kilograms)/(ounces) 2 402 3 354 (28) 77 226 107 833 (28)
Surface - (kilograms)/(ounces) 5 100 4 350 17 163 968 139 857 17
Total - (kilograms)/(ounces) 7 502 7 704 (3) 241 194 247 690 (3)
Gold price received - (R per kilogram)/(US$ per ounce) 267 292 250 589 7 1 092 861 27
Cash operating cost
Underground - (R per kilogram)/(US$ per ounce) 324 736 274 066 18 1 327 942 41
Surface - (R per kilogram)/(US$ per ounce) 189 959 164 549 15 776 566 37
Total - (R per kilogram)/(US$ per ounce) 233 112 212 228 10 953 730 30
Operating margin
Underground - % (21.5) (9.4)  (12.1) (21.5) (9.4)   (12.1)
Surface - % 28.9 34.3 (5.4) 28.9 34.3 (5.4)
Total - % 12.8 15.3 (2.5) 12.8 15.3 (2.5)
Capital expenditure - (R million)/(US$ million) 193.9 345.1 (44) 25.5 38.4 (34)
Financial review
Revenue
- (R million)/(US$ million) 1 990.5 1 910.7 4 261.5 211.2 24
Operating profit - (R million)/(US$ million) 271.6 282.7 (4) 35.7 31.2 14
Profit for the year - (R million)/(US$ million) 203.3 110.7 84 26.7 12.2 119
Basic earnings per share - (cents) 55 34 59 7 4 89
Headline earnings per share - (cents) 13 34 (62) 2 4 (54)
Total assets - (R million)/(US$ million) 2 587.5 2 625.8 (1) 338.1 333.1 2
Net asset value per share - (cents) 429 419 2 56 53 5
Reserves and resources
Attributable ore reserves
Underground - (tonnes)/(million ounces) 159.33 129.81 23 5.12 4.17 23
Surface - (tonnes)/(million ounces) 67.86 58.36 16 2.18 1.88 16
Total - (tonnes)/(million ounces) 227.19 188.18 21 7.31 6.05 21
Attributable mineral resources
Underground - (tonnes)/(million ounces) 1 560.79 1 451.34 8 50.18 46.66 8
Surface - (tonnes)/(million ounces) 306.19 304.09 1 9.84 9.78 1
Total - (tonnes)/(million ounces) 1 866.98 1 755.44 6 60.03 56.44 6
Share statistics
Market price per share
(1)
- (cents) 341 603 (43) 44 76 (43)
Ordinary shares in issue
(1)
384 884 379 378 001 303 2 384 884 379 378 001 303 2
Market capitalisation
(1)
- (R million) 1 312.5 2 279.3 (42) 167.4 286.9 (42)
Exchange rates
United States Dollar
- Average rate (R:US$) 7.6117 9.0484 (16)
- Closing rate (R:US$) 7.6529 7.8821 (3)
(1)
At 30 June
Metric/Rand
Imperial/US Dollar

The financial highlights of the Issuer are as follows:
Year ended
Year ended
%
Year ended
Year ended
%
2010
2009 change
2010
2009 change
Operating review
Gold production
Underground
- (kilograms)/(ounces)
2 402
3 354
(28)
77 226
107 833
(28)
Surface
- (kilograms)/(ounces)
5 100
4 350
17
163 968
139 857
17
Total
- (kilograms)/(ounces)
7 502
7 704
(3)
241 194
247 690
(3)
Gold price received
- (R per kilogram)/(US$ per ounce)
267 292
250 589
7
1 092
861
27
Cash operating cost
Underground
- (R per kilogram)/(US$ per ounce)
324 736
274 066
18
1 327
942
41
Surface
- (R per kilogram)/(US$ per ounce)
189 959
164 549
15
776
566
37
Total
- (R per kilogram)/(US$ per ounce)
233 112
212 228
10
953
730
30
Operating margin
Underground
- %
(21.5)
(9.4)   (12.1)
(21.5)
(9.4)   (12.1)
Surface
- %
28.9
34.3
(5.4)
28.9
34.3
(5.4)
Total
- %
12.8
15.3
(2.5)
12.8
15.3
(2.5)
Capital expenditure
- (R million)/(US$ million)
188.7
345.0
(45)
24.8
38.1
(35)
Financial review
Revenue
- (R million)/(US$ million)
1 990.5
1 910.7
4
261.5
211.2
24
Operating profit
- (R million)/(US$ million)
226.7
242.2
(6)
29.8
26.8
11
Loss for the year
- (R million)/(US$ million)
(29.0)
(86.2)
(66)
(3.8)
(9.5)
(60)
Total assets
- (R million)/(US$ million)
2 655.6
2 406.8
10
347.0
305.4
14
Reserves and resources
Attributable ore reserves
Underground
- (tonnes)/(million ounces)
159.33
129.81
23
5.12
4.17
23
Surface
- (tonnes)/(million ounces)
67.86
58.36
16
2.18
1.88
16
Total
- (tonnes)/(million ounces)
227.19
188.18
21
7.31
6.05
21
Attributable mineral resources
Underground
- (tonnes)/(million ounces)
1 560.79
1 451.34
8
50.18
46.66
8
Surface
- (tonnes)/(million ounces)
306.19
304.09
1
9.84
9.78
1
Total
- (tonnes)/(million ounces)
1 866.98
1 755.44
6
60.03
56.44
6
Exchange rates
United States Dollar
- Average rate (R:US$)
7.6117
9.0484
(16)
- Closing rate (R:US$)
7.6529
7.8821
(3)
Metric/Rand
Imperial/US Dollar

BOARD OF DIRECTORS AND BOARD COMMITTEE’S

As of the date of this Programme Memorandum, the board of directors of the Issuer ("the Issuer’s
Board") comprise of the following members:

Issuer’s Board
Daniël (Niël) Pretorius (Chief Executive Officer)
Craig Barnes (Chief Financial Officer)
Thulo Mogotsi-Moletsane

As the Issuer is a private company it is not required to have board committees and all of its board committee requirements are performed by the DRDGOLD board committees.

As of the date of this Programme Memorandum, the board of directors of DRDGOLD ("the Board") and the various board committees comprise of the following members:

Board
Geoffrey Campbell (
Non-Executive Chairman)
Daniël (Niël) Pretorius (Chief Executive Officer)
Craig Barnes (Chief Financial Officer)
Robert Hume
Edmund Jeneker
James Turk

Audit Committee
Robert Hume
Geoffrey Campbell
Edmund Jeneker

Risk Committee
Daniël (Niël) Pretorius (Chief Executive Officer)
Geoffrey Campbell (Non-Executive Chairman)
Craig Barnes (Chief Financial Officer)
Robert Hume
Edmund Jeneker
James Turk

Remuneration Committee
Edmund Jeneker
Geoffrey Campbell (Non-Executive Chairman)
Robert Hume
James Turk

Transformation and Sustainable Development Committee
Edmund Jeneker
Daniël (Niël) Pretorius (Chief Executive Officer)
Craig Barnes (Chief Financial Officer)

Nominations Committee
Geoffrey Campbell (Non-Executive Chairman)
Robert Hume

CORPORATE GOVERNANCE AND RISK MANAGEMENT

Introduction
Each of DRDGOLD’s and the Issuer's Board of Directors continues to ensure that the principles of good corporate governance as recognised and practised throughout the world are upheld and implemented. All the directors are fully aware that they are the custodians of corporate governance in the organisation and this is reflected in the way they execute their fiduciary duties, which is with diligence, integrity and honour. The intention is that this filters down to all employees. The upholding of such ideals puts the company in a position to improve organisational performance and deliver value to shareholders and stakeholders alike. Each of DRDGOLD and the Issuer has set up systems and controls to promote discipline, transparency, accountability, responsibility and fairness for the protection of the interests of shareholders, employees and the communities in which the Group operates.

On 1 March 2010 the King Report on Corporate Governance for South Africa was put into operation (the
King III report). It replaces the King II report as a codified body of principles which is intended to serve as a guideline for the enhancement of high standards of corporate governance. Each of DRDGOLD and the Issuer commits itself to observe the provisions of the King III report and enforce it to the extent possible within the context of the “apply or explain” principle of the King III report.

DRDGOLD’s shares are quoted on the JSE, which is its primary listing. DRDGOLD is also registered with the Securities and Exchange Commission ("SEC") in the United States of America and its ordinary shares are quoted on the Nasdaq Capital Market ("Nasdaq") in the form of an American Depositary
Receipts (ADR) Programme, administered by the Bank of New York Mellon. Accordingly, DRDGOLD
is subject to compliance with the Sarbanes-Oxley Act of 2002 ("SOX"), which is documented in
DRDGOLD's Form 20-F filed annually with the SEC.

The Board of Directors

The Board of Directors of the Issuer currently comprises two executive directors: the Chief Executive
Officer, Mr Niël Pretorius, and the Chief Financial Officer, Mr Craig Barnes; and one non-executive director, Advocate Louisa Zondo.

The Board of Directors of DRDGOLD currently comprises two executive directors: the Chief Executive
Officer, Mr Niël Pretorius, and the Chief Financial Officer, Mr Craig Barnes; and four non-executive directors, Messrs Geoffrey Campbell, Robert Hume, James Turk and Edmund Jeneker. The King III
Report requires that the board be a unitary one with a balance between the executive and the non-
executive directors, and a substantial number of independent non-executive directors.

Compliance with Stock Exchange Requirements
Some of the recommendations contained in the King III Report have been adopted in the JSE Listings
Requirements and, as a foreign listed company on Nasdaq in July 2005, the board has satisfied certain
Nasdaq Rules as indicated below. This means that the board has had to reconcile the stock exchange rules of the JSE and Nasdaq.

Policy detailing the procedure for appointment to the board: In compliance with both Nasdaq and
JSE requirements, the Board of Directors has adopted a formal and transparent policy in terms of which the Nominations Committee identifies candidates, interviews them and recommends the short-listed candidates to the board. The board deliberates on the suitability of the candidates and appoints the most suitable persons.

Policy evidencing a clear division of responsibility at board level: The board has established committees with distinct terms of reference. The terms of reference give details of the duties and responsibilities which directors have to carry out in their respective areas of specialisation. The balance of power and authority at board level is illustrated by the separation of the positions of chief executive officer and chairman as outlined below. On 29 August 2007, the board formally approved a Board Charter which sets out the directors’ responsibilities and serves as a standing guideline for the benefit of directors.

The chief executive officer must not hold the position of chairman of the board: Since February 2005 the board has continuously satisfied this requirement. The company continues to comply with this requirement as Mr Campbell is the independent non-executive chairman and Mr Pretorius, the Chief
Executive Officer. The appointment of an independent chairman is in full compliance with the King III
Report’s recommendations. As the independent chairman is not part of the executive, he approaches the business of the company in an impartial and objective manner.

Appointment of committees: The board has Audit, Risk, Remuneration, Nominations and
Transformation and Sustainable Development (Transco) committees as recommended by the King III
Report, as required by the JSE Listings Requirements, and in line with the nature of the Group's business.
Each committee is governed by a set of terms of reference with respect to its composition, duties and responsibilities.

Majority of independent directors according to the JSE Listings Requirements: The majority of
DRDGOLD’s directors are independent in accordance with the JSE Listings Requirements.

Listing Agreement: DRDGOLD executed a Listing Agreement in the form designated by Nasdaq as prescribed by the rules of that stock exchange.

Independence and responsibilities of the Audit Committee: All the members of the Audit Committee are independent according to the definition set out in the Nasdaq Rules. DRDGOLD also complies with
South Africa’s Corporate Laws Amendment Act, 2006, which was promulgated on 14 December 2007, in terms of which all members of the Audit Committee must be non-executive directors who act independently. The Audit Charter of the committee deals with all the aspects relating to its functioning.

Appointment of Financial Director: The Company appointed Craig Barnes as its Financial Director.
The Audit Committee considered and satisfied itself that Mr Barnes has the appropriate expertise and experience required of a financial director.

Compliance with other good corporate governance principles
All of the directors of both DRDGOLD and the Issuer bring to the respective boards a wide range of expertise as well as significant financial, commercial and professional experience and, in the case of the non-executive directors, independent perspectives and judgement.

The respective boards of DRDGOLD and the Issuer are responsible for setting the direction of
DRDGOLD and the Issuer, as applicable through the establishment of strategic objectives and key policies. It monitors the implementation of strategies and policies through a structured approach to reporting on the basis of agreed performance criteria and defined, written delegations to management for the detailed planning and implementation of such objectives and policies.

The respective boards of DRDGOLD and the Issuer retains full and effective control over DRDGOLD and the Issuer, respectively, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning, and operational and financial performance. Each board further authorises acquisitions and disposals, major capital expenditure, stakeholder communication, and other material matters reserved for its consideration and decision. The board also approves annual budgets for the various operational units.

Each board is responsible for monitoring the activities of executive management within DRDGOLD and the Issuer, respectively and ensuring that decisions on material matters are considered by each board.
Each board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues.

While the executive directors of each of DRDGOLD and the Issuer are involved with the day-to-day management of DRDGOLD and the Issuer, respectively, the non-executive directors are not, nor are they full-time salaried employees.

The directors have a responsibility to become acquainted with all of their duties, as well as with the issues pertaining to the operations and business of DRDGOLD or the Issuer, as applicable. The boards operate in a field which is technically complex. However, the directors are continually provided with information which enables them to carry out their duties. To assist new directors, an induction programme has been established by both DRDGOLD and the Issuer, which includes background materials, meetings with senior management, presentations by the Group's advisers and visits to operations.

In accordance with DRDGOLD's Articles of Association, all directors are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election. The directors of the Issuer are not subject to retirement by rotation and re-election by shareholders. All directors of DRDGOLD and the
Issuer have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of DRDGOLD or the Issuer, as the case may be, at the Group's expense, should they believe that course of action would be in the best interests of the company. A structured and efficient procedure has been incorporated into the Board Charter.

Board meetings and resolutions
All board meetings are held quarterly in South Africa. The structure and timing of DRDGOLD's board meetings, which are scheduled over two or three days, allows adequate time for the non-executive directors to interact without the presence of the executive directors. The Issuer holds board meetings as and when required.

An agenda and supporting papers are distributed to all directors prior to each board meeting. Appropriate explanations and motivations are provided for items of business requiring resolution at the meeting. This ensures that relevant facts and circumstances are brought to the attention of directors. In terms of good governance, the directors can conduct unrestricted inspections of all company property, information and records.

In addition to the quarterly board meetings, there is provision in DRDGOLD's Articles of Association for decisions to be taken between meetings by way of directors' written resolutions. These resolutions are circulated to the directors, supported by full motivations and explanations, and generally the directors are afforded five days to apply their minds to the matter at hand before they approve the resolution.

Board committees
The board has established a number of committees to enable it to discharge its duties and responsibilities properly and to carry out its decision-making functions effectively. Each committee acts within written terms of reference which have been approved by the board and according to which specific functions of the board are delegated. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration of non-executive directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to performance and effectiveness.

Audit and Risk Committees
The Audit and Risk committees conduct joint quarterly meetings. The Audit Committee is chaired by Mr
Hume and the Risk Committee by Mr Pretorius. The reason for the joint sitting is that there is a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level.
The joint sitting brings about better disclosure and ensures that DRDGOLD conforms more closely to the process prescribed by SOX.

Audit Committee
The Audit Committee is composed solely of non-executive directors, all of whom are independent.

The primary responsibilities of the Audit Committee, as set out in the Audit Committee Charter, are to
assist the board in carrying out its duties relating to the selection and application of accounting policies, internal financial controls, financial reporting practices, identification of exposure to significant financial risks, and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards.

The Audit Committee meets every quarter with the external auditors, the company's Manager Risk and
Internal Audit, and the Chief Financial Officer. The committee reviews the audit plans of the internal auditors to ascertain the extent to which the scope of the audits can be relied upon to detect weaknesses in internal controls, and reviews the annual and interim financial statements prior to approval by the board.

The committee is directly responsible for the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves all services provided by the external auditors and has implemented a policy regarding the provision of non-audit services by external auditors, and pre-approval thereof. DRDGOLD's and the
Issuer's external audit function is currently being undertaken by KPMG Inc. DRDGOLD's and the
Issuer'sinternal audit function is performed by in-house staff and Pro Optima Audit Services (Pty) Ltd.
Internal audits are performed at all of the Group's operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal control and corporate governance processes.
Significant deficiencies, material weaknesses, instances of non-compliance and exposure to high risk and development needs are brought to the attention of operational management for resolution. The committee members have access to all the records of the internal audit team.

DRDGOLD's and the Issuer's internal and external auditors have unrestricted access to the chairman of the Audit Committee and, where deemed necessary, to the chairman of the board and the Chief Executive
Officer. All significant findings arising from audit procedures are brought to the attention of the committee and, if deemed necessary, to the board.

Section 404 of SOX stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a Management Attestation Report that has to be filed with the SEC as part of the Form 20-F.

Additionally, the company’s external auditors are required to express an opinion on management’s assessment of the operating effectiveness of internal controls over financial reporting, which is also contained in DRDGOLD's Form 20-F.

Risk Committee (Riskco)
The Risk Committee was established during January 2004 and currently comprises four non-executive directors and two executive directors. Its overall objective is to assist the board in the discharge of its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. Responsibility for the quality, integrity and reliability of the Group's risk management is delegated to the Risk Committee by the
Board of Directors. The Risk Committee facilitates communication between the board, the Audit
Committee, internal auditors and other parties engaged in risk management activities.

The board resolved to appoint Niël Pretorius, the Chief Executive Officer, as chairman of the Risk
Committee because it believes that the risks prevailing in a mining company include those relating to safety and these can result in loss of life. By appointing the CEO as chairman, the Risk Committee has someone with hands-on involvement in the company to steer the meetings in the right direction in order to identify and address all the critical issues.

The Risk Committee ensures that:
•    an effective risk management programme is implemented and maintained;
•    risk management awareness is promoted among all employees;
•    risk programmes (financing/insurance) adequately protect the company against catastrophic risks;
•    regular risk assessments are conducted;
•    the total cost of risk in the long term is reduced;
•    the protection of DRDGOLD's assets is promoted throughout the Group;
•    the health, safety and well-being of all stakeholders is improved; and
•    DRDGOLD's activities are carried out in such a way that the safety and health of employees is ensured.

The Risk Committee meets every quarter and reports back to the board. Additional ad hoc meetings may be arranged as and when required. Certain members of executive management are invited to attend Risk
Committee meetings on a regular basis, including the Group Risk Manager, the Group Financial Manager
and the Group Legal Counsel.

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and the preservation of shareholder value. The significant risks facing the Group, including those at an operational level, have been identified. People have been assigned to each risk and the results of their work to improve controls are reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met.

In addition to the above initiatives, the Group also employs third-party consultants to benchmark its operations against other mining operations throughout South Africa and more than 300 different mining companies worldwide.

An important aspect of risk management is the transfer of risk to third parties to protect the company from any major disaster. The Group's major assets and potential business interruption and liability claims are therefore covered by the Group insurance policy, which encompasses all the operations. The majority of these policies are through insurance companies operating in Britain, Europe and the United States.

The various risk management initiatives undertaken within the Group as well as the strategy to reduce costs without compromising cover have been successful, resulting in substantial insurance cost savings for the Group.

Remuneration Committee (Remco)
The Remuneration Committee, which comprises directors most of whom are independent and non-
executive, is primarily responsible for approving the remuneration policies of DRDGOLD, and the terms and conditions of employment of executive and non-executive directors. Items considered by the committee include salaries, performance-based incentives and the eligibility and performance measures of the DRDGOLD (1996) Share Option Scheme applicable to senior management.

The committee’s obligation is to evaluate and recommend to the board competitive packages that will attract and retain executives of the highest calibre, and encourage and reward superior performance. The committee also aims to ensure that criteria are in place to measure individual performance. The committee approves the performance-based bonuses of the executive directors based on such criteria.
DRDGOLD's General Manager Corporate Services provides the committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required, the committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues.

The committee meets quarterly, but may meet more often on an ad hoc basis if required. The committee may from time to time call for independent consultants to brief members on pertinent issues.

The Remuneration Policy of the Group was approved by the board of DRDGOLD on 21 October 2004 and has been updated following the release of the King III Report which emphasises fair and responsible remuneration. The policy is based on a reward system and has four principal elements:

•       basic remuneration, as benchmarked against industry norms;
•       bonuses or incentives, which are measured against agreed outcomes or key performance indicators, and are usually linked to the annual budget of the Group;
•       short-term rewards, which can be described as ‘soft’ rewards for exceptional performance (like the granting of travel vouchers); and
•       long-term retention, which is the rationale underlying the share option scheme and share scheme for senior managers. It is linked to the criticality of skills and strategic value.

These four elements interact in a matrix, which is designed to reward all employees for their effort and provide a transparent framework. It is reviewed and approved by the Remuneration Committee as and when it becomes necessary.

Transformation and Sustainable Development Committee (Transco)
The board took into account that all the Group’s operations are now based in South Africa. To achieve the triple bottom line espoused in the King III Report and in order to reach the empowerment goal to which it is committed, the board established this committee, the focus of which will be transformation and sustainable development.

Transco’s terms of reference were approved by the board at the August 2008 meeting. The objectives of this committee are to:

•       promote transformation within the company and economic empowerment of previously disadvantaged communities, particularly within the areas where the company conducts business;
•       strive towards achieving the goal of equality, as required by the South African constitution and other legislation and within the context of the demographics of the country, at all levels in the company and its subsidiaries; and
•        conduct business in a manner that is conducive to the attainment of internationally acceptable environmental and sustainability standards.

Nominations Committee (Nomco)
This committee was established by the board in compliance with JSE Listings Requirements. The terms of reference were approved in August 2008. Its duties include:
•       making recommendations to the board on the appointment of new executive and non-executive directors, including making recommendations on the composition of the board generally and the balance between executive and non-executive directors appointed to the board;
•       regular reviewing of the board structure, size and composition and making recommendations to the board with regard to any adjustments that are deemed necessary;
•       identifying and nominating candidates for the approval of the board to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular for the positions of chairman and chief executive officer; and
•        making recommendations about re-election with regard to directors who are retiring by rotation.

Company Secretary
The company secretary of the Issuer is Mr Themba Gwebu. The address of the Issuer’s company secretary is Quadrum Office Park, 1
st
Floor Building 1, 50 Constantia Boulevard, Constantia Kloof Ext
28, 1709.

Code of Ethics
The following highlights aspects of the Group's Code of Ethics, a complete copy of which will be made available on request or can be accessed on DRDGOLD's website at www.drdgold.com. Any contravention of this code is regarded as a serious matter.

Compliance with laws and regulations
Directors, officers and employees must comply with all laws and regulations that are applicable to their activities on behalf of the Group.

The company and its employees
DRDGOLD acknowledges that all employees have a right to work in a safe and healthy environment. All employees are entitled to fair employment practices and have a right to a working environment free from discrimination and harassment.

The Group and the community
The Group recognises that we all share a very real responsibility to contribute to the local communities and the Group encourages employees to participate in, among others, religious, charitable, educational and civic activities, provided that such participation does not make undue demands on their work time or create a conflict of interest.

Conflict of interest
The Group expects employees to perform their duties in accordance with the best interests of the Group and not to use their position or knowledge gained through their employment with the Group for their private or personal advantage.

Outside employment and directorships
Employees may not take up outside employment or hold outside directorships without prior approval of management. Directors who hold outside directorships must disclose same at the quarterly board meetings.

Relationships with clients, customers and suppliers
Employees should ensure that they are independent of any business organisation having a contractual relationship with the Group or providing goods or services to the Group.

Gifts, hospitality and favours
An employee should neither accept nor solicit any non-minor gifts, hospitalities or other favours from suppliers of goods or services.

Personal investments in shares and share dealings
While directors and employees are encouraged to invest in and own shares in the Group, such investment decisions must not contravene the conflict of interest provisions of this code, any applicable legislation, or any policies and procedures established by the various operating areas of the Group, and must not be based on material non-public information acquired by reason of an employee's connection with the
Group.

Confidential information and external communication
Directors and employees are expected to treat all information pertaining to the Group, which is not in the public domain, in the strictest confidence and may not divulge such information to any third party without permission, even after the termination of their services with the Group.

The Group strives to achieve timely and effective communication with all parties with whom it conducts business, as well as with governmental authorities and the public. No sensitive communication may be made to the media or investment community other than by DRDGOLD's Chief Executive Officer, Chief
Financial Officer, or the appointed investor/public relations consultants. All other communications to the media or investment community must be made within the ambit of the Group's announcements framework.

Stakeholder communication
DRDGOLD gives substance to its commitment to transparency through the implementation of an integrated and sustained programme of communication directed at its various stakeholders. This programme takes full cognisance of all of the obligations placed on the Group by its current listings and the regulatory environments in which it operates. The Group's communication activities with its shareholders are premised on a clear understanding that shareholders wish to maximise returns on their investment in the Group and that, in order to be able to do this, they and/or their investment advisers require equitable, timely access to operating, financial and other information.

Information defined or deemed to be influential to DRDGOLD's share price is released to the JSE in the first instance and thereafter to the public via the JSE’s news dissemination mechanisms. As soon as possible after this, it is sent to all addressees on the Group's extensive electronic database. These addressees include shareholders, fund managers, analysts and media representatives. All information is also available on the website of DRDGOLD.

Information relating to DRDGOLD's operating and financial performance is released proactively to the market at least once a quarter in the same way, and sometimes more frequently, as determined by circumstance. Quarterly reporting of the Group results is augmented at half-year and year-end by face-to-
face briefings by Group executives in the two markets in which it is listed, and by teleconferences and webcasts. At the end of every other quarter, the results commentary is accessible via teleconferences and webcasts.

A primary channel for communication with shareholders and the investing community at large is through
DRDGOLD’s website. This contains current information on DRDGOLD and its operations, as well as all announcements and publications, such as the annual report and the investor bulletins, which are produced every second month. Interactivity is a primary feature that adds currency to the website and complements the substantial archive. All investor teleconferences are recorded and are available, together with webcasts, on the website for a period of time.

Employees and their elected representatives constitute another important stakeholder or constituency for
DRDGOLD. While a climate of mature industrial relations ensures that considerable, effective communication is achieved through the collective bargaining process, DRDGOLD is careful to maintain its prerogative, indeed its obligation, to communicate directly, regularly and effectively with its employees.

A company-wide workplace briefing system with feedback mechanisms, quarterly results briefings, the website and employee publications are among the primary media used.

Effective, two-way communication with the communities within which it operates is an area of growing importance to the Group. While, increasingly, much of this communication is required by regulation and statute and takes the form of formal consultation with interested and affected parties, operational management has come to recognise the value of community understanding of and support for management’s actions, and of the role that effective communication plays in securing these.

MANAGEMENT STRATEGY

Since disposing of its entire interest in Australian gold miner Emperor Mines Limited in October 2007,
DRDGOLD’s strategy has been to:

•       reduce risk associated with its South African business, the deep-level underground mining footprint in particular;
•       contain costs;
•       manage margins; and
•       grow cautiously, with a focus on lower-risk, lower-cost, higher-margin surface tailings re-treatment, in which the company is an established industry leader.

Notwithstanding its continued bullishness regarding gold’s prospects in the medium to longer term,
DRDGOLD believes this strategy to be all the more apposite in the context of:

•       continuing global economic recovery;
•       the current strength of the South African Rand and its negative effect on South African producers’
         Rand gold receipts;
•      externally-driven cost increases, power in particular;
•      growing safety and production challenges – and tighter regulation – associated with South African deep-level underground mining.

At the end of FY2010, approximately 70 percent of DRDGOLD’s gold production was from surface re-
treatment and this is expected to increase in the future.

RECENT DEVELOPMENTS

Blyvoor’s provisional judicial management
On 9 November 2009, DRDGOLD announced that, in a bid to save Blyvoor from liquidation,
DRDGOLD intended applying to the High Court of South Africa for a provisional judicial management order over Blyvoor and its assets. A provisional judicial management order was granted by the High
Court of South Africa on 10 November 2009.

The application, in terms of the provisions of Section 427 of the Companies Act, was prompted by
Blyvoor’s inability to continue to sustain losses incurred since April 2009, which were brought about by the following circumstances:

•       a drop in the Rand gold price received between 1 April 2009 and 30 September 2009, due to the strengthening of the Rand against the US Dollar;
•       extensive damage caused during May 2009 to higher-grade underground production areas at
         Blyvoor’s No. 5 Shaft by seismic activity, restoration of which was expected to take until March
         2010 to complete;
•      power utility Eskom’s higher winter tariffs, compounded by a 32% price increase effective from 1
       July 2009, and the likelihood of further increases in coming months; and
•      the wage strike by the National Union of Mineworkers, which lasted for almost a month and resulted in the loss of approximately 8000 ounces of production.

In terms of a provisional judicial management order, the court appoints a judicial manager who has a wide range of powers at his disposal to take such actions he deems necessary to save the business. These could include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation. Management believed that provisional judicial management offered the best possible prospect of preventing Blyvoor’s liquidation and of restoring the operation to profitability, while protecting the interests of all stakeholders of both Blyvoor and DRDGOLD.

On 13 April 2010 the High Court of South Africa agreed to lift the provisional judicial management order. The reasons for the lifting of the provisional judicial management order were as follows:

•     Blyvoor’s return to profitability;
•     the return of Blyvoor’s trade creditors to normal payment terms;
•     an increase in Blyvoor’s monthly production; and
•     an increase in the Rand gold price.

Offer by Aurora Empowerment Systems (Pty) Limited ("Aurora") to purchase a 60 percent interest in Blyvoor
On 2 December 2009 Aurora offered to purchase a 60percent interest in Blyvoor for a cash consideration of R295 million, which was to be payable by 29 June 2010, and to provide an R80 million loan facility to
Blyvoor over a six-month period. On 1 April 2010, by mutual agreement between DRDGOLD and
Aurora, the offer was withdrawn.

Acquisition of Mintails’ remaining 50 percent interest in Ergo Mining (Pty) Limited (Ergo)
On 21 January 2010 DRDGOLD signed an agreement to acquire, subject to certain suspensive conditions including Competition Commission approval, Mintails' remaining 50 percent interest in Ergo for a total consideration of R82.1 million with R62.1 million to be settled in cash and the balance in shares in the
Witfontein tailings deposition site on the Far West Rand valued at R20 million. On 15 April 2010
Competition Commission approval was obtained.

Ergo was created as a 50:50 joint venture between DRDGOLD and Mintails in November 2007 to explore, evaluate and process up to 1.7 billion tonnes of surface gold, uranium and sulphur-bearing tailings from the East and Central Rand goldfields of South Africa.

This transaction was the next step in DRDGOLD's strategy to expand its surface tailings reclamation footprint and exploit synergies with its Crown surface retreatment operations. Gaining access to the second CIL circuit at Ergo's Brakpan plant provides an opportunity for DRDGOLD to double the volume capacity to which it has access, and provides options in respect of resources DRDGOLD controls in and around central Johannesburg and Boksburg. DRDGOLD will also continue to explore prospects for uranium and sulphur production through the Brakpan plant.

Disposal of ERPM’s prospecting and mining rights over ERPM Extensions 1 and 2
On 30 June 2010 DRDGOLD signed heads of agreement with White Water Resources Limited ("White
Water Resources"), in terms of which White Water Resources will acquire the prospecting rights over
ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1 from ERPM. ERPM’s mining right application over ERPM Extension 1 is pending. Both extensions are contiguous to the ERPM mining lease area. Underground mining at ERPM was discontinued in November 2008.

The purchase consideration for the prospecting and mining rights is R18.5 million and will be settled through the issue to ERPM of 74 million ordinary shares in White Water Resources and 26 shares in a special purpose vehicle (SPV) to be created, which will hold the assets acquired by White Water
Resources from ERPM in terms of the transaction.

In the event that the Department of Mineral Resources does not approve transfer of one or other of the prospecting or mining rights, the consideration will be reduced to R9.3 million to be settled through the issue to ERPM of 37 million ordinary shares in White Water Resources and 26 ordinary shares in the
SPV.

The transaction is subject to the successful conclusion of various conditions precedent, including its approval by White Water Resources shareholders and the DRDGOLD board.

RISK FACTORS

In conducting its business, the Group faces many risks that may interfere with its business objectives. Some of these risks relate to the Group's operational processes, while others relate to its business environment. It is important to understand the nature of these risks and the impact they may have on the Group's business, financial condition and operating results.

Some of the most relevant risks are summarized below and have been organized into the following categories:
•     Risks related to the Group's business and operations;
•     Risks related to the gold mining industry; and
•     Risks related to doing business in South Africa.

Risks related to the Group's business and operations

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of the Group's operations and the cash flows generated by those operations
As the majority of the Group's production costs are in rands, while gold is sold in United States dollars, the Group's financial condition has been and could be materially harmed in the future by an appreciation in the value of the rand. Due to the marginal nature of the Group's underground mines, any sustained decline in the market price of gold below the cost of production, could result in the closure of the Group's mines which would result in significant costs and expenditure, for example, incurring retrenchment costs earlier than expected, that would negatively and adversely affect the Group's business, operating results and financial condition.

The Group does not enter into forward contracts to reduce its exposure to market fluctuations in the dollar gold price or the exchange rate movements of the Rand. The Group sells its gold and trades its foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and the regional functional currencies should strengthen against the dollar, resulting in revenue below the Group cost of production and remain at such levels for any sustained period, the Group may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, the Group might not be able to recover any losses it may incur during that period or maintain adequate gold reserves for future exploitation.

Inflation may have a material adverse effect on the Group's results of operations
South Africa has experienced high rates of inflation in the past. Because the Group is unable to control the market price at which it sells the gold it produces, it is possible that significantly higher future inflation in South Africa may result in an increase in the Group's future operational costs in Rand, without a concurrent devaluation of the operational costs in rand against the United States dollar or an increase in the United States dollar price of gold. This could have a material adverse effect upon the Group's results of operations and the Group's financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

The failure to discover or acquire new ore reserves could negatively affect the Group's cash flow, results of operations and financial condition
The Group's future cash flow, results of operations and financial condition are directly related to the success of the Group's exploration and acquisition efforts in the regions in which the Group operates and any new regions that it identifies for future growth opportunities. Mining higher grade reserves in the
Group's underground mines is likely to be more difficult in the future, due to the age of these mines and safety concerns and could result in increased production costs and reduced profitability. Neither the Issuer nor any other Group member can make assurances that any new or ongoing exploration programs will result in new mineral producing operations that will sustain or increase ore reserves. A failure to discover or acquire new ore reserves in sufficient quantities to maintain or grow the current level of the Group's reserves will negatively affect the Group's future cash flow, results of operations and financial condition.

Increased production costs could have an adverse effect on the Group's results of operations
The Group's historical production costs have varied significantly and the Group may not be able to accurately predict and adequately provide for an increase in its production costs. Production costs are affected by, amongst other things:
•     labour stability, lack of productivity and increases in labour costs;
•     increases in crude oil, steel, electricity and water prices;
•     unforeseen changes in ore grades and recoveries;
•     unexpected changes in the quality or quantity of reserves;
•     unstable or unexpected ground conditions and seismic activity;
•     technical production issues;
•     environmental and industrial accidents;
•     gold theft;
•     environmental factors; and
•     pollution.
The majority of the Group's production costs consist of labour, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at the Group's operations have, and could in the future, increase at rates in excess of the Group's annual expected inflationary increase and result in the restructuring of these operations at substantial cost. The majority of the Group's South African labour force is unionized and their wage increase demands are usually above the then prevailing rates of inflation.
In addition, in the past, the Group has been impacted by large price increases imposed by the Group's South
African steel suppliers and parastatal entities which supply the Group with electricity and water. These, combined with the increases in labour costs, could result in the Group's costs of production increasing above the gold price received. Discussions with steel suppliers and parastatal entities to moderate price increases have been unsuccessful in the past.

The Group's initiatives to reduce costs, such as reducing its labour force, negotiating lower price increases for consumables and stringent cost controls, may not be sufficient to offset the increases imposed on its operations and could negatively affect the Group's business, operating results and financial condition.

The Group's operations are subject to extensive environmental regulations which could impose significant costs and liabilities
The Group's operations are subject to increasingly extensive laws and regulations governing the protection of the environment, under various national, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. The Group's mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Delays in obtaining, or failures to obtain government permits and approvals may adversely impact the Group's operations. In addition, the regulatory environment in which the Group operates could change in ways that could substantially increase costs to achieve compliance, therefore having a material adverse effect on the Group's profitability.

The Group has made, and expects to make in the future, expenditures to comply with these environmental laws and regulations. However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to influences beyond the Group's control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose the Group and its directors to litigation and potentially significant liabilities.

Seismicity and other natural disasters could impact the going concern of the Group's operations
The Group runs the inherent risk that seismic activity and/or other natural disasters could cripple its operations and affect its ability to continue production. Seismic activity has had, and may continue to have, a harmful effect on the Group's business, operating results and financial condition.

Flooding at the Group operations may cause the Group to incur liabilities for environmental damage
Flooding of underground mining areas is an inherent risk at the Group's underground operations. If the rate of rise of water is not controlled, water from underground mining areas could potentially rise to the surface or decant into surrounding underground mining areas or natural underground water sources. Due to the withdrawal of government pumping subsidies at Durban Deep and West Wits, the Group has ceased active pumping of underground water at these mines. The Group also stopped the pumping of underground water at the Group's ERPM underground operation on 20 August 2009. Progressive flooding where these operations are located could eventually cause the discharge of polluted water to the surface and to local water sources.

Estimates of the probable rate of rise of water in those mines are contradictory and lack scientific support, however, should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, the Group may face claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on the Group's business, operating results and financial condition.

The Group has ageing assets, which exposes the Group to greater risk of the Group's infrastructure failing, higher maintenance costs and potentially greater health, safety and environmental liabilities
The Group's assets are made up predominantly of mature assets, which were acquired after they had reached the end of the planned production cycle under their previous owners, and the Group's strategy has been to revive these assets through specialist planning and mining techniques. The ageing infrastructure and installations typical of these operations require constant maintenance and continuing capital expenditure.
This materially increases the Group's operational costs. In addition, the technology applied in many of the
Group's installations was not regularly updated and accordingly has become obsolete compared to the technology used in more modern mines. As a result the risk of technology failure is high, and the maintenance of these installations, costly.

Due to the nature of the business and because the Group's marginal underground mines are predominantly comprised of aged infrastructures, the Group inherently runs the risk of exposure to greater health, safety and environmental liabilities which it closely monitors but is unable to fully mitigate.
Limited tailings dam capacity at Crown exposes the Group to greater risk of financial loss due to lower production and health, safety and environmental liabilities
The Group's ageing tailings facilities at Crown are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure to adhere to the codes of practice and natural disasters such as excessive rainfall and seismicity. In the event that the
Group is limited on how much treated ore, sand or slime it can deposit at Crown’s deposition sites, it could be forced to stop or limit operations, the dams could overflow and the health and safety of the Group's employees and communities living around these dams could be jeopardized. In the event that this occurs, the
Group's Crown operations will be adversely affected and this in turn could have a material adverse effect on the Group's business, operating result and financial condition.
Due to the nature of the Group's business, the Group faces extensive health and safety risks
According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. While seismic monitoring continues to be an invaluable tool in the management of seismicity, there is still risk of seismic induced fatalities occurring which the Group may not be able to prevent. These incidents could lead to mine operations being halted and that will increase the Group's unit costs due to loss of production. This could have a material adverse effect on the Group's business, operating results and financial condition.

Events may occur for which the Group is not insured which could affect the Group's cash flows and profitability
Because of the nature of the Group's business, it may become subject to liability for pollution or other hazards against which it is unable to insure, including those in respect of past mining activities. The Group's existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The Group has insured property, including loss of profits due to business interruption in the amount of about R9.0 billion. Claims for each and every event are limited by the insurers to R1.0 billion.
Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories. General liability, fidelity, directors and officers, and other insurance cover are also in place.

Future insurance coverage may not cover the extent of claims brought against the Group, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If the Group is required to meet the costs of claims which exceed its insurance coverage, the Group's costs may increase which could have a material adverse effect on its business, operating results and financial condition.

Risks related to the gold mining industry

A change in the price of gold, which in the past has fluctuated widely, is beyond the Group's control
Historically, the gold price has fluctuated widely and is affected by numerous industry factors, over which the Group has no control, including:

•       the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;

•     the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewellery;
•     speculative trading activities in gold;
•     the overall level of forward sales by other gold producers;
•     the overall level and cost of production of other gold producers;
•     international or regional political and economic events or trends;
•     the strength of the United States dollar (the currency in which gold prices generally are quoted) and of other currencies;
•     financial market expectations regarding the rate of inflation;
•     interest rates;
•     gold hedging and de-hedging by gold producers; and
•     actual or expected gold sales by central banks and the International Monetary Fund.
The Group's profitability may be negatively impacted if revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group's operations
The global economy is currently undergoing a period of prolonged recession and, despite recent signs of stabilization, the future economic environment is likely to be less favourable than that of recent years. Since
September 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions resulting in major financial institutions consolidating or going out of business, tightened credit markets, reduced liquidity, and extreme volatility in fixed income, credit, currency and equity markets.
These conditions may adversely affect the Group's business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of the Group's key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment, declining economic growth and uncertainty regarding corporate earnings. To the extent the current economic downturn worsens or the economic environment in which the
Group operates does not recover, the Group could experience a material adverse effect on its business, results of operations and financial condition.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive
The Group must continually replace ore reserves that are depleted by production. The Group's future growth and profitability will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of the Group's continued exploration and development programs. Gold mining companies may undertake exploration activities to discover gold mineralization, which in turn may give rise to new gold bearing ore bodies. Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many exploration programs, including some of the Group's, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If the Group discovers a viable deposit, it usually takes several years from the initial phases of exploration until production is possible.

During this time, the economic feasibility of production may change. Moreover, the Group's relies on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. As a result of these uncertainties, the Group may not successfully acquire additional mineral rights, or identify new proven and probable ore reserves in sufficient quantities to justify commercial operations in any of the Group's properties. The Group's mineral exploration rights may also not contain commercially exploitable reserves of gold. The costs incurred on unsuccessful exploration activities are, as a result, not likely to be recovered and the Group could incur a write-down on its investment in that interest or the irrecoverable loss of funds spent.

There is uncertainty with the Group's ore reserve and mineral resource estimates
The Group's ore reserve and mineral resource figures disclosed in this Programme Memorandum are the best estimates of its current management as of the dates stated and are reported in accordance with the requirements of the South African Code for the Reporting of Mineral Resources and Mineral Reserves
(SAMREC Code). These estimates may be imprecise and may not reflect actual reserves or future production.

Should the Group encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause the Group's results of operations and financial condition to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if the Group's production costs, and in particular the Group's labour costs, increase or recovery rates decrease, it may become uneconomical to recover ore reserves containing relatively lower grades of mineralization. Under these circumstances, the Group's would be required to re-evaluate its ore reserves.
Short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different grades, may increase the Group's production costs and decrease the Group's profitability during any given period. These factors have and could result in reductions in the Group's ore reserve estimates, which could in turn adversely impact upon the total value of the Group's mining asset base and its business, operating results and financial condition.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business
The business of gold mining takes place in underground mines, open pit mines and surface operations for the retreatment of rock dumps and tailings dams. These operations are exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims.
The risks and events associated with the business of gold mining include, but are not limited to:

•       environmental hazards and pollution, including the discharge of gases, toxic chemicals, pollutants, radioactive materials and other hazardous material into the air and water;
•       seismic activity which could lead to rock bursts, cave-ins, pit slope failures or, in the event of a significant event, total closure of sections or an entire underground mine;
•      unexpected geological formations which reduce or prevent mining from taking place;

•       flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution, and waterway contamination;
•      underground fires and explosions, including those caused by flammable gas;
•      accidents caused from and related to drilling, blasting, removing, transporting and processing material, and the collapse of pit walls and tailings dams; and
•      a decrease in labour productivity due to labour disruptions, work stoppages, disease, slowdowns or labour strikes.
In addition, deep level underground mines in South Africa, as compared to other gold mining countries, involve significant risks and hazards not associated with open pit or surface rock dump and tailings dam retreatment operations. These risks and hazards include underground fires, encountering unexpected geological formations, unanticipated ground and water conditions, fall-of-ground accidents and seismic activity. The level of seismic activity in a deep level gold mine varies based on the rock formation and geological structures in the mine. The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.

Risks related to doing business in South Africa

Political or economic instability in South Africa may reduce the Group's production and profitability
DRDGOLD and the Issuer are incorporated and own operations in South Africa. As a result, political and economic risks relating to South Africa could reduce the Group's production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase the Group's costs and reduce its profitability. In recent years, South Africa has experienced high levels of crime. These problems have impeded fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, the Group may have difficulties attracting and retaining qualified employees.

Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign currency reserves have been low relative to other emerging market countries. In the late 1980s and early 1990s, inflation in South
Africa reached highs of 20.6%. This increase in inflation resulted in considerable year on year increases in operational costs. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the Rand or increase in the price of gold, could result in an increase in the Group's costs which could reduce its profitability.

Power stoppages or increases in the cost of power could negatively affect the Group's results and financial condition
The Group's mining operations are dependent on electrical power supplied by Eskom, South Africa’s state owned utility company. As a result of a substantial increase in demand and insufficient generating capacity,
Eskom has warned that the country could face disruptions in electrical power supply. The available generating capacity of electricity was constrained mainly as a result of unplanned maintenance at some of
Eskom’s power stations, insufficient supply of coal to the coal fired plants and skills shortages. On 25
January 2008, Eskom announced that they could no longer guarantee the supply of electricity to the South
African mining industry. Eskom subsequently cut off power supply to the mining industry for five days and a number of power outages followed over several months thereafter. Eskom did manage to contain electricity stoppages but the fact remains that the country’s current reserve capacity is insufficient and the risk of electricity stoppages is expected to continue until 2013. Apart from the five-day closure, the Group's production was not affected, however further power supply stoppages or power cost increases could have an adverse effect on the Group's operating results and financial condition. From 1 July 2009, Eskom’s average tariff increased by 31.3% and has adversely affected the Group's production costs particularly at the
Blyvoor operation. Eskom have indicated that it does not have sufficient funding required for planned infrastructure development, and have applied a further 25% tariff increase in 2010, 2011 and 2012. These increases together with the risk of further large increases thereafter could have a material adverse effect on the Group's business, operating results and financial condition.

AIDS poses risks to the Group in terms of productivity and costs
Acquired Immune Deficiency Syndrome, or AIDS, and tuberculosis which is closely associated with the onset of the disease and is exacerbated in the presence of HIV/AIDS, represents a very serious health care challenge in the mining industry. Human Immunodeficiency Virus, or HIV, is the virus that causes AIDS and South Africa has one of the highest HIV infection rates in the world. It is estimated that approximately
35% to 40% of the mining industry workforce in South Africa are HIV positive. The exact extent to which the Group's mining workforce within South Africa is infected with HIV/AIDS is unknown at this stage. The existence of the disease poses a risk to the Group in terms of the potential reduction in productivity and increase in medical costs.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of the Group's operations and its financial condition
The primary area of focus in respect of occupational health within the Group's operations is noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). The Group provides occupational health services to its employees at its occupational health centers and continue to improve preventive occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on the results of the Group's operations and its financial condition.

Furthermore, the South African Government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA)
that provides for compensation to miners who have OLD, TB and combinations thereof, and the
Compensation for Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-
miners who have OLD. If the outlined combination of ODMWA and COIDA were to occur, the level of compensation claims the Group could be subject to could increase and consequently have an adverse effect on the Group's financial condition.

Increased theft at the Group's work sites, particularly of copper, may result in greater risks to employees or interruptions in production
Statistics available in South Africa indicate an increase in theft. This together with price increases for copper as a commodity has resulted in an increase in copper cable theft. All of the Group's operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees in an area where theft occurs, the Group may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft.

Possible scarcity of water may negatively affect the Group's results and financial condition
National studies conducted by the Water Research Commission found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the
South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact all of the Group's operations, which require water to operate. In particular the Group's surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, would be adversely impacted. In addition, as the Group's gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require the Group to halt production at these operations. The Group is currently considering a project which envisages the pumping of underground water at ERPM for use by its surface retreatment operations.

Government Regulation
The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals, and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments.
The Mineral and Petroleum Resources Development Act, 2002
On 1 May 2004, the new Minerals and Petroleum Resources Development Act, 2002 ("MPRD Act"), was
promulgated, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the “old order rights,” are to be converted to “new order rights,”
essentially the right to mine. The MPRD Act allows the existing holders of mineral rights a period of five years to apply for the conversion of used old order rights, and one year for the conversion of unused old order rights. Once these periods have lapsed, the holders may have to compete to acquire the right to mine minerals previously held under old order rights. The Group has have submitted the respective applications in order to comply with the requirements of the Mining Charter as described below. To the extent that the
Group is unable to convert some of its old order rights, it may have a claim for compensation based on expropriation. It is not possible to forecast with any degree of certainty whether a claim will be enforceable against the State, and if enforceable, the level of compensation the Group will receive, if any. Factors that are taken into account include market value, proof of actual loss, proof of ownership, nature of property, current use of the property and history of the acquisition.
Where new order rights are obtained under the MPRD Act, these rights will not be equivalent to the
Group's existing property rights. The area covered by the new order rights may be reduced by the State if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. In addition, the new order rights will only be transferable subject to the approval of the
Minister of Minerals and Resources (formerly Minister of Minerals and Energy). Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Minerals and Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program.

The implementation of the MPRD Act will result in significant adjustments to the Group's property ownership structure. The Group has lodged applications to convert all of its old order rights, however, to the extent that it is unable to convert some of its old order rights to new order rights, and that the exclusive rights to minerals that the Group enjoyed under the previous statutory regime are diminished, the operations of the MPRD Act may result in significant adjustments to the Group's property ownership structure, which in turn could have a material adverse effect on the underlying value of the Group's operations. The MPRD
Act states that the conversions must be granted by the Minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed.

Taxation reform and mining royalties
The South African government has declared its intention to revisit the taxation regime of South African gold mining companies. The South African gold mining industry is taxed under the gold taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. This results in an additional tax benefit not afforded to other commercial companies. In addition, the
Mineral and Petroleum Resources Royalty Act, 2008 was enacted on 21 November 2008 and the Mineral and Petroleum Resources Royalty Act (Administration), 2008 on 26 November 2008. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%)
applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the Group. The registration process commenced on
1 November 2009 and the payment of royalties commenced on 1 March 2010. The royalty is payable on old unconverted mining rights and new converted mining rights. Introduction of further revenue based royalties or any future tax reforms would have an adverse effect on the business, operating results and financial condition of the Group's operations.

The Broad Based Socio-Economic Empowerment Charter
The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining
Charter (effective from 1 May 2004), establishes certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa.

The goals set by the Mining Charter include that each mining company must achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and
26 percent ownership within ten years from 1 May 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at fair market value. When considering applications for the conversion of existing rights, the State will take a
“scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on the Group's part to comply with the requirements of the
Mining Charter and the “scorecard” could subject the Group to negative consequences. The Group may incur expenses in giving additional effect to the Mining Charter and the “scorecard”, including costs which the Group may incur in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. There is also no guarantee that any steps the Group might take to comply with the
Mining Charter would ensure that it could successfully acquire new order mining rights in place of its existing rights. In addition, the terms of such new order rights may not be as favourable to it as the terms applicable to its existing rights. The Group runs the risk of losing its mining rights if it does not comply with the requirements stipulated in the Mining Charter. This could have an adverse affect on the Group's business, operating results and financial condition.

Land claims
The Group privately held land and mineral rights in South Africa could be subject to land restitution claims under the Restitution of Land Rights Act, 1994 (as amended), ("Land Rights Act"). Under the Land Rights
Act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was 31 December 1998. The Group has not been notified of any land claims, but it is possible that administrative delays in the processing of claims could have delayed such notification. Any claims of which the Group is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and prevent its using that land and exploiting any ore reserves located there. This could have an adverse affect on the Group's business, operating results and financial condition.

Since the Group's South African labour force has substantial trade union participation, the Group faces the risk of disruption from labour disputes and new South African labour laws.
As of June 30, 2009, the Group employs and contracts 5,791 people, of whom approximately 78% are members of trade unions or employee associations. The Group has entered into various agreements regulating wages and working conditions at its mines. Unreasonable wage demands could increase production costs to levels where its operations are no longer profitable. This could lead to accelerated mine closures and labour disruptions. In addition, the Group is subject to strikes by workers from time to time, which result in disruptions to its mining operations.

In recent years, labour laws in South Africa have changed in ways that significantly affect the Group's operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to the Group. In addition, future South African legislation and regulations relating to labour may further increase the Group's costs or alter its relationship with its employees. Labour cost increases could have an adverse effect on the Group's business, operating results and financial condition.

SETTLEMENT, CLEARING AND TRANSFERS OF NOTES
Words used in this section headed “Settlement, Clearing and Transfers of Notes” shall bear the same meanings as defined in the Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.
Global Certificates
Registered Notes listed on the JSE may be issued in the form of a single Global Certificate which will be lodged and immobilised in the Central Securities Depository which forms part of the settlement system of the JSE. The Central Securities Depository will be the sole Noteholder in respect of the Global Certificate.

The Central Securities Depository holds Notes subject to the Securities Services Act and the Rules of the
Central Securities Depository. The Rules of the Central Securities Depository as at the date of this
Programme have most recently been updated by the Registrar of Securities Services in Government Gazette
No. 27758 of 8 July 2005.

While the Notes are held in the Central Securities Depository under the Global Certificate, the Central
Securities Depository will be reflected as the Noteholder in the Register. Accordingly, in terms of the Terms and Conditions relating to the Notes, all amounts to be paid and all rights to be exercised in respect of the
Notes held in the Central Securities Depository, will be paid to and may be exercised only by the Central
Securities Depository under the Global Certificate.

The Central Securities Depository maintains accounts only for the Central Securities Depository Participants who are also approved settlement agents of the JSE. As at the date of this Programme Memorandum, the
Settlement Agents are the South African Reserve Bank, ABSA Bank Limited, FirstRand Bank Limited,
Nedbank Limited and The Standard Bank of South Africa Limited. The Central Securities Depository
Participants are in turn required to maintain securities accounts for their clients. The clients of Central
Securities Depository Participants may include the holders of Beneficial Interests in the Notes represented by the Global Certificate or their custodians. The clients of Central Securities Depository Participants, as the
holders of Beneficial Interests or as custodians for such holders, may exercise their rights in respect of the
Notes held by them in the Central Securities Depository only through the Central Securities Depository
Participants. Euroclear Bank SA/N.V., as operator of the Euroclear System and Clearstream Banking société
anonyme (Clearstream, Luxembourg) may hold Notes through the JSE Settlement Agent, which is currently
The Standard Bank of South Africa Limited.

Transfers of Beneficial Interests in the Central Securities Depository to and from clients of Central Securities
Depository Participants, who are also Settlement Agents, occur by book entry in the securities accounts of the clients with Settlement Agents. Transfers among Central Securities Depository Participants of Notes held in the Central Securities Depository occur through book entry in the Central Securities Depository
Participant’s central security accounts with the Central Securities Depository.

Beneficial Interests in Registered Notes may be exchanged for Individual Certificates in accordance with the
Terms and Conditions. Transfers of Registered Notes represented by an Individual Certificate may be made only in accordance with the Terms and Conditions and may be subject to the rules and operating procedures for the time being of the Central Securities Depository, Settlement Agents and the JSE.

Payments of interest and principal in respect of Notes represented by the Global Certificate, or any other
Notes represented by a Certificate immobilised in the Central Securities Depository and registered in the name of the Central Securities Depository's Nominee, will be made in accordance with Condition 9 of the
Terms and Conditions to the Central Securities Depository or such other registered holder of the Global
Certificate as shown in the Register and the Issuer will be discharged of its payment obligations under the
Note by proper payment to, or to the order of the registered holder of the Certificate in respect of each amount so paid. Each of the persons shown in the records of the Central Securities Depository and the
Central Securities Depository Participants as the holders of Beneficial Interests, as the case may be, shall look solely to the Central Securities Depository or the Central Securities Depository Participant, as the case may be, for such person’s share of such payment so made by the Issuer to, or to the order of, the registered holder of such Global Certificate.

Individual Certificates
All Notes not represented by a Global Certificate, including Unlisted Registered Notes shall be issued in definitive form and represented by Individual Certificates.
Title to Unlisted Registered Notes issued in the definitive form will pass upon registration of transfer in the
Register. The Issuer shall regard the Register as a conclusive record of title to the Unlisted Registered Notes.
Payments of Interest and principal in respect of Individual Certificates will be made to Noteholders in accordance with Condition 9.
Uncertificated Notes
Notes in uncertificated form may be issued in terms of section 37 of the Securities Services Act and will be held in the Central Securities Depository. The Central Securities Depository's Nominee will be the registered
Noteholder in respect of Uncertificated Notes.
Title to Uncertificated Notes will pass in accordance with Condition 15.3.
Payments of interest and principal in respect of Uncertificated Notes will be made to Noteholders in accordance with Condition 9.

SOUTH AFRICAN TAXATION
The information contained below is intended to be a general guide to the relevant tax laws of South Africa as at the date of this Programme Memorandum and is not intended as comprehensive advice and does not purport to describe all of the considerations that may be relevant to a prospective purchaser of Notes.
Prospective purchasers of Notes should consult their own professional advisers in regard to the purchase of Notes and the tax implications thereof. Accordingly, the Issuer makes no representation and gives no warranty or undertaking, express or implied, and accepts no responsibility for the accuracy or completeness of the information contained in this paragraph. The information contained below sets out guidelines on the current position regarding South African taxation for taxpayers who hold the Notes as capital assets. Traders in these Notes should consult their own advisers.
Words used in this section headed “Income Tax” shall bear the same meanings as defined in the Terms and
Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.
Income Tax
Under current taxation law in South Africa persons who or which are tax residents will, subject to any available exemptions, be taxed in South Africa on their world-wide income. A tax resident is a person who or which is a “resident” as defined in section 1 of the South African Income Tax Act, 1962 (the “Income
Tax Act”). Any income received by or accrued to a resident in respect of the Notes will accordingly be subject to income taxes imposed or assessed under the Income Tax Act.
Any original issue at a discount to the nominal amount of the Notes will, in terms of Section 24J of the
Income Tax Act, be treated by the revenue authorities as interest for tax purposes, and the discount amount will be deemed to accrue to the Noteholder on a yield to maturity basis as if such Noteholder were to hold the Notes until maturity. If the Notes are disposed of prior to maturity or are subject to early redemption, then the yield to maturity is re-calculated at that time.
Any original issue premium or redemption premium will be added to the nominal amount of the Notes to determine the initial amount which will be used to determine the interest which is deemed, under Section 24J of the Income Tax Act, to have been incurred or to have accrued in respect of the Notes. Interest is taxed on the basis of the yield to maturity unless an election has been made by the Noteholder (if the Noteholder is entitled to make such election) to treat the Notes as trading stock on a mark-to-market basis.
A non-resident is taxed in South Africa under the Income Tax Act only on income from a source within or deemed to be within South Africa. A non-resident is a person who or which is not a “resident” as defined in the Income Tax Act. Interest which is received or accrued in respect of the Notes during any year of assessment to any non-resident will be exempt from taxation under the Income Tax Act, unless that non-
resident is a natural person who was physically present in South Africa for a period exceeding 183 calendar days in aggregate in that year or, if that non-resident (whether or not a natural person), carried on business in
South Africa at any time during that year through a permanent establishment located in South Africa.
Capital Gains Tax
Capital gains tax applies to any capital gain earned on the disposal or deemed disposal of an asset by residents, as well as to any capital gain resulting from the disposal of immovable property and any assets attributable to a permanent establishment of a non-resident located in South Africa.
A gain made on the disposal (other than by way of redemption) of the Notes by a resident Noteholder may be subject to capital gains tax.

Any discount or premium on acquisition which has already been treated as interest for income tax purposes, under section 24J of the Income Tax Act will not be taken into account when determining any capital gain or loss. In terms of section 24J(4A) of the Income Tax Act a loss on disposal will, to the extent that it has previously been included in taxable income (as interest) be allowed as a deduction from the taxable income of the holder when it is incurred and accordingly will not give rise to a capital loss.
Capital Gains Tax in terms of the Eighth Schedule to the Income Tax Act does not apply to assets such as
Notes disposed of by a person who is not a resident unless the Note disposed of is attributable to a permanent establishment of that person through which a trade is carried on in South Africa during the relevant year of assessment.
Securities transfer tax
No securities transfer tax is payable, in terms of the South African Securities Transfer Tax Act, 2007, in
respect of the issue, transfer, cancellation or redemption of the Notes.
Withholding tax
Under current taxation law in South Africa, all payments made under the Notes to resident and non-resident
Noteholders will be made free of withholding or deduction for or on account of any taxes, duties, assessments or governmental charges in South Africa.

SUBSCRIPTION AND SALE

Words used in this section headed “Subscription and Sale” shall bear the same meanings as defined in the
Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.

The Notes will be distributed by the Dealer and/or any person appointed as dealer by the Issuer in terms of the
Programme Agreement dated 30 September 2010 relating to the Programme.
Republic of South Africa
The Issuer and the Dealer have represented and agreed that they will not solicit any offers for subscription for the Notes in contravention of the Companies Act or the Banks Act, 1990.
United States of America
The Notes have not been and will not be registered under the United States Securities Act of 1933 (“the
Securities Act”) and may not be offered or sold within the United States or to, or for the account of or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the
Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the
Securities Act.
If the Notes are in bearer form they are subject to United States tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by United States tax regulations. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.
The Issuer and the Dealer agree that they will not solicit offers for the subscription for, or deliver, any Notes within the United States or to, or for the account or benefit of, U.S. persons.
United Kingdom
The Dealer has represented, warranted and undertaken to the Issuer, and each further Dealer appointed under the Programme will be required to represent, warrant and undertake, inter alia, that -
(a)
in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent)
for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 90 of the Financial Services and Markets Act, 2000 (“FSMA”) by the Issuer;
(b)       it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and
(c)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus
Directive (each, a “Relevant Member State”), the Dealer has represented and agreed, and each further
Dealer appointed under the Programme will be required to represent and agree that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the
“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that
Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a)     in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that
Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the
Prospectus Directive and ending on the date which is 12 months after the date of such publication;
(b)      at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so are authorised or regulated, whose corporate purpose is solely to invest in securities;
(c)      at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or
(d)     at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive”
means Directive 2003/71/EC as amended, superseded or re-instated and includes any relevant implementing measure in each Relevant Member State.
General
Neither the Issuer nor the Dealer represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder or assumes any responsibility for facilitating such sale.

SOUTH AFRICAN EXCHANGE CONTROL
Words used in this section headed “South African Exchange Control” shall bear the same meanings as defined in the Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.
Non-South African Resident Noteholders and Non-Residents from the Common Monetary Area
The information below is not intended as advice and it does not purport to describe all of the considerations that may be relevant to a prospective purchaser of Notes. Prospective purchasers of Notes that are non-South
African residents or non-residents from the Common Monetary Area are urged to seek further professional advice in regard to the purchase of Notes under the Programme.
Blocked Rand may be used for the purchase of Notes. Any principal amounts payable by the Issuer in respect of the Notes purchased with Blocked Rand may not, in terms of the Exchange Control Regulations of 1961, be remitted out of South Africa or paid into any non-South African resident’s bank account. For the purposes of this clause, Blocked Rand are defined as funds which may not be remitted out of South Africa or paid into a non-South African resident’s bank account.
Non-Residents from the Common Monetary Area
Any Individual Certificates issued to Noteholders who are non-residents from the Common Monetary Area will be endorsed “non-resident”. In the event that the Beneficial Interest in Notes is held by a non-resident from the Common Monetary Area through the Central Securities Depository and its relevant Settlement
Agents, the securities account of such Non-resident will be designated as a “non-resident” account. Such restrictively endorsed Individual Certificates shall be deposited with an authorised foreign exchange dealer controlling such non-resident’s blocked assets.
Any payments of interest or principal due to a non-resident Noteholder will be deposited into such non-
resident’s Blocked Rand account, as maintained by an authorised foreign exchange dealer. These amounts are not freely transferable from the Common Monetary Area and may only be dealt with in terms of the
Exchange Control Regulations.

Non-residents of the Common Monetary Area
In terms of the Exchange Control Regulations, non-residents of the Common Monetary Area may invest in the Notes.
Any Individual Certificates issued to Noteholders who are not resident in the Common Monetary Area will be endorsed “non-resident”. In the event that Notes are held by a non-resident of the Common Monetary
Area through the Central Securities Depository and its relevant Participants, the securities account of such
Noteholder will be designated as a “non-resident” account.
For the purposes of these paragraphs, the Common Monetary Area includes the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland.

GENERAL INFORMATION
Words used in this section headed “General Information” shall bear the same meanings as defined in the
Terms and Conditions, except to the extent that they are separately defined in this section or this is clearly inappropriate from the context.

Authorisation
All consents, approvals, authorisations or other orders of all regulatory authorities required by the Issuer under the laws of South Africa have been given for the establishment of the Programme and the issue of Notes thereunder.
Listing
The Programme has been registered with the JSE. Notes issued under the Programme may be listed on the
Interest Rate Market of the JSE or such other or further exchange(s) as may be selected by the Issuer. Unlisted
Notes may also be issued under the Programme.
Documents Available
So long as Notes are in issue under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer:
(a)
the audited annual financial statements, and the notes thereto, of the Issuer and the Guarantor for the three financial years ended 30 June 2007, 30 June 2008 and 30 June 2009 as well as the published audited annual financial statements, and notes thereto of the Issuer and the Guarantor in respect of further financial years, as and when such become available;
(b) a copy of the Programme Memorandum;
(c) each of the Applicable Pricing Supplements relating to any Notes;
(d) the Guarantee executed by the Guarantor in favour of the Noteholders;
(e) the Agency Agreement; and
(f)
any future supplements and/or amendments to this Programme Memorandum and any other documents incorporated herein or therein by reference.
Clearing Systems
The Notes listed on the Interest Rates Market of the JSE will be cleared and settled in accordance with the rules of the Interest Rates Market of the JSE and the Central Securities Depository, or their successors. The Notes may also be accepted for clearance through any additional clearing system as may be selected by the Issuer.
Settlement Agents
As at the date of this Programme Memorandum, the JSE-recognised Settlement Agents, who are also Central
Securities Depository Participants, are the South African Reserve Bank, Absa Bank Limited, FirstRand Bank
Limited, Nedbank Limited and The Standard Bank of South Africa Limited. Euroclear and Clearstream,
Luxembourg will settle offshore transfers through South African Settlement Agents.
Material Change
Save as disclosed in this Programme Memorandum, there has been no material adverse change in the financial or trading position of the Issuer since the date of the Issuer's latest audited financial statements.
Litigation
Save as disclosed herein, the Issuer is not engaged (whether as defendant or otherwise) in any legal, arbitration, administration or other proceedings, the results of which if adversely decided might have or have had a material adverse effect on the financial position or the operations of the Issuer, nor is it aware of any such proceedings being threatened or pending.

Auditors
KPMG Inc. has acted as the auditors of the financial statements of the Issuer for the financial years ending
30 June 2007, 30 June 2008 and 30 June 2009 and, in respect of these years issued unqualified audit reports in respect of the Issuer.

ISSUER
DRDGOLD South African Operations (Proprietary) Limited
(Registration Number 2005/033662/07)
1st Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
PO Box 390, Maraisburg, 1700, South Africa
Contact: Craig Barnes/Niel Pretorius
GUARANTOR
DRDGOLD Limited
(Registration Number 1895/000926/06)
1st Floor, Quadrum 1
Quadrum Office Park
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort
PO Box 390, Maraisburg, 1700, South Africa
Contact: Craig Barnes/Niel Pretorius
ARRANGER AND DEALER
Absa Capital, a division of Absa Bank Limited
(Registration Number 1986/004794/06)
15 Alice Lane
Sandton, 2196
South Africa
Contact: Ms P Nana
PAYING AGENT, CALCULATION AGENT AND TRANSFER AGENT
Absa Capital, a division of Absa Bank Limited
(Registration Number 1986/004794/06)
15 Alice Lane
Sandton, 2196
South Africa
Contact: Mr W Green
LEGAL ADVISERS TO THE ARRANGER AND DEALER
Werksmans Incorporated
(Registration Number 1990/007215/21)
155 – 5
th
Street
Sandown
Sandton, 2196
South Africa
Contact: Mr R Roothman

AUDITORS TO THE ISSUER
KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown, 2193
Contact: Per R. Davel
SPONSOR
Absa Capital, a division of Absa Bank Limited
(Registration Number 1986/004794/06)
15 Alice Lane
Sandton, 2196
South Africa
Contact: Ms P Nana